As filed with the Securities and Exchange Commission on November 23, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TELEGENT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	3674	20-1067837
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

(345) 949-8066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Samuel Sheng

Chief Executive Officer

c/o Telegent Systems USA, Inc.

470 Potrero Avenue

Sunnyvale, California 94085

(408) 523-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen, Esq.	Jorge A. del Calvo, Esq.
John T. McKenna, Esq.	Gabriella A. Lombardi, Esq.
Sally A. Kay, Esq.	Allison Leopold Tilley, Esq.
Cooley Godward Kronish LLP	Pillsbury Winthrop Shaw Pittman LLP
Five Palo Alto Square	2475 Hanover Street
3000 El Camino Real	Palo Alto, California 94304
Palo Alto, California 94306	(650) 233-4500
(650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “accelerated filer,” “large accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common Shares, $0.00005 par value per share	$ 250,000,000	$ 13,950.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling shareholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 23, 2009

Prospectus

Shares

Common Shares

This is an initial public offering of common shares by Telegent Systems, Inc. Telegent is selling              common shares. The selling shareholders identified in this prospectus are selling an additional          common shares. We will not receive any proceeds from the sale of the shares being sold by the selling shareholders. This is our initial public offering and no public market currently exists for our shares. The estimated initial public offering price is between $             and $             per share.

We have applied to have our common shares listed on The NASDAQ Global Market under the symbol “TLG.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Telegent, before expenses	$	$
Proceeds to the selling shareholders, before expenses	$	$

To the extent the underwriters sell more than          common shares, we have granted the underwriters an option for a period of 30 days to purchase up to an additional          common shares, at the initial public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.	J.P. Morgan

Jefferies & Company	Oppenheimer & Co.	Piper Jaffray

                    , 2010

TELEGENT SYSTEMS

Television-on-a-chip™

- Core expertise in RF mixed-signal design, communications signal processing and multimedia processing
- Designed to enable live broadcast TV on every screen
- Supports global free-to-air analog and DVB-T digital TV standards
- Incorporated into more than 50 million mobile handsets worldwide

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

Until                     , 2010, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside of the United States.

i

CONVENTIONS THAT APPLY IN THIS PROSPECTUS

Throughout this prospectus (except with respect to our consolidated financial statements and the related notes thereto) we refer to the term “common shares” to describe the shares of capital in our company designated as “ordinary shares” in our amended and restated memorandum and articles of association in effect prior to the closing of this offering. Immediately prior to the closing of this offering, we will further amend and restate our memorandum and articles of association, which will re-designate our ordinary shares as “common shares.” Our amended and restated memorandum and articles of association currently in effect also designate 1,000,000 shares of capital in our company as Class A ordinary shares. As of the date of this prospectus, no Class A ordinary shares have been issued. Effective immediately prior to the closing of this offering, the outstanding options to purchase Class A ordinary shares will convert automatically into options to purchase the same number of common shares and effective upon the filing of our post-offering memorandum and articles of association, Class A ordinary shares will no longer be authorized. As such, we have not separately delineated options to purchase Class A ordinary shares, but rather have included the number of shares subject to such options in the reference to the “common shares subject to outstanding stock options.” For additional information, please see our amended and restated memorandum and articles of association currently in effect and our post-offering memorandum and articles of association to be in effect immediately prior to the closing of this offering, included as exhibits 3.1 and 3.2, respectively, to our Registration Statement on Form S-1.

In addition, unless otherwise indicated, references in this prospectus to:

•	“broadcast” refer to over-the-air terrestrial transmission of television signals and exclude transmissions over cellular networks, cable and satellite;

•	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“CIS” refer to the Commonwealth of Independent States;

•	“CMOS” refer to complementary metal oxide semiconductor;

•	“distributor” refer to intermediaries that purchase our products directly from us and resell to end customers;

•	“end customer” refer to IDHs, OEMs, ODMs, mobile handset manufacturers and mobile device manufacturers who purchase our products either through distributors or directly from us;

•	“FASB” refer to the Financial Accounting Standards Board of the United States;

•	“fiscal 2007,” “fiscal 2008,” “fiscal 2009” and “fiscal 2010” refer to our fiscal years ended March 31, 2007, March 31, 2008 and March 31, 2009 and ending March 31, 2010, respectively;

•	“IC” refer to integrated circuit;

•	“IDHs” refer to independent design houses;

•	“ODMs” refer to original device manufacturers;

•	“OEMs” refer to original equipment manufacturers;

•	“post-offering memorandum and articles of association” refer to our amended and restated memorandum and articles of association to be filed immediately prior to the closing of this offering;

•	“RF” refer to radio frequency;

•	“RMB” refer to the legal currency of the People’s Republic of China; and

•	“U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

Unless the context indicates otherwise, we use the terms “Telegent,” “our company,” “we,” “us” and “our” in this prospectus to refer to Telegent Systems, Inc. and its subsidiaries.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus.

Telegent Systems, Inc.

We are a fabless semiconductor company that develops and markets highly-integrated, high-performance, CMOS RF and mixed-signal system-on-a-chip solutions. Our strategy is to apply our core technical expertise in RF mixed-signal design, communications signal processing and multimedia processing to enable new market opportunities for communications and computing platforms. Our initial products solved many of the long-standing technical challenges that precluded reception of analog free-to-air broadcast television on mobile handsets and integrate all of the key IC components to enable a full television-on-a-chip, including an RF tuner, demodulator, decoder, video processor and universal interfaces. As a result, consumers of our products are no longer limited to watching live television broadcasts on stationary television sets and can now access the same free-to-air broadcast content on a mobile handset or portable computer. Our television-on-a-chip platforms were the most widely sold broadcast television solutions for the approximately 1.3 billion unit global mobile handset market in 2008.

To facilitate and accelerate the adoption of our television-on-a-chip solutions, we develop and foster relationships with and among mobile device manufacturers, wireless network operators, distributors, retailers and, in some cases, broadcasters. Our approach is to use this ecosystem of relationships to drive consumer awareness and demand, help our distributors and end customers successfully penetrate new markets and expand their businesses globally and create new opportunities for operators, broadcasters and other market participants to benefit from the convergence of broadcast television and mobile multimedia devices.

Our solutions utilize existing analog free-to-air broadcast television content and infrastructure to enable delivery of familiar broadcast television to virtually any mobile device with a display. We believe we were the first to successfully integrate analog television technology on a single chip to meet the small form factor, low power consumption and mobile signal sensitivity requirements of mobile handsets. Our current products address all analog broadcast television standards worldwide, which are available to approximately 93% of the world’s population. We recently introduced a hybrid solution, which enables both analog and digital free-to-air broadcast television reception in countries that have adopted the DVB-T digital standard, and we plan to develop solutions to address additional digital standards. Our system-level design is independent of, and compatible with, a wide range of mobile handset baseband platforms, application processors and operating systems. We believe our technology can also be incorporated into a broad range of mobile multimedia devices, including notebooks, netbooks, personal media players, handheld game consoles and personal navigation devices.

We currently have more than 80 end customers, most of which are located in China. Since our inception, over 50 million of our products have been incorporated into mobile handsets and sold to consumers in Southeast Asia, Latin America, the Middle East and Africa, China and Russia/CIS. During the quarter ended September 30, 2009, we shipped on average more than one million units per week. Our significant end customers include eight of the top ten mobile handset IDHs in China, two of the top five mobile handset manufacturers in Taiwan and recently, one of the three leading global mobile handset manufacturers. In the fiscal year ended March 31, 2009, we generated revenue of $123.9 million, representing 150% year-over-year growth, and in the six months ended September 30, 2009, we generated revenue of $111.1 million, representing 66% growth over the comparable period in 2008. We have been profitable for nine consecutive quarters, commencing with the quarter ended September 30, 2007.

Industry Background and Our Solutions

Our initial products and sales efforts targeted the mobile handset market to address the large potential opportunity arising from the convergence of the mobile multimedia device and broadcast television markets.

The mobile handset market has grown rapidly over the last ten years and handsets are the most widely adopted type of mobile device today. Forward Concepts estimates that there are over 4.3 billion mobile phone subscribers worldwide in 2009 and, according to In-Stat, approximately 1.3 billion mobile handsets were shipped in 2008. In addition, nearly 330 million notebook and netbook computers, personal media players, handheld game consoles and personal navigation devices were sold in 2008, according to In-Stat. We believe growth in mobile devices will be particularly strong in the emerging markets of Southeast Asia and the Middle East, China, India, South America, Eastern Europe and Africa. According to Forward Concepts, mobile handset shipments in these markets are expected to increase from 823 million units in 2008 to 1.2 billion units in 2013. These emerging markets combine a large mobile device market opportunity with strong consumer demand for analog broadcast television.

Analog free-to-air broadcast television is widely available in almost every country, encompassing most of the world’s population. Some countries have transitioned, or plan to transition, to digital free-to-air television. Consumers rely on free-to-air broadcast television as a critical means of receiving real-time news, sports and entertainment and, in many countries, broadcast television is a primary means of disseminating information to the public. According to DisplaySearch, approximately 200 million televisions are expected to be shipped in 2009 and, according to Eurodata, the average time spent per day watching television is over three hours. According to ZenithOptimedia, spending on global television advertising amounted to nearly $187 billion in 2008. The time and monetary investments made in the broadcast television ecosystem, as well as the breadth and relevance of available programming, have resulted in a high degree of consumer familiarity with the content and schedules of existing broadcasts. Proliferation of free-to-air broadcast television on mobile multimedia devices creates new opportunities for broadcasters, advertisers and other ecosystem participants by widening the audience and increasing the amount of time consumers spend watching television.

Our technology facilitates the convergence of broadcast television and mobile multimedia devices by enabling the reception of free-to-air broadcast content on virtually any mobile device with a display without requiring incremental investments in infrastructure or content. We believe there was no broadly adopted solution for analog free-to-air broadcast television on mobile handsets prior to the commercialization of our products. Our deep understanding of systems design and the free-to-air broadcast television and mobile multimedia device markets enables us to provide turnkey platform solutions to our end customers. We also enhance their ability to penetrate new market opportunities by helping them identify and understand consumer tastes and usage patterns and by enabling them to meet the certification and qualification processes required in various markets.

The key attributes of our solutions include the following:

•

Highly integrated television-on-a-chip architecture that integrates all IC components, including an RF tuner, demodulator, decoder, video processor and universal interfaces, on a single CMOS chip, delivering system-level benefits such as low power consumption, a small footprint, ease of design-in and low cost;

•	Support of free-to-air broadcast television standards available to more than 93% of the global population, including NTSC, PAL, SECAM, and DVB-T;

•

Advanced RF mixed-signal system implementation in CMOS, which enables high quality reception of broadcast signals while moving at high speeds and full integration of analog and digital IC components on one chip;

•	Proprietary, embedded signal processing techniques that enable reception, processing and display of broadcast content on mobile devices in highly variable signal strength environments; and

•	End-to-end system-level design that enables end customers to integrate our products into their devices quickly, easily and cost-effectively.

Our Strategy

We intend to continue developing new technology and products to enhance the consumer experience, increase levels of integration, address additional digital global broadcast standards and device platforms and enter new markets. The key elements of our strategy include:

•

Proliferate the use of our technology in more devices by continuing to leverage our leading market position to expand our business with existing end customers, penetrate additional leading end customers and accelerate demand for devices that incorporate our products;

•	Continue to build and leverage our broadcast and mobile television ecosystem relationships to help our distributors and end customers enter new markets;

•	Broaden consumer awareness of mobile television through increased marketing efforts and collaboration with our ecosystem partners;

•	Leverage the global availability of free-to-air broadcast television infrastructure and content to further penetrate our served markets and enter new markets;

•

Use our core competencies in RF mixed-signal design, high performance communications signal processing, multimedia processing and system-on-a-chip integration to drive technical innovation, introduce new products to support additional digital broadcast television standards and continue to improve video quality and the overall user experience;

•	Integrate additional features into our products to increase functionality and reduce overall system size and cost; and

•	Apply our technical expertise to develop complete, end-to-end system solutions for new large, high growth market opportunities in communications and computing platforms.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in the Cayman Islands on April 29, 2004. Our registered office is located at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of our U.S. subsidiary is 470 Potrero Avenue, Sunnyvale, California 94085, and our telephone number is (408) 523-2800. Our website address is www.telegent.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common shares.

We use various trademarks and trade names in our business, including without limitation “Telegent,” “Telegent Systems” and “SureTrak.” This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

The Offering

Common shares offered by us	shares

Common shares offered by selling shareholders	shares

Common shares to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	shares

Use of proceeds	We intend to use the net proceeds of this offering for sales and marketing activities, research and development activities and to fund working capital and other general corporate purposes, which may also include acquisitions of or investments in complementary businesses, technologies, or other assets. See the section ”Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“TLG”

The number of common shares to be outstanding after this offering is based on 64,184,538 common shares outstanding as of September 30, 2009, and excludes:

•

14,597,327 common shares subject to outstanding stock options as of September 30, 2009 with a weighted-average exercise price of $1.44 per share and an additional 4,468,550 common shares subject to outstanding stock options as of October 31, 2009 with a weighted-average exercise price of $7.95 per share granted subsequent to September 30, 2009;

•

an aggregate of 633,403 common shares reserved for future issuance under our 2004 Share Plan as of September 30, 2009 and an additional 1,231,450 common shares reserved for future issuance under our 2004 Share Plan as of October 31, 2009 and approved by our board of directors subsequent to September 30, 2009; and

•

an aggregate of 500,000 common shares reserved for future issuance under our 2010 Employee Stock Purchase Plan, as well as any automatic increases in the number of common shares reserved for future issuance under this plan and our 2010 Equity Incentive Plan.

Unless we specifically state otherwise, the share information in this prospectus is as of September 30, 2009 and reflects or assumes:

•	the conversion of all our outstanding preference shares into 45,930,060 common shares immediately prior to the closing of this offering;

•	the filing of our post-offering memorandum and articles of association immediately prior to the closing of this offering; and

•	the underwriters’ option to purchase up to an additional common shares is not exercised.

Summary Consolidated Financial Data

The following table summarizes our consolidated financial data. We have derived the following summary consolidated statements of operations data for the fiscal years ended March 31, 2007, 2008 and 2009 from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the six months ended September 30, 2008 and 2009 and consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited consolidated financial statements included in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and, in the opinion of our management, they reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of the results that may be expected in any future period. The summary consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes thereto, as well as the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$321	$49,607	$123,877	$66,884	$111,116
Cost of revenue	400	17,435	39,674	21,501	37,832

Gross profit (loss)	(79)	32,172	84,203	45,383	73,284

Operating expenses:
Research and development	10,247	17,333	26,979	11,626	19,600
Sales and marketing	1,224	3,312	7,600	3,273	4,778
General and administrative	1,040	2,754	5,895	2,460	4,182

Total operating expenses	12,511	23,399	40,474	17,359	28,560

Income (loss) from operations	(12,590)	8,773	43,729	28,024	44,724

Interest income	891	1,244	497	371	71
Other income (expenses), net	(4)	(15)	23	14	(29)

Income (loss) before income taxes	(11,703)	10,002	44,249	28,409	44,766
Provision for income taxes	—	2,900	3,378	2,380	5,409

Net income (loss)	$(11,703)	$7,102	$40,871	$26,029	$39,357

Net income (loss) per share:
Basic (1)	$(1.38)	$0.08	$0.62	$0.41	$0.60

Diluted (1)	$(1.38)	$0.05	$0.44	$0.29	$0.41

Weighted-average number of shares used in computing net income (loss) per share:
Basic	8,450	12,980	16,683	16,207	17,762
Diluted	8,450	20,716	23,896	23,249	25,645
Pro Forma net income per share:
Basic (1)			$0.65		$0.62

Diluted (1)			$0.59		$0.55

Weighted-average number of shares used in computing pro forma net income per share:
Basic			62,613		63,692
Diluted			69,826		71,826

(1)	See Note 6 in the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share and the unaudited pro forma basic and diluted net income per common share.

Share-based compensation expense included in the above line items was as follows:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
	(in thousands)
Cost of revenue	$—	$12	$25	$15	$12
Research and development	735	749	1,057	515	926
Sales and marketing	100	72	480	143	247
General and administrative	89	222	544	275	403

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma, As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$134,948	$134,948	$
Working capital	125,965	125,965
Total assets	162,547	162,547
Total liabilities	37,011	37,011
Redeemable convertible preference shares	50,633	—		—
Total shareholders’ equity	74,903	125,536

The above table presents our consolidated balance sheet data:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding preference shares into common shares immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to the conversion of all outstanding preference shares into common shares immediately prior to the closing of this offering and to the sale of              common shares in this offering at an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total shareholders’ equity by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total shareholders’ equity by approximately $            , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and will vary based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common shares. If any of the following possible events actually occur, our business, operating results and financial condition could be harmed. In this case, the trading price of our common shares could decline, and you might lose all or part of your investment in our common shares. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business and Industry

We are dependent on sales of two products used in mobile handsets, and a decline in market acceptance of these products could harm our business.

In fiscal 2009, we derived 99% of our revenue from the sale of two analog mobile television products used in mobile handsets, and we expect to continue to derive a significant percentage of our revenue from the sale of these products for the next several years. As a result, continued market acceptance of these products is critical to our future success. If demand for these products, or for analog mobile television generally, were to decline, our revenue would decline and our business would be harmed.

We expect our market share and our gross margins to decline as a result of competition from new market entrants.

We believe we are currently the only provider of single chip analog free-to-air broadcast mobile television products used in mobile handsets. We expect competition to intensify in the future as new participants enter the market. An increase in competition could make it more difficult for us to sell our products and will likely result in increased pricing pressure, reduced gross margins and a loss of market share. For instance, as competition increases, we expect that we will have to periodically lower the price of our products and, as a result, we expect our gross margins and operating margins to decrease over time.

Specifically, we may face competition from a number of larger, more established companies who either have close relationships with our current end customers or who historically have sold mobile television products, including companies such as MediaTek Inc., SANYO Electric Co., Ltd., Sony Corporation and others. We may also face imminent competition from a number of private companies who we believe are developing products for the mobile television market, including RDA Microelectronics, Inc., MaxLinear, Inc., Newport Media Inc., DiBcom S.A., Siano Mobile Silicon Ltd. and others. In addition, major semiconductor suppliers who either offer proprietary or digital mobile television products or sell products to mobile device manufacturers, such as Broadcom Corporation, Infineon Technologies AG, Marvell Technology Group Ltd., QUALCOMM Incorporated, ST-Ericsson N.V. and others, may decide to enter the market for analog mobile television products. Many of these semiconductor suppliers sell a broader range of products to mobile device manufacturers than we do. Given their existing relationships with these manufacturers, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources, these large semiconductor suppliers may be better positioned to develop and sell products with similar functionality as our products and with greater pricing flexibility. Further, mobile device manufacturers may prefer to purchase from their existing suppliers rather than from a newer supplier like us regardless of a product’s performance or its features. New entrants into the market may decide to build market share by selling products at prices that are significantly lower than ours.

As competition in our market increases, our ability to compete will depend on a number of factors, including:

•	our success in identifying and penetrating new markets, applications and customers;

•	our ability to accurately predict the demand for our products;

•	our ability to develop and maintain relationships with key end customers;

•	our ability to accurately understand the price points and performance metrics of competing products in the marketplace;

•	our products’ performance and cost-effectiveness relative to that of competitors’ products;

•	our ability to deliver products in large volume on a timely basis at competitive prices;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit design and application engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

Our potential competitors may also establish cooperative relationships among themselves or with third parties or acquire companies that provide similar products to ours. If so, new competitors or alliances may emerge that could acquire significant market share. In addition, future development efforts by our competitors could render our products obsolete. For example, we believe a significant number of our products shipped to date are incorporated into mobile handsets that also incorporate a MediaTek baseband chipset. MediaTek may choose to create a baseband design that prohibits the inclusion of our products, develop competitive products or include their own or other competitive products in their reference designs. Any of these competitive tactics, alone or in combination with others, could harm our business and result in a loss of market share and an increase in pricing pressure.

Our business is dependent upon the ability of mobile handset manufacturers to successfully sell their products.

Our products are primarily incorporated into mobile handsets. Accordingly, demand for our products is dependent on the ability of mobile handset manufacturers to successfully sell handsets that incorporate our products. We cannot be certain whether these manufacturers will be able to create or sustain demand for their handsets or how long they will remain competitive in their business, if at all. The success of these mobile handset manufacturers and the demand for their handsets can be affected by a number of factors, including:

•	market acceptance of their mobile handsets;

•	the impact of slowdowns or declines in sales of mobile handsets in general;

•	their ability to design products with features that meet the evolving tastes and preferences of consumers;

•	fluctuations in foreign currency;

•	relationships with wireless carriers in particular markets;

•	the implementation of or changes to mobile handset certification standards and programs;

•	technological advancements in the functionality and capabilities of mobile handsets;

•	the imposition of restrictions, tariffs, duties or regulations by foreign governments on mobile handset manufacturers;

•	failure to comply with governmental restrictions or regulations;

•	cost and availability of components for their products, including specialized chipsets such as baseband or flash memory chips; and

•	inventory levels in the sales channels into which mobile handset manufacturers sell their products.

In addition, we invest resources to help facilitate mobile handset manufacturers’ ability to sell their products, and if we are not able to foster the relationships necessary to aid them in the introduction of new products and their expansion into new geographic markets, our collective sales efforts may not be successful. Our ability to succeed and expand our business will be harmed if mobile handset manufacturers cannot develop and sell or sustain demand for their current and future products that incorporate our products.

If consumption of free-to-air broadcast television on mobile multimedia devices does not achieve broad consumer adoption, our operating results will suffer.

Our products are designed for use in mobile multimedia devices that provide consumers with the ability to watch free-to-air broadcast television, primarily in analog format. The success of our products depends in part on consumer desire to purchase mobile multimedia devices that integrate this functionality in countries where free-to-air broadcast television is available, as well as manufacturers’ willingness to design and produce mobile multimedia devices that incorporate this functionality. The timing of broad market adoption of the functionality enabled by our products will depend in part on:

•	the price of the mobile multimedia devices incorporating our products;

•	the availability of analog free-to-air broadcast television content;

•	the pace of transition to digital free-to-air or subscription-based broadcast standards;

•	the quality of the consumer viewing experience on these devices;

•	consumer tastes, demands and preferences;

•	support for available broadcast television standards in various targeted geographies; and

•	the cost, availability and attractiveness of other methods of consuming multimedia content on mobile multimedia devices.

If market demand for television functionality on mobile multimedia devices, particularly mobile handsets, fails to develop or be broadly adopted, demand for our products will decline and our revenue and business will be harmed.

We may not be successful in developing and selling new products or in penetrating new markets.

We operate in a dynamic industry characterized by rapidly changing consumer tastes and demands, technologies, industry standards and regulations. Our competitiveness and future success depend in part on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements in a timely and cost-effective manner. In particular, the manufacturers of mobile handsets based in China operate in a rapidly evolving environment characterized by frequent introductions of new mobile handsets with varying functionality and capabilities. Currently, most of our end customers are based in China. As a result, our success is dependent on our ability to accurately anticipate market trends, these end customers’ changing strategies and consumer demands and to design products for devices, standards and geographies that address the needs of our target markets in a cost-effective manner. If we are unable to develop new products in a timely manner or fail to gain market acceptance for new products, our business will be harmed.

Successful product development and market acceptance of our products depend on a number of factors, including:

•	accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer tastes and preferences;

•	accurate prediction of changing broadcast standards in our target markets;

•	our ability to design, develop and sell products that address a broader array of mobile multimedia devices;

•	timely qualification and certification of our products for use in mobile multimedia devices;

•	market acceptance, adequate consumer demand and commercial production of the products into which our products are incorporated;

•	availability, quality, reliability, price, performance, power consumption and size of our products as compared to competing products and technologies;

•	our customer service, support and responsiveness; and

•	successful development of our relationships with existing and potential new mobile device manufacturers.

We cannot assure you that products we are developing or may develop in the future will achieve market acceptance. If these products fail to achieve market acceptance, or if we fail to develop new products that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

The emergence of alternative models for consuming multimedia content on mobile devices may impact our business in ways we cannot anticipate.

Currently, free-to-air broadcast television is one of the most widely adopted and available forms of delivery of real time news, sports, and entertainment content. Various proprietary paid broadcast mobile television services and other modes of content consumption, including those transmitted over the Internet, may be available to consumers or may be adopted by consumers over time. We cannot predict the impact on our business should these or other modes of content distribution and consumption become widely adopted.

As analog broadcasts are phased out, we will need to correctly anticipate digital standards that become broadly adopted and develop and sell products that support such digital standards.

Our future success will depend on our ability to design products to support relevant and changing broadcast television standards and formats. We have derived substantially all of our revenue from products that support analog broadcast television formats only, and we have not yet commercialized a product that supports a digital format in mobile handsets. While a majority of free-to-air broadcasts globally are in analog format today, we expect broadcasts to transition to digital formats over time. The selection of a digital standard is determined by governmental and regulatory agencies and standard setting bodies and will vary by geographical region. In addition, the selection of a particular digital standard may be affected by, among other things, the availability of technology to support a proposed standard, government policies and regional infrastructure considerations. As a result, a single universal digital broadcast standard is not likely to emerge.

As digital broadcasts become available and analog broadcasts are phased out, we will need to develop and sell products that support digital standards and hybrid products that support analog and digital standards. In order to be successful, we must accurately predict which digital standards will be broadly adopted in various regions. As a result, we expect to continue to invest significant time and effort and incur significant expense to design, manufacture and market products to address relevant standards and address various digital formats. If we fail to predict the relevant digital standard in our target markets, or if we do not design our products to meet relevant standards on a timely basis compared to competitors, we may fail to achieve market acceptance for our products or lose market share and our business will be harmed.

Our business is highly dependent on the mobile handset market, which is dominated by a few large manufacturers, and our future success is dependent upon our ability to build relationships with these manufacturers and incorporate our products into their mobile handsets.

The mobile handset market consists of a few well established mobile device manufacturers with large market share and international brand recognition and a significantly larger group of smaller manufacturers and designers, generally with limited brand recognition, that typically target emerging markets. In some instances these smaller manufacturers provide manufacturing or other services for the large, well established mobile device manufacturers. To date, we have primarily sold our products to the smaller mobile handset manufacturers and designers.

For mobile television functionality to become broadly adopted worldwide, we believe large, well established mobile device manufacturers must incorporate this functionality into their mobile handset designs. The future success of our business is dependent, in part, on our ability to build relationships with these large, well established manufacturers to facilitate the incorporation of our products into their mobile handsets. We anticipate that developing these relationships will require significant effort over an extended period of time and may require participation in costly field trials, extensive qualification programs, or possible modifications to our products that involve significant technological challenges. We cannot assure you that our efforts will result in our products being incorporated into one of their product designs, or that such incorporation would lead to consistent orders for our products. We also expect that these large, well established mobile device manufacturers will place considerable pressure on us to meet their supply chain, quality management and inventory policies and require extensive, localized customer support, which may require us to significantly expand our customer support organization, resulting in substantial expense.

In addition, we may have to devote a substantial amount of our limited resources to developing and sustaining relationships with these large, well established mobile device manufacturers, which could detract us from or delay our completion of other important development projects or other activities. Delays in completion of these projects could impair our relationships with our existing end customers and negatively impact sales of our current products and those under development, which will harm our business. Further, devoting significant attention to the development of relationships with these large, well established mobile device manufacturers may impair our ability to stay ahead of the rapidly changing demands and tastes of our current end customers, which may harm our business.

Our continued growth is dependent on our ability to serve the small mobile handset manufacturers that constitute the substantial majority of our current end customer base. These manufacturers primarily target emerging markets and the market share of these manufacturers is fluid and changes rapidly depending upon the success of their products.

Demand for mobile handsets in emerging markets is characterized by evolving consumer tastes and preferences. The composition and market share of the mobile handset suppliers servicing these markets, including our customer base, in any particular period, changes rapidly. These changes are driven primarily by the success of new handset designs and market entry strategies. The incorporation of our products into smaller manufacturers’ mobile handsets and, ultimately, our growth in market share has been, and for the foreseeable future will be, dependent on their ability to anticipate changes in consumer tastes and preferences and our ability to cost-effectively design, manufacture and sell our products to the end customers who successfully address these markets.

In addition, if the large, well established mobile device manufacturers incorporate mobile television functionality into their mobile handset designs, the market share of the small mobile handset manufacturers may decline and, as a result, demand for our products from small mobile handset manufacturers may be harmed.

We may not be able to increase and broaden global market demand for our products.

Substantially all of our sales are currently derived from mobile handset manufacturers based in China. These manufacturers sell mobile handsets, including handsets that incorporate our products, primarily in Southeast Asia, Latin America, Africa, China and the Middle East. The ability of these mobile handset manufacturers to expand their presence in these emerging markets and to penetrate or broaden penetration into other markets, such as Russia/CIS, India and Europe, will be important to our future success. Assisting these manufacturers in expanding into these markets will require a significant investment by us and we may not be able to cost-effectively increase and sustain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued in, other countries may require us to redesign our existing products or develop new products for such markets. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased demand, our business and operating results will suffer.

Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We were formed in April 2004 and shipped our first product in October 2006. In addition, we have only two products that have been sold in significant quantities and only for a relatively short period of time and to a limited number of distributors. The mobile handset manufacturers that purchase our products have limited visibility into demand for their devices and, as a result, we cannot forecast longer-term demand or order patterns for our products. Because of our limited operating history, limited historical data and limited visibility into mobile handset manufacturers’ demand we may not be able to accurately forecast our future revenue and budget our operating expenses. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenue.

Our business is subject to the varying order patterns of the mobile handset market. In the past, mobile handset manufacturers have inaccurately forecasted consumer demand, which has led to significant changes in orders placed with their component suppliers. In addition, many of the geographies in which mobile handsets that incorporate our products are purchased have varying holiday seasons that differ from traditional patterns observed by other semiconductor suppliers and these seasonal buying patterns can impact our sales. We have experienced both increases and decreases in orders during our limited operating history within the same quarter and with limited advanced notice, and we expect such increases and decreases to occur in the future. Our recent growth in revenue makes it difficult for us to assess the impact of seasonal factors on our business. If we, the foundry from which we purchase wafers, contract manufacturers or mobile handset manufacturers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenue would be adversely affected and our reputation with our end customers may be damaged. Conversely, if mobile handset manufacturers overestimate consumer demand, they may reduce their orders or delay shipments of our products from units forecasted, and our revenue in a particular period could be lower than expected.

We have in the past and we may in the future make requests to distributors and end customers regarding the timing of product shipments, which may impact our revenue trends.

Our products are shipped by distributors to end customers at various times during a fiscal quarter, based on inventory levels, customer requests and other factors. In the past we have asked our distributors or field personnel to check end customer requirements and inventory levels, to determine whether a request to ship our products at a later date than originally expected would harm the business of that end customer. In some cases this practice was done with the intent of having the revenue from such end customers recognized in a later quarter. Because we recognize revenue when distributors sell our products to end customers, such postponed shipments have affected our financial results, as they have occurred at or near the end of a fiscal quarter and thus, assuming the end customer accepted delivery at a later date, resulted in revenue being recognized in a quarter later than would have been the case absent postponement of the shipment. Had we not engaged in this practice, we believe our revenue for a particular quarter would likely have been higher, and revenue for the subsequent quarter would likely have been lower. If we make future requests of our distributors and end customers regarding the timing of product shipments by distributors, such requests may have an impact on our future revenue trends.

We may not sustain our revenue growth, and we may not be able to manage future growth effectively.

We have experienced significant revenue growth in a short period of time. Our revenue increased from $321,000 in fiscal 2007 to $123.9 million in fiscal 2009. We do not expect to achieve similar revenue growth on a percentage basis in future periods. You should not rely on our revenue growth, gross margins, or operating results for any prior quarter or annual period as an indication of our future operating performance. If we are unable to maintain adequate revenue growth in absolute dollars, we may not sustain our recent profitability and our share price could decline.

Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, among other things, we must effectively:

•	add additional sales and marketing personnel in various regions worldwide;

•	control expenses;

•	maintain and enhance our information technology support for enterprise resource planning, accounting and design engineering by adapting and expanding our systems and tool capabilities;

•	recruit, hire, train and manage additional qualified engineers; and

•	manage operations in multiple global locations and time zones.

We are increasing our investment in research and development, sales and marketing, general and administrative and other functions to grow our business. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products or enhancements to existing products and we may fail to satisfy consumer requirements, maintain product quality, execute our business plan, or respond to competitive pressures, which could result in lower revenue and profitability and a decline in our share price.

The loss of, or a significant reduction in orders from, one or more major end customers that incorporate our products into their mobile handsets would reduce our revenue and harm our operating results.

In the fiscal year ended March 31, 2009 and the six months ended September 30, 2009, our top five end customers together accounted for 55% and 44% of our revenue, respectively. While we expect the mix of our major end customers to change over time, if we do not generate as much revenue as we expect from this group of mobile handset manufacturers, if we experience a loss of one or more of these end customers, or if we suffer a substantial reduction in orders from one or more of these end customers, our business will be harmed. Our ability to continue to generate revenue from these mobile handset manufacturers will depend on our ability to introduce new products that are desirable at competitive prices and in sufficient quantities. Because sales are made to end customers through distributors pursuant to purchase orders rather than long-term purchase commitments, orders may be cancelled or reduced at any time, without penalty. In the event of a cancellation or reduction of an order, we may not be able to reduce operating expenses to minimize the effect of the lost revenue on our business.

Our quarterly operating results fluctuate significantly, which makes our future results difficult to predict and may lead to fluctuation in our share price.

Our quarterly operating results fluctuate significantly due to a variety of factors, many of which are outside of our control. Because revenue for any future period is not predictable with any significant degree of certainty, you should not rely on our past results as an indication of our future performance. Moreover, the semiconductor industry has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns of consumers. Our expense levels are relatively fixed in the short-term and are based, in part, on our expectations of future revenue. If revenue levels are below our expectations, we may experience declines in margins and profitability, as occurred during the third quarter of our fiscal 2009, or incur a loss from our operations. As a result, our quarterly operating results are difficult to predict, even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any estimates we may provide to the market, the price of our common shares would likely decline substantially.

Factors that may affect our operating results include:

•	fluctuations in demand due to seasonality, sales cycles, product mix and prices for our products;

•	pricing pressure from mobile handset manufacturers or competitors;

•	the forecasting, scheduling, rescheduling, or cancellation of orders by mobile handset manufacturers;

•	changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;

•

the timing of our product introductions and the variability in lead time between the time a mobile handset manufacturer or designer begins to implement our products and the time the mobile handset goes into production;

•	variances in order patterns by our end customers as a result of our current or future sales incentive or rebate programs;

•	our ability to successfully define, design and release new products in a timely manner that meet our end customers’ needs;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs, manufacturing yields and product quality and reliability;

•	timely availability of adequate manufacturing capacity from our manufacturing subcontractors;

•	delays in ordering of our products as a result of supply shortages or delays in delivery of other components, including specialized chipsets, from third parties for our end customers’ mobile handsets;

•	the timing of announcements by competitors or us;

•	changes in broadcast standards or analog to digital transition timing relative to our available products;

•	future accounting pronouncements and changes in accounting policies;

•	volatility in our share price, which may lead to higher share-based compensation expense;

•	general socioeconomic and political conditions in the countries where we operate or where our products are sold or used;

•	costs associated with litigation, especially related to intellectual property; and

•	productivity and growth of our sales and marketing force.

Our end customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may experience product shortages, delays in product shipments, or excess product inventory.

We do not have firm, long-term purchase commitments from our end customers or the distributors through which virtually all of our sales are made. Because production lead times often exceed the amount of time required to fulfill orders, we often must manufacture products approximately 12 weeks in advance of orders, relying on an imperfect demand forecast to project volumes. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. Our demand forecast accuracy can be adversely affected by a number of factors, including inaccurate forecasting by our end customers, changes in market conditions, and demand for mobile handsets. In the recent past, end customers experienced slowed demand for their products and have, as a consequence, deferred purchase orders for our products. Even after an order is placed, our end customers may cancel or reduce the quantity of an order with our distributors. Any such cancellation or decrease subjects us to a number of risks, including the risk that expected sales may not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess inventory which our distributors may be unable to sell to other mobile handset manufacturers. Alternatively, if we are unable to project end customer demands accurately, we may not manufacture enough product, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as drive our end customers to identify alternative supply sources, which could affect our ongoing relationships with these end customers and our future product sales. We have in the past had end customers increase their requested production quantities with little or no advance notice. If we do not fulfill end customer demands in a timely manner, our end customers may cancel orders placed with a distributor. Underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory, which could harm our business and operating results, as well as our relationships with our end customers.

The average selling prices of our products have historically decreased over time and will continue to decrease in the future, which could harm our revenue and gross profit.

Average selling prices of semiconductor products in the mobile handset market, including prices of our products, have historically decreased over time. In addition, as new competitors enter the market, we expect increased pricing pressure which may result in decreases in the average selling prices of our products. Our gross profit and operating results will suffer if we are unable to offset any reductions in our average selling prices by reducing our costs, developing new or enhanced products on a timely basis with higher prices or gross margins, or increasing our sales volumes. Additionally, because we do not operate our own manufacturing or assembly and testing facilities, we may not be able to reduce our costs as rapidly as competitors that operate their own facilities or companies that have higher volumes of products. Our costs may even increase, which could correspondingly reduce our gross margins. We have in the past reduced the prices of our products and we expect that we will do so again in the future.

We rely on a limited number of distributors, and the loss of existing, or a need to add new, distributors may cause disruptions in our shipments, which may adversely affect our operations and financial condition.

We sell substantially all of our products through distributors and a substantial portion of our revenue is from a limited number of distributors. Approximately 81% and 79% of our revenue was derived from two distributors for the fiscal years ended March 31, 2007 and 2008, respectively, and three distributors accounted for 92% and 99% of our revenue for the fiscal year ended March 31, 2009 and for the six months ended September 30, 2009, respectively. We anticipate that we will continue to be dependent upon a limited number of distributors for a significant portion of our revenue in the foreseeable future. The portion of our revenue attributable to certain distributors may also fluctuate in the future. Termination of a relationship with a major distributor, either by us or by the distributor, could result in a temporary or permanent loss of revenue. We may not be successful in finding suitable alternative distributors on satisfactory terms, or at all, and this could adversely affect our ability to sell in certain geographical locations or to certain end customers. Additionally, if we terminate our relationship with a major distributor, we may be obligated to repurchase unsold products, which could be difficult or impossible to sell to other end customers. Furthermore, distributors we do business with may face issues obtaining credit, which could impair their ability to make timely payments to us.

Our inability to control the sales of our products on the gray market could harm our business.

Our products have been, and may in the future be, resold by our end customers on a stand alone, or “gray market,” basis, to other device manufacturers or third parties, rather than sold as part of a mobile device. Gray market products entering the market result in shadow inventory that is not visible to us, which may result in increased pricing pressure and make it more difficult for us to forecast demand accurately. Diversion of our products to the gray market may be caused by actions of our distributors, end customers, employees, or other parties involved in the distribution process, and such activities can be difficult or impossible to detect, confirm or prevent. During a recent review, we found evidence that China-based employees had provided introductions between third parties in connection with likely gray market activity and had supported our end customers which had likely purchased gray market products. We are implementing policies that prohibit our employees from aiding or facilitating gray market activities by our end customers. However, we do not believe that we will be able to prevent future sales of our products in the gray market and we may not be able to prevent involvement by our employees. Our inability to control sales or prices of our products on the gray market could harm our business.

Our products must meet exacting specifications and defects and failures may occur, which may cause mobile handset manufacturers to return or stop buying our products.

Mobile handset manufacturers generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain defects and failures when they are first introduced or as new versions are released. If defects and failures occur in our products during the design phase or after, we could experience any of the following, which would harm our operating results:

•	lost revenue;

•	increased costs, including warranty costs and costs associated with customer support;

•	delays in, or cancellations or rescheduling of, orders or shipments;

•	product returns or discounts;

•	diversion of management resources;

•	damage to our reputation and brand equity; and

•	consequential damages.

In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationships with our end customers. We may not have sufficient resources, including any available insurance, to satisfy any asserted claims related to product defects and failures.

We depend on a single foundry to manufacture our products and this third party may not be able to satisfy our manufacturing requirements, which would harm our business.

We do not manufacture the silicon wafers used for our products and do not own or operate a wafer fabrication facility. Instead, we are dependent on Taiwan Semiconductor Manufacturing Corporation, or TSMC, to manufacture our semiconductor wafers using its fabrication equipment and techniques. TSMC, which often has limited capacity, also manufactures products for other semiconductor companies, including some of our potential competitors, many of which are larger, more established companies that require substantially more manufacturing capacity than we require. Since we do not have long-term commitment contracts with TSMC, they do not have an obligation to provide us with any minimum quantity of product at any time or at any set price, except as may be provided in a specific purchase order. In times of high demand, TSMC could choose to prioritize its capacity for other companies, particularly larger, more established companies with longer operating relationships with TSMC, reduce or eliminate deliveries to us, or increase the prices that they charge us. If we are unable to meet customer demand due to reduced or eliminated deliveries or have to increase the prices of our products, we could lose sales to customers, which would negatively impact our revenue and our reputation.

We do not have an alternative source of supply for our products. The lead-time needed to establish a relationship with a new foundry can be lengthy and we may experience delays in meeting demand in the event we must switch to a new foundry. In addition, the time and effort to qualify a new foundry could result in additional costs, diversion of resources, reduced manufacturing yields, or lost sales, any of which would negatively impact our operating results.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller geometries. This transition requires us to modify our designs to work with the manufacturing processes of TSMC and our third party subcontractors, which include STATS ChipPAC Ltd., ASE Group, or ASE, and United Test and Assembly Center Ltd., or UTAC. We periodically evaluate the benefits of migrating to new process technologies to reduce cost and improve performance. We may face difficulties, delays and increased expenses as we transition our products to new processes and potentially to new foundries. We are dependent on our relationship with TSMC and our subcontractors to transition to new processes successfully. We cannot assure you that TSMC or our subcontractors will be able to effectively manage the transition or that we will be able to maintain our relationship with TSMC or develop relationships with new foundries. If TSMC, any of our subcontractors or we experience significant delays in transitioning to smaller geometries or fail to efficiently implement transitions, we could experience reduced manufacturing yields, delays in product deliveries and increased costs, all of which could harm our relationships with our end customers and our operating results. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as end customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis.

Failure to achieve expected manufacturing yields for our products could negatively impact our operating results and damage our reputation.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, which is typically proprietary to the foundry. Low yields may result from either product design or process technology failure. We do not know a yield problem exists until our design is manufactured. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation among, and communication between, us and the foundry. Because of our potentially limited access to wafer foundry capacity, decreases in manufacturing yields could result in an increase in our costs and force us to allocate our available product supply among end customers. Lower than expected yields could potentially harm customer relationships, our reputation and our operating results.

We are dependent on third parties for assembly, testing and packaging of our products, which reduces our control over the delivery schedule, product quantity and product quality.

Our products are assembled, tested and packaged by independent subcontractors, such as STATS ChipPAC, ASE and UTAC. As a result, we do not directly control our product delivery schedules, product quantity, or product quality. These subcontractors also assemble and test and package products for other companies, including some of our potential competitors. Since we do not have long-term agreements with our subcontractors, when demand for their services is high, our subcontractors may decide to prioritize the orders of their other customers ahead of our orders. Additionally, our subcontractors may experience financial difficulties that would impede their ability to operate effectively. Since the time required to qualify a different subcontractor to assemble and test or package our products can be lengthy, if we have to find a replacement subcontractor we could experience significant delays in shipments of our products, product shortages, a decrease in the quality of our products, or an increase in product cost. Any product shortages or quality assurance problems could increase the costs of manufacturing, assembly or testing of our products, which could cause our gross margin and revenue to decline.

We rely on third-party technologies for the development of our products and our inability to use such technologies in the future would harm our ability to make our products competitive.

We rely on third parties for technologies that are integrated into our products. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to make our products would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

Mobile handset manufacturers incorporate components supplied by multiple third parties, and a supply shortage or delay in delivery of these components could delay orders for our products by our end customers.

Our end customers purchase components used in the manufacture of their mobile handsets from various sources of supply, often involving several specialized components. Any supply shortage or delay in delivery by third-party component suppliers may prevent or delay production of the manufacturers’ mobile handsets. In addition, replacement or substitute components may not be available on commercially reasonable terms, or at all. As a result of delays in delivery or supply shortages of third-party components, orders for our products may be delayed or canceled and our business may be harmed.

Any increase in the cost of our products or delays to our cost reduction strategy could reduce our gross margins and gross profit.

Any increase in the cost of our products, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and gross profit. We do not have a long-term supply agreement with TSMC or our contract manufacturers and we typically negotiate pricing on a purchase order-by-purchase order basis. Consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers.

Some of our potential competitors are better capitalized than we are, may have a long-term agreements with TSMC or other foundries and may induce TSMC to reallocate capacity to them. Any such reallocation could require us to pay higher prices to secure the supply of products that we need.

In order to secure sufficient foundry capacity when demand is high and mitigate the risks described above, we may enter into various arrangements with suppliers that could be costly and harm our operating results, such as nonrefundable deposits with, or loans to, foundries in exchange for capacity commitments and contracts that commit us to purchase specified quantities of products over extended periods. We may not be able to make any such arrangement in a timely fashion or at all, and any such arrangements may be costly, impact our use of cash and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

The semiconductor industry and the mobile handset market have historically experienced significant fluctuations with prolonged downturns, which could negatively impact our operating results, financial condition and cash flows.

The semiconductor industry has historically exhibited cyclical behavior, which at various times has included significant fluctuations in customer demand. The semiconductor industry is currently emerging from a severe downturn. We may in the future be affected by industry-wide downturns and other macro-economic trends. Because a significant portion of our expenses are fixed in the near term or are incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. If this happens in the future, we may not be able to produce sufficient quantities of our products to meet the increased demand. We may also have difficulty in obtaining sufficient wafer, assembly and test resources from foundries and contract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, may adversely affect our ability to generate revenue and could negatively impact our operating results.

The mobile handset market has also, in the past, experienced pronounced volatility, both in terms of market share shifts among suppliers, as well as fluctuations in demand for mobile handsets, and these cycles may continue in the future. To respond to a downturn, many mobile handset manufacturers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. In the future, any of these trends may also cause our operating results to fluctuate significantly from period to period, which may increase the volatility of our share price.

If we fail to protect our intellectual property rights adequately, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our revenue and increase our costs.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. As of October 31, 2009, we had ten patents issued and 27 patents pending in several countries, including the United States. The rights granted to us under our patents, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage and they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Patent protection outside the United States is generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. For example, the legal regime protecting intellectual property rights in China is relatively weak and it is often difficult to create and enforce such rights. Accordingly, we may not be able to effectively protect our intellectual property rights in China. Many companies have encountered substantial intellectual property infringement in countries where we sell or intend to sell products, particularly China, where a substantial portion of our business operates.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur without our knowledge. The steps we have taken may not prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations, and could impair our ability to compete. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our technical staff and managerial personnel, which could result in lower revenue and higher expenses, whether or not such litigation results in a determination favorable to us.

Assertions by third parties that we infringe their intellectual property rights could result in a significant diversion of management’s time, increased expenses and lower sales.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We expect to receive in the future, particularly as a public company, communications from various industry participants alleging our infringement of their patents, trade secrets, or other intellectual property rights and/or offering licenses to such intellectual property. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contains the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly and disruptive; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

We expect that companies in the semiconductor industry will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

If we fail to attract or retain operations, engineering or sales and marketing personnel or if we lose the services of our key executives, our ability to grow our business and our competitive position would be impaired.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled operations, engineering and sales and marketing personnel. Our operations, research and development, sales and marketing personnel represent a significant asset and serve as the source of our business strategy, technological and product innovations and sales and marketing initiatives. As a result, our success is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our research and development and our sales and marketing organizations. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis or on competitive terms. Any failure to adequately expand our research and development, sales and marketing personnel will impede our growth. In addition, many qualified personnel are located outside of Northern California where our U.S. subsidiary is located, and some qualified personnel that we may recruit may not be interested in relocating. If we are unable to attract and retain the necessary personnel on a cost-effective basis, our ability to grow our business and our competitive position would be impaired.

In particular, we are highly dependent on the contributions of Weijie Yun, our Executive Chairman, Samuel Sheng, our Chief Executive Officer, and Qing (Ken) Wang, our Vice President of Worldwide Sales and General Manager of Telegent China. The loss of any of these executives could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenue and impair our ability to compete. If any of these key executives were to leave us unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity, both during the search for, and integration of, any such successor. The loss of any of these executives or the inability to attract, retain or motivate qualified personnel, including research and development and sales and marketing personnel, could delay the development and introduction of, and impair our ability to, sell our products.

We may engage in acquisitions that could disrupt our business, cause dilution to our shareholders, reduce our financial resources and result in increased expenses.

In the future, we may acquire other businesses, products, or technologies. We have not made any acquisitions to date. Accordingly, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by distributors, customers, financial markets, or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in an increase in amortization expense related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities, or the incurrence of debt. We cannot predict the number, timing, or size of future acquisitions, or the effect that any such acquisitions might have on our operating results. We have no plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a business, technology, product, or service.

Events such as earthquakes, typhoons, or viral outbreaks may disrupt the operations of TSMC, our end customers or our subcontractors, could cause significant delays in the production or shipment of our products and could harm our business or our operating results.

TSMC, most of our end customers and our assembly and testing and packaging subcontractors are located in the Pacific Rim. The risk of an earthquake in this area is significant due to the proximity of major earthquake fault lines. For example, in December 2006 and June 2003, major earthquakes occurred in Taiwan. The occurrence of earthquakes or other natural disasters in the Pacific Rim could result in the disruption of our or our end customers’ foundry or assembly and testing and packaging capacity. In addition, a virus or viral outbreak in Asia, such as the SARS outbreak in early 2003 or threat of Avian flu or the H1N1 virus, could reduce demand for mobile handsets or impair the development of new mobile handsets, or harm the operations of our foundry, suppliers, distributors and those of our end customers. Any disruption resulting from such events could reduce the demand for our products, or cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembly, testing or packaging from the affected contractor to another foundry or third-party contractor, which may harm our business. We may not be able to obtain alternate capacity on a timely basis, on favorable terms or at all.

In addition, we rely on our network infrastructure, data centers, enterprise applications and technology systems for the development of our products and for the internal operation of our business, which are housed or supported in or around our U.S. office located in Northern California, near major earthquake fault lines, and where a significant portion of our critical business operations take place. Disruptions to or the failure of any of these systems, and the resulting loss of critical data, could affect our ability to conduct normal business operations, the result of which may harm our operating results.

Unfavorable tax law changes, an unfavorable government review of our tax returns, changes in our geographical earnings mix, or imposition of withholding taxes on repatriated earnings could adversely affect our effective tax rate and our operating results.

Our operations are subject to income and transaction taxes in the United States, China and other jurisdictions. A change in the tax laws in the jurisdictions in which we do business, including an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in the amount of taxes we incur. In particular, proposals have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections. Legislation has been proposed that would require treating certain foreign corporations as U.S. domestic corporations (and therefore taxable on all of their worldwide income) if the management and control of the foreign corporation occurs, directly or indirectly, primarily within the United States. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. Although none of these proposed U.S. tax law changes has yet been enacted, and they may never be enacted in their current forms, it is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

We are subject to periodic audits or other reviews by tax authorities in the jurisdictions in which we conduct our activities, including the United States, China and Hong Kong. For example, we were recently notified by the U.S. Internal Revenue Service that our tax returns for the year ended March 31, 2008 are subject to audit and this examination remains open. Any such audit, examination or review requires management’s time, diverts internal resources and, in the event of an unfavorable outcome, may result in additional tax liabilities or other adjustments to our historical results.

Because we conduct operations in multiple jurisdictions, our effective tax rate is influenced by the amounts of income and expense attributed to each such jurisdiction. If such amounts were to change so as to increase the amounts of our net income subject to taxation in higher-tax jurisdictions, or if we were to commence operations in jurisdictions assessing relatively higher tax rates, our effective tax rate could be adversely affected. In addition, we may determine that it is advisable from time to time to repatriate earnings from subsidiaries, under circumstances which could give rise to imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned, without our receiving the benefit of any offsetting tax credits, which also could adversely impact our effective tax rate.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Based on the assumed initial public offering price of our common shares in this offering, the expected price of our common shares following the offering and the composition of our income and assets, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2010 taxable year. However, we must make a separate determination for each taxable year as to whether we are a PFIC after the close of each taxable year and we cannot assure you that we will not be a PFIC for our 2010 taxable year or any future taxable year. Under current law, a non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets, generally based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets, including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% by value of the subsidiary’s equity interests, from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate after this offering and may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held common shares, certain adverse U.S. federal income tax consequences could apply for such U.S. holder. See “Material U.S. Federal Income Tax Considerations for U.S. Holders of Common Shares-Passive Foreign Investment Companies.”

Fluctuations in exchange rates between and among the currencies of the countries in which we do business may adversely affect our operating results.

All of our products are sold to mobile handset manufacturers located outside the United States. Currently our products are incorporated into products primarily sold into countries such as Brazil, China, Mexico, Thailand and other emerging economies. We may experience foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. Our sales have been historically denominated in U.S. dollars and an increase in the value of the U.S. dollar relative to the currencies of the countries in which our end customers operate could impair the ability of our end customers to cost-effectively integrate our products into their mobile handsets, which may materially affect the demand for our products and cause these end customers to reduce their orders, which would adversely affect our revenue and business. A significant number of our employees are located in Asia. Therefore, a portion of our payroll as well as certain other operating expenses are paid in currencies other than the U.S. dollar, such as the RMB. Our operating results are denominated in U.S. dollars and the difference in exchange rates in one period compared to another may directly impact period-to-period comparisons of our operating results. Furthermore, currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict our operating results.

We have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in currency exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks accurately could adversely affect our operating results.

Our product development efforts are time-consuming and expensive and may not generate an acceptable return, if any.

Our product development efforts require substantial research and development expense. Our research and development expense for the six months ended September 30, 2009 was $19.6 million and was $10.2 million, $17.3 million and $27.0 million for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. We may not be able to achieve an acceptable return, if any, on our research and development efforts.

The development of our products is highly complex. Due to the relatively small size of our product design teams, our research and development efforts in our core technologies may lag behind those of our potential competitors, some of whom have substantially greater financial and technical resources. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Furthermore, we may expend significant amounts on a research and development program that may not ultimately result in a commercially successful product. As a result of these and other factors, we may be unable to develop and introduce new products successfully and in a cost-effective and timely manner, and any new products we develop and offer may never achieve market acceptance. Any failure to successfully develop future products would have a material adverse effect on our business, financial condition and results of operations.

We will incur significant costs as a result of operating as a public company and our management will devote substantial time to new compliance initiatives.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, and regulations regarding corporate governance practices. The listing requirements of The NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to independent directors, committees, distribution of annual and interim reports, shareholder meetings, shareholder approvals, solicitation of proxies, conflicts of interest, shareholder voting rights and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to both the reporting and corporate governance compliance initiatives. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the fiscal year ending March 31, 2011, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by a company’s internal controls.

We determined we had a significant deficiency as of March 31, 2009 related to policies, procedures and controls over the reporting of sales of our products by our distributors to end customers. Our failure to have adequate policies, procedures and controls in place resulted in errors in our recognition of revenue in certain quarters. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. We have developed a remediation plan to address this significant deficiency, which we intend to implement in the third quarter of fiscal 2010. Until we have experience with the results of the remediation plan, we will not know if it will be successful in helping us avoid such errors in the future.

In addition to our remediation plan, our compliance with Section 404 will require that we incur substantial costs and expend significant management time on compliance-related matters. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which would require additional financial and management resources.

We cannot predict our future capital needs and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common shares. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to incur interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations or limit our production activities, and we may not be able to expand our business, develop or enhance our products, take advantage of business opportunities or respond to competitive pressures, which could result in lower revenue and reduce the competitiveness of our products.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting rules and regulations. Changes in those accounting rules can have a significant effect on our financial results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Risks Associated with Doing Business Globally and Specifically in China

Our substantial global operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

We have significant operations in China that are subject to the legal, political, regulatory and social requirements and economic conditions in that country. In addition, our products are incorporated into our end customers’ mobile handsets for use in Southeast Asia, Latin America, the Middle East and Africa, China and Russia/CIS. Risks inherent to international operations and sales include the following:

•	difficulty in enforcing agreements, judgments and arbitration awards in foreign legal systems;

•

fluctuations in exchange rates, which may affect product demand and may adversely affect our profitability in U.S. dollars to the extent the cost of labor and other operating costs are denominated in a foreign currency;

•

impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments and the fact that local currencies of some countries are not freely convertible;

•	difficulty in obtaining, maintaining or enforcing intellectual property rights;

•	changes in general economic and political conditions;

•	changes in governmental regulations and technical standards related to our products or our end customers’ products;

•	requirements or preferences of nations for domestic products could reduce demand for our products;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive; and

•	longer payment cycles typically associated with global operations and potential difficulties in collecting accounts receivable, which may affect our profitability.

Our business requires us to respond to rapid changes in market conditions in the countries in which our end customers operate. Our overall success as a global business depends on our ability to effectively operate in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each jurisdiction where we do business.

We have considerable operations in China and the Chinese market is of significant importance for our products. We face risks if China loses normal trade relations status with the United States or if trade relations between the United States and China are otherwise adversely impacted.

We have substantial research and development and marketing operations in China and we lease facilities in China. A significant percentage of our products are purchased by end customers in China. As a result of opposition to certain policies of the Chinese government and China’s growing trade surpluses with the United States, there has been, and in the future may be, opposition to normal trade relations status with China. The U.S. Congress may also introduce trade legislation targeting currency manipulation, which may adversely affect our business in China. The loss of normal trade relations status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China, and any retaliatory measures that impact our products in the Chinese market, could have an adverse effect on our business. In addition, a change in exchange rates mandated by legislation could negatively impact the cost of operating in China.

Furthermore, our business and operations may be adversely affected by deterioration of diplomatic and political relationships between the United States and China. If the relationship between the United States and China were to materially deteriorate, it could negatively impact our ability to control our operations and business in China, enforce any agreements we have with Chinese entities or otherwise protect our assets or investments we may have in China.

Enforcing intellectual property rights, agreements and laws in China is difficult and may be impossible because China does not have a comprehensive system of laws.

We depend on our relationships with various entities in China, including mobile handset manufacturers. In China, enforcement of contractual agreements may be sporadic and the implementation and interpretation of laws may be inconsistent, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Further, it is often difficult to create and enforce intellectual property rights in China due to the relatively weak intellectual property regime. Even where adequate laws exists in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment or an arbitration award by a court of another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China.

The government of China may change or even reverse its policies of promoting private industry and foreign investment, in which case our assets and operations may be at risk.

Our existing and planned operations in China are subject to risks related to the business, economic and political conditions in China, which include the possibility that the central government of China will change or reverse its policies of promoting private industry and foreign investment . The government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Many of the current reforms which support private business in China are of recent origin or provisional in nature. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities of per capita wealth among citizens of China and between regions within China, could also lead to further readjustment of the government’s reform measures. It is not possible to predict whether the Chinese government will continue to be as supportive of private business in China, nor is it possible to predict how any future reforms will affect our business. For example, if the government were to limit the number of foreign personnel who could work in the country, substantially increase taxes on foreign businesses, eliminate export processing zones, restrict the transportation of goods in and out of the country, adopt policies favoring competitors or impose other restrictions on our operations, the impact may be significant.

Additionally, a reversal of recent liberalizations of foreign exchange controls by the Chinese government could be disruptive and costly to our cross-border operations and our business as a whole.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or stock option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the State Administration for Foreign Exchange, or SAFE, issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee share ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies. Under this rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC citizen employees who have been granted stock options will be subject to these rules after the closing of this offering. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administration sanctions, which may adversely affect our business and results of operations.

Certain PRC employment and labor laws may restrict our flexibility regarding the hiring and termination of employees and may increase our labor costs in China.

Certain employment law in China requires employers to enter into fixed-term employment contracts with all employees, and imposes stringent requirements regarding the recruitment of temporary employees and the dismissal of employees. In addition, under the Regulations on Paid Annual Leave for Employees, employees who have worked continuously for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive paid vacation time at the request of the employer will be compensated for three times their normal daily salaries for each vacation day waived. These laws and regulations may restrict our flexibility regarding the hiring and termination of employees and may increase our labor costs in China.

Risks Related to this Offering and Ownership of Our Common Shares

The market price of our common shares may be volatile, which could cause the value of your investment to decline.

Prior to this offering, our common shares have not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price of our common shares will be negotiated between us and representatives of the underwriters and may not be indicative of the trading price of our common shares after this offering. The trading price of our common shares following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of other semiconductor or comparable companies;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	economic developments in the semiconductor or mobile handset device industries as a whole;

•	general economic conditions and slow or negative growth of related markets;

•	political or social conditions in the markets where we sell our products;

•	changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of acquisitions, new products, significant contracts or orders, commercial relationships, or capital commitments;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of, or our involvement in, litigation;

•	disruption of our operations;

•	any major changes in our board of directors or management; and

•	changes in governmental regulations.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may cause the market price of our common shares to decrease, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common shares as a means to make acquisitions or to use options to purchase our common shares to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution.

The assumed initial public offering price is substantially higher than the prices paid for our common shares in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, purchasers of common shares in the offering will incur immediate dilution of $         per share in the net tangible book value per share from the price paid for our common shares based on an assumed initial public offering price of $         per share. If the holders of outstanding stock options exercise those options, investors will incur additional dilution.

A limited number of shareholders will have the ability to influence the outcome of director elections and other matters requiring shareholder approval.

After this offering, our directors and executive officers and their affiliates will beneficially own approximately         % of our outstanding common shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors, adopting new compensation plans and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

The price of our common shares could decrease as a result of our common shares being sold in the market after this offering.

If our existing shareholders, particularly our directors, their affiliated venture capital funds and our executive officers, sell substantial amounts of our common shares in the public market, or are perceived by investors as intending to sell, the trading price of our common shares could decline significantly. Based on shares outstanding as of September 30, 2009, upon the closing of this offering we will have          common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of the shares being sold in this offering,          will be freely tradable without restriction in the public market immediately following the closing of this offering. The shares that have been reserved pursuant to the directed share program will be subject to the contractual lock-up agreements with the underwriters discussed below.

Of the remaining          shares,          shares, or         % of our outstanding shares after this offering, are currently subject to market standoff agreements entered into by certain of our shareholders with us or contractual lock-up agreements entered into by certain of our shareholders with the underwriters in connection with our initial public offering and will become freely tradable 90 or 180 days from the date of this prospectus, subject to extension or reduction, upon the expiration of the restrictions contained in these market standoff agreements and contractual lock-up agreements, except for common shares held by directors, executive officers and our other affiliates which will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, and, in certain cases, various vesting arrangements.

Following the closing of this offering, some of our existing shareholders have demand and piggyback rights to require us to register with the SEC up to 45,930,060 common shares. If we register these common shares, the shareholders would be able to sell those shares freely in the public market, subject to the market standoff agreements and the lock-up agreements described above. These registration rights have been waived with respect to this offering.

We also intend to register                  common shares subject to outstanding stock options and reserved for issuance under our stock option and employee stock purchase plans. These shares can be freely sold in the public market upon issuance, subject to certain vesting restrictions, the market standoff agreements and the lock-up agreements described above. For additional information, see the section “Shares Eligible for Future Sale.”

Management will have broad discretion over the use of the net proceeds from this offering.

We currently anticipate spending a portion of the net proceeds for sales and marketing activities, research and development activities, and to fund working capital and for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Holders of the common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Following this offering, our corporate affairs will be governed by our post-offering memorandum and articles of association, by the Companies Law (2009 Revision) and by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies, such as us, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors.

Provisions of our post-offering memorandum and articles of association and Cayman Islands corporate law may discourage or prevent an acquisition of us, which could adversely affect the value of our common shares.

Provisions of our post-offering memorandum and articles of association and Cayman Islands corporate law may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;

•	the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to our board of directors or for proposing matters that can be acted upon at a shareholders’ meeting;

•

the ability of our board of directors to issue, without shareholder approval, up to 10,000,000 preference shares with terms set by our board of directors, which rights could be senior to those of our common shares;

•	the elimination of the rights of shareholders to call a special meeting of shareholders and to take action by written consent in lieu of a meeting; and

•

the required approval of a special resolution of the shareholders, being a two-third vote of shares held by shareholders present and voting at a shareholder meeting, to adopt, amend or repeal the provisions of our post-offering memorandum and articles of association regarding the election and removal of directors.

As a holder of the common shares, you may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Because we are a Cayman Islands company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof. See the section “Special Notes Regarding Forward-Looking Statements and Industry Data and Enforcement of Civil Liabilities.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

AND ENFORCEMENT OF CIVIL LIABILITIES

Forward-Looking Statements and Industry Data

This prospectus, particularly the sections “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than historical facts contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “should,” “will,” “would,” or the negative of these words and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our revenue, gross margin and expenses;

•	our ability to compete in our industry;

•	our growth strategy and our growth rate;

•	our anticipated cash needs, our estimates regarding our capital requirements and our need for additional financing;

•	our expectations regarding our current and future products’ functionality and capabilities and the ability of our products to be incorporated into other multimedia devices;

•	our expectations regarding the consumption of free-to-air broadcast television on mobile devices and generally;

•	our expectations regarding the phase out of analog broadcast television and adoption of digital television standards;

•	our expectations regarding our ability to develop relationships with large established mobile device manufacturers;

•	our ability to protect our intellectual property rights;

•	our expectations regarding the use of proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the section “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by Allied Business Intelligence, Inc., DVB.org, Forward Concepts

Co., In-Stat (a division of Reed Elsevier), iSuppli Corporation, KAV Productions, Inc., Mediametrie, TenLab and ZenithOptimedia Group Limited. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

Enforcement of Civil Liabilities

We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A substantial portion of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing the common shares to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the Grand Court of the Cayman Islands will (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional common shares in full, and the net proceeds to the selling shareholders will be $             million, based upon an assumed initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the net proceeds from this offering, although it may impact when we may need to seek additional capital.

We currently intend to use our net proceeds from this offering as follows:

•	approximately $ million for sales and marketing activities;

•	approximately $ million for research and development activities; and

•	the remainder to fund working capital and other general corporate purposes.

We may also use a portion of the net proceeds of this offering to expand our current business through acquisitions of, or investments in, other complementary businesses, products or technologies. However, we have no agreements or commitments with respect to any acquisitions at this time.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including future sales growth, success of our engineering efforts, cash generated from future operations, if any, and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The amount and timing of our expenditures will depend on several factors, including the amount and timing of our spending on sales and marketing activities and research and development activities, as well as our use of cash for other corporate activities. Pending the uses described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common shares for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of September 30, 2009:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our outstanding redeemable convertible preference shares into 45,930,060 common shares immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect: (i) the conversion of all of our redeemable convertible preference shares into 45,930,060 common shares immediately prior to the closing of this offering; (ii) the sale of              common shares in this offering at an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the filing of our post-offering memorandum and articles of association, which will occur immediately prior to the closing of this offering.

You should read the information in this table together with our consolidated financial statements and accompanying notes and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share amounts)

Cash, cash equivalents and short-term investments	$134,948	$134,948	$

Redeemable convertible preference shares, $0.00005 par value, 45,942,210 shares authorized, 45,930,060 shares issued and outstanding, actual; 45,942,210 shares authorized, no shares issued and outstanding, pro forma;	$50,633	$—		$—
Shareholders’ equity:
Preference shares, $0.00005 par value, 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common shares, $0.00005 par value, 80,000,000 shares authorized, 18,254,478 shares issued and outstanding, actual; 80,000,000 shares authorized, 64,184,538 shares issued and outstanding, pro forma; 400,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1	3
Class A ordinary shares, $0.00005 par value, 1,000,000 shares authorized, no shares issued and outstanding, actual; 1,000,000 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, pro forma as adjusted	—	—		—
Additional paid-in capital	8,522	59,153
Accumulated comprehensive income	12	12
Retained earnings	66,368	66,368

Total shareholders’ equity	74,903	125,536

Total capitalization	$125,536	$125,536	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $            , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes, in each case, as of September 30, 2009 (except as otherwise noted):

•

14,597,327 common shares issuable upon the exercise of outstanding options with a weighted-average exercise price of $1.44 per share and an additional 4,468,550 common shares subject to outstanding stock options as of October 31, 2009 with a weighted-average exercise price of $7.95 per share granted subsequent to September 30, 2009;

•

633,403 common shares reserved for future issuance under our 2004 Share Plan and an additional 1,231,450 common shares reserved for future issuance under our 2004 Share Plan as of October 31, 2009 and approved by our board of directors subsequent to September 30, 2009; and

•

500,000 common shares reserved for future issuance under our 2010 Employee Stock Purchase Plan, as well as any automatic increases in the number of common shares reserved for future issuance under this plan and our 2010 Equity Incentive Plan.

DILUTION

If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares after this offering. As of September 30, 2009, our pro forma net tangible book value was $124.6 million, or $1.94 per common share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of our common shares outstanding as of September 30, 2009, after giving effect to the conversion of our preference shares into common shares. After giving effect to our sale in this offering of              common shares at the assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2009 would have been approximately $            , or $             per common share. This represents an immediate increase of net tangible book value of $             per share to our existing shareholders and immediate dilution of $             per share to investors purchasing common shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2009	$1.94
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Pro forma dilution per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $            , or $             per share, and the pro forma dilution per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $             per share, and the pro forma dilution per share to investors in this offering would be $             per share.

The following table summarizes, as of September 30, 2009, the differences between the number of common shares purchased from us, after giving effect to the conversion of our preference shares into common shares, the total cash consideration paid and the average price per share paid by our existing shareholders and by our new investors purchasing common shares in this offering at the assumed initial public offering price of $             per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders	64,184,538%			$52,018,269%			$0.81
New investors			%			%

Total		100.0%			100.0%

If the underwriters exercise their option to purchase additional shares in full, existing shareholders would own         % and new investors would own         % of the total number of common shares outstanding upon completion of this offering. The total consideration paid by existing shareholders would be $            , or         %, and the total consideration paid by new investors would be $            , or         %.

The above discussion and tables also assume no exercise of any outstanding stock options except as set forth above. As of September 30, 2009 (except as otherwise noted), there were:

•

14,597,327 common shares issuable upon the exercise of outstanding options with a weighted-average exercise price of $1.44 per share and an additional 4,468,550 common shares subject to outstanding stock options as of October 31, 2009 with a weighted-average exercise price of $7.95 per share granted subsequent to September 30, 2009;

•

633,403 common shares reserved for future issuance under our 2004 Share Plan and an additional 1,231,450 common shares reserved for future issuance under our 2004 Share Plan as of October 31, 2009 and approved by our board of directors subsequent to September 30, 2009; and

•

500,000 common shares reserved for future issuance under our 2010 Employee Stock Purchase Plan, as well as any automatic increases in the number of common shares reserved for future issuance under this plan and our 2010 Equity Incentive Plan.

If all outstanding options were exercised, then existing shareholders, including the holders of these options, would own         % and new investors would own         % of the total number of our common shares outstanding upon the closing of this offering. The total consideration paid by existing shareholders would be $73,007,881, or         %, and the total consideration paid by new investors would be $            , or         %. The average price per share paid by our existing shareholders would be $0.93 and the average price per share paid by new investors would be $            .

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements, the related notes thereto and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes thereto.

We derived the consolidated statements of operations data for the fiscal years ended March 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of March 31, 2008 and 2009 from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the period from April 29, 2004 (inception) to March 31, 2005, for the fiscal year ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data for the six months ended September 30, 2008 and 2009 and the consolidated balance sheet data as of September 30, 2009 are derived from our unaudited consolidated financial statements included in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and, in the opinion of our management, the unaudited consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such data. Our historical results are not necessarily indicative of our future results.

	Period from April 29, 2004 (Inception) to March 31, 2005	Fiscal Year Ended March 31,				Six Months Ended September 30,
		2006	2007	2008	2009	2008	2009
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$—	$—	$321	$49,607	$123,877	$66,884	$111,116
Cost of revenue	—	—	400	17,435	39,674	21,501	37,832

Gross profit (loss)	—	—	(79)	32,172	84,203	45,383	73,284

Operating expenses:
Research and development	1,888	6,083	10,247	17,333	26,979	11,626	19,600
Sales and marketing	—	409	1,224	3,312	7,600	3,273	4,778
General and administrative	746	787	1,040	2,754	5,895	2,460	4,182

Total operating expenses	2,634	7,279	12,511	23,399	40,474	17,359	28,560

Income (loss) from operations	(2,634)	(7,279)	(12,590)	8,773	43,729	28,024	44,724

Interest income	166	623	891	1,244	497	371	71
Other income (expenses), net	(123)	(12)	(4)	(15)	23	14	(29)
Income (loss) before income taxes	(2,591)	(6,668)	(11,703)	10,002	44,249	28,409	44,766
Provision for income taxes	—	—	—	2,900	3,378	2,380	5,409

Net income (loss)	$(2,591)	$(6,668)	$(11,703)	$7,102	$40,871	$26,029	$39,357

Net income (loss) per share:
Basic(1)	$(2.25)	$(1.54)	$(1.38)	$0.08	$0.62	$0.41	$0.60

Diluted(1)	$(2.25)	$(1.54)	$(1.38)	$0.05	$0.44	$0.29	$0.41

Weighted-average number of shares used in computing net income (loss) per share:
Basic	1,149	4,336	8,450	12,980	16,683	16,207	17,762
Diluted	1,149	4,336	8,450	20,716	23,896	23,249	25,645

Pro forma net income per share:
Basic(1)					$0.65		$0.62

Diluted(1)					$0.59		$0.55

Weighted-average number of shares used in computing pro forma net income per share:
Basic					62,613		63,692
Diluted					69,826		71,826

Share-based compensation expense included in the above line items was as follows:

	Period from April 29, 2004 (Inception) to March 31, 2005	Fiscal Year Ended March 31,				Six Months Ended September 30,
		2006	2007	2008	2009	2008	2009
	(in thousands)
Cost of revenue	$—	$—	$—	$12	$25	$15	$12
Research and development	370	735	735	749	1,057	515	926
Sales and marketing	—	—	100	72	480	143	247
General and administrative	213	144	89	222	544	275	403

	As of March 31,					As of September 30, 2009	Pro Forma As of September 30, 2009
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$12,716	$22,159	$12,901	$32,469	$78,793	$134,948	$134,948
Working capital	12,402	21,859	11,374	40,086	83,896	125,965	125,965
Total assets	12,868	22,900	14,152	51,041	102,367	162,547	162,547
Total liabilities	353	427	2,050	10,244	18,156	37,011	37,011
Redeemable convertible preference shares	14,481	30,209	30,267	50,633	50,633	50,633	—
Total shareholders’ equity (deficit)	(1,966)	(7,736)	(18,165)	(9,836)	33,578	74,903	125,536

(1)	See Note 6 in the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share and unaudited pro forma basic and diluted net income per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under the sections “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data and Enforcement of Civil Liabilities.”

Overview

We are a fabless semiconductor company that develops and markets highly-integrated, high-performance, CMOS RF and mixed-signal system-on-a-chip solutions. Our strategy is to apply our core technical expertise in RF mixed-signal design, communications signal processing and multimedia processing to enable new market opportunities for communications and computing platforms. Our initial products solved many of the long-standing technical challenges that precluded reception of analog free-to-air broadcast television on mobile handsets and integrate all of the key IC components to enable a full television-on-a-chip, including an RF tuner, demodulator, decoder, video processor and universal interfaces. As a result, consumers of our products are no longer limited to watching live television broadcasts on conventional stationary television sets and can now access the same free-to-air broadcast content on a mobile handset or portable computer. Our television-on-a-chip platforms were the most widely sold broadcast television solution for the approximately 1.3 billion unit global mobile handset market in 2008.

The following sets forth our significant corporate, product and financial milestones:

•	In April 2004, we were incorporated in the Cayman Islands and started the development of our first chip integrating all of the key IC components to enable a full television-on-a-chip solution.

•	In the quarter ended December 31, 2006, we generated our first revenue from the sale of our first generation analog television-on-a-chip solutions for mobile handsets.

•	In the quarter ended September 30, 2007, we achieved profitability and positive operating cash flow on a quarterly basis approximately three years from our first venture capital financing.

•	We used an aggregate of less than $20 million on operations and capital expenditures to achieve profitability.

•	In the quarter ended September 30, 2008, we started generating revenue from the sale of our second generation analog television-on-a-chip solutions for mobile handsets.

•	In the quarter ended March 31, 2009, we started generating revenue from the sale of our first mobile hybrid television-on-a-chip solutions for computing platforms such as notebooks and netbooks.

We currently have more than 80 end customers, most of which are located in China. Since our inception, over 50 million of our products have been incorporated into mobile handsets and sold to consumers in Southeast Asia, Latin America, the Middle East and Africa, China and Russia/CIS. During the quarter ended September 30, 2009, we shipped on average more than one million units per week. Our significant end customers include eight of the top ten mobile handset IDHs in China, two of the top five mobile handset manufacturers in Taiwan and recently, one of the three leading global mobile handset manufacturers. In the fiscal year ended March 31, 2009, we generated revenue of $123.9 million, representing 150% year-over-year growth, and in the six months ended September 30, 2009, we generated revenue of $111.1 million, representing 66% growth over the comparable period in 2008.

Key Financial Measures

We operate on a March 31 fiscal year end. References to fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 refer to the fiscal years ended March 31, 2007, March 31, 2008 and March 31, 2009 and ending March 31, 2010, respectively.

Revenue

We sell substantially all of our products through distributors and, in limited cases, directly to the end customer. Once a design enters production, the mobile handset manufacturer or contract manufacturer purchases our products through our distributors. Our revenue is derived from sales of our products to OEMs, ODMs and IDHs of mobile handsets and other mobile multimedia devices, which we refer to as our end customers. We price our products based on market and competitive conditions and periodically reduce the price of our products as market and competitive conditions change and as manufacturing costs are reduced. We provide rebates to certain end customers and record reductions to revenue for such rebates at the time the related revenue is recognized. To date, all of our revenue has been denominated in U.S. dollars.

Cost of Revenue and Gross Margin

Cost of Revenue. A significant portion of our cost of revenue consists of the cost of purchased wafers and assembly and test services, and is impacted by manufacturing variances such as cost and yield for assembly and test operations, test time, package type and cost. To a lesser extent, cost of revenue includes expenses relating to our internal operations that manage our subcontractors, which consist primarily of personnel costs and share-based compensation expense, the cost of shipping and logistics, royalties, inventory valuation charges for excess and obsolete inventory and warranty costs. We typically experience lower yields and higher associated costs on new products. In general, our cost of revenue associated with a particular product has declined over time as a result of decreases in wafer costs associated with the increase in the volume of wafers purchased, as well as yield improvements and assembly and test enhancements.

We use a third-party foundry and assembly and test subcontractors, which are primarily located in Asia, to manufacture, assemble and test our semiconductor products. We purchase processed wafers on a per wafer basis from our fabrication supplier, currently TSMC. We also outsource the sort, assembly, testing and packaging and other processing of our product to third-party contractors, primarily STATS ChipPAC, ASE and UTAC. We generally negotiate wafer fabrication on a purchase order basis and our purchase obligations with our third-party contractors are generally on a quarterly basis.

Gross Margin. Our gross margin has been and will continue to be affected by a variety of factors, including changes in the average selling prices of our products, changes in volume of purchased wafers, the timing of cost reductions for fabricated wafers and assembly and test service costs, inventory valuation charges and the timing and changes in assembly and test yields. Changes in average selling prices could be the result of competitive pricing pressures or planned decreases in sales price. Overall product margin is impacted by the mix of sales among our products. We expect our gross margin to decrease over time.

Operating Expenses

Research and Development. Research and development expense consists primarily of personnel costs and share-based compensation expense for our research and development personnel, product development costs, including engineering services, development software and hardware tools, license fees, cost of fabrication of mask sets for prototype products, depreciation and allocated facilities expenses. We expect research and development expense to increase on an absolute basis as we enhance and expand our product offerings. We expect research and development expense to vary as a percentage of revenue as our revenue changes over time.

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs and share-based compensation expense for our sales and marketing personnel, costs related to sales and marketing programs and services and allocated facilities expenses. We expect sales and marketing expense to increase on an absolute basis as we increase the number of sales and marketing professionals and our marketing activities. We expect sales and marketing expense to vary as a percentage of revenue as our revenue changes over time.

General and Administrative. General and administrative expense consists primarily of personnel costs and share-based compensation expense for our finance, human resources and information technology personnel and certain executive officers, professional services costs related to accounting, tax and legal services, depreciation and allocated facilities expenses. We expect general and administrative expense to increase on an absolute basis and as a percentage of revenue in the short-term as we develop infrastructure necessary to operate as a public company, including increased audit and legal fees, costs to comply with the Sarbanes-Oxley Act and the rules and regulations applicable to companies listed on The NASDAQ Global Market, as well as investor relations expense and higher insurance premiums.

Interest Income

Interest income consists of interest earned on cash, cash equivalent balances and short-term investments. We have historically invested our cash primarily in money market funds, corporate bonds and U.S. Treasury bills.

Other Income, Net

Other income, net, consists primarily of gains and losses from foreign currency transactions and remeasurement of foreign currency balances.

Income Taxes

As a multinational corporation, we conduct our business in many countries and regions and are subject to taxation in many jurisdictions. As a result, our operating income is subject to varying rates of tax. Consequently, our effective tax rate is highly dependent upon the geographic distribution of our earnings or losses and the tax laws and regulations in each geographical region. We expect that our income taxes will vary in relation to our profitability and the geographic distribution of our profits.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, allowances for doubtful accounts, allowances for inventory write down, warranty reserves, valuation of equity instruments, share-based compensation, deferred income taxes asset, valuation allowances and uncertain tax positions. These estimates and assumptions are based on historical experience and on various other factors that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions.

Revenue Recognition

We derive our revenue from sales of semiconductor products. Substantially all of our products are sold to end customers through distributors. We defer recognition of revenue and related costs of revenue on sales to distributors until the products are sold by the distributors to the end customers because the distributors have price protection privileges on unsold products. The deferred margin is recorded as a liability in our consolidated balance sheets. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and free of contingencies and significant uncertainties and collectability is reasonably assured.

A purchase order or a supply agreement is generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on terms in the purchase orders. We assess whether the price is fixed or determinable based on payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the ability to collect from our distributors and, in the case of direct sales, our end customers based on a number of factors, including credit worthiness and past transaction history with the distributor or end customer. We provide price protection privileges to distributors on unsold product until the products are sold by the distributor to the end customer. Price protection gives distributors the right to a credit in the event of decreases in the price of our products. In these circumstances, our accounts receivable and deferred revenue represent the gross invoice price of shipments to those distributors, net of credit given on unsold units.

We have not experienced any sales returns from end customers and currently do not record any reserves for future sales returns. In the event of actual returns, we will review the history of returns and estimate reserves for sales returns.

We provide rebates to certain end customers and record reductions to revenue for such rebates at the time the related revenue is recognized. Accruals for the amounts of these rebates are recorded based on the contractual or agreed upon rebate rate for products purchased by end customers and are presented in our consolidated balance sheets as accrued rebates.

Allowance for Doubtful Accounts

We continuously monitor cash collections from our distributors and end customers. Annually or as required, we perform credit evaluations of our distributors and end customers and adjust credit limits as applicable. Our policy is to record an allowance for doubtful accounts based on specific collection issues we have identified and the aging of the underlying receivables and our historical experience of uncollectible balances. Based on our historical experience, we estimate collectability of our accounts receivable balances and determine the adequacy of our allowance for doubtful accounts. To date, we have not incurred any losses on receivables and have not recorded an allowance for doubtful accounts. However, our prior experience may not be indicative of future losses and if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, allowances may be required and our estimates may be inadequate. Our accounts receivable are concentrated among relatively few distributors. Therefore, a change in liquidity or financial position of any one of these distributors could make it difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts. We expect our allowance for doubtful accounts will increase in the future as we ship more units.

Inventory Valuation

We value our inventories at the lower of cost or market. Inventory cost is computed on a standard cost basis, which approximates actual cost on a weighted-average basis. Inventory consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support, including labor and overhead associated with such purchases, manufacturing yields and shipping costs. We write down our inventory for estimated amounts related to lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Once established, inventory reserves are not reversed until the related inventory has been sold or scrapped. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values and cost of revenue.

Product Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our subcontractors, our warranty obligation is affected by product failure rates, the cost of replacement product, freight costs for failed parts and their replacement, failure analysis costs and other quality assurance resources. We monitor product returns for warranty and maintain an accrual for the related warranty expense based on our historical experience and industry experience. Should the actual failure rates or failure and quality assurance related costs differ from our estimates, revisions to the estimated warranty accrual would be required. Warranty accrual has not been material to date.

Share-Based Compensation

Prior to April 1, 2006, we accounted for employee share-based awards, including options to purchase our common shares, using the intrinsic value method and recognized no share-based compensation expense for options granted with an exercise price equal to or greater than the fair-value of the underlying common share on the date of grant.

Effective April 1, 2006, we adopted the new authoritative accounting guidance for share-based compensation using the modified prospective transition method. Under the new authoritative accounting guidance, employee options are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period, generally the vesting period, which we have elected to amortize on a straight-line basis. We estimate the grant date fair value of employee share-based awards using the Black-Scholes option pricing model.

Under the modified prospective transition method, compensation expense recognized beginning in fiscal 2007 includes compensation expense for all share-based payments granted prior to, but not yet vested as of March 31, 2006, based on the grant-date fair value estimated in accordance with the previous accounting guidance, and compensation expense for all share-based payments granted after March 31, 2006, based on the grant-date fair value estimated in accordance with the new authoritative guidance. Such amounts have been reduced by our estimated forfeitures on all unvested awards. In addition, our consolidated statements of operations for prior periods have not been restated to reflect the impact of the new accounting guidance.

We recognize non-employee share-based compensation expenses based on the estimated fair value of the equity instrument determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. The fair value of the non-employee share-based awards is remeasured at each reporting period until services required under the arrangement have been completed, which is the vesting date.

Share-based compensation expense is significant to our consolidated financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying shares, expected term, share price volatility and forfeiture rates.

We established the expected term and estimated forfeiture rates based on the historical average period of time that options were outstanding as adjusted for expected changes in future exercise patterns. We based our estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected life of the options. The expected dividend yield is zero based on the fact that we have not historically paid dividends and have no present intention to pay dividends.

There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in future periods, or if we decide to use a different valuation model, such as a lattice model, the share-based compensation expense that we record in the future may differ significantly from what we have recorded using the Black-Scholes option pricing model and could materially affect our operating results.

In response to Section 409A and the regulations issued by the U.S. Internal Revenue Service thereunder, we have regularly conducted contemporaneous valuations to assist us in the determination of the fair value of our common shares. Our board of directors was regularly apprised that each valuation was being conducted and ensured that the relevant objective and subjective factors deemed important by our board of directors were accounted for in each valuation conducted. Our board of directors also ensured that the assumptions and inputs used in connection with such valuations reflected our board of directors’ best estimate of our business condition, prospects and operating performance at each valuation date. The deemed fair value per common share underlying our stock option grants was determined by our board of directors with input from management at each grant date.

Set forth below is a summary of our stock option grants for fiscal 2009 and through the seven months ended October 31, 2009 and our contemporaneous valuations for such grants:

Month of Grant	Number of Shares	Exercise Price ($ per share)	Valuation Fair Value ($ per share)
May 2008	1,602,000	$1.50	$1.50
June 2008	43,000	1.50	1.50
July 2008	922,500	2.25	2.25
September 2008	832,500	2.70	2.70
November 2008	599,000	2.70	2.50
January 2009	770,400	2.25	2.25
March 2009	476,500	2.40	2.40
May 2009	452,000	3.00	3.00
June 2009	121,000	3.45	3.45
July 2009	1,138,000	4.50	4.50
September 2009	179,500	5.60	5.60
October 2009	4,468,550	7.95	7.95

Historically, our board of directors reviewed and discussed a variety of factors when exercising its judgment in determining the deemed fair value of our common shares. These factors generally include the following:

Company specific factors

•	our operating and financial performance;

•	the introduction of new products;

•	the amount and pricing of our preference share financings with outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of those preference shares relative to those of our common shares;

•	the hiring of key personnel;

•	the lack of a public market for our common and preference shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	industry recognitions and awards; and

•	the development of end customer relationships.

Industry specific factors

•	industry information such as market growth and volume;

•	public trading prices of the common stock of companies in our industry;

•	emerging trends and issues; and

•	the performance of similarly-situated companies in our industry.

General economic factors

•	trends in consumer spending, including consumer confidence;

•	overall economic indicators, including gross domestic product, unemployment and manufacturing data; and

•	the general economic outlook.

Commencing April 1, 2008, our board of directors began utilizing a probability-weighted expected return method to determine the deemed fair value of our common shares. The growth and expansion of our business since April 1, 2008 has allowed us to better forecast the occurrence of a liquidity event within the next four years. This valuation model considered the probability of each of the following scenarios occurring within a one, two, three and four year period from the date of each valuation:

•

an initial public offering of our common shares or sale to an acquiror at a price per common share resulting in the holders of our preference shares choosing to convert into common shares based on the economic value of the sale to such holders;

•

a sale to an acquiror at a price per common share resulting in the holders of our preference shares potentially choosing not to convert into common shares based on the economic value of the sale to such holders, thereby receiving their liquidation preference and a portion of the remaining proceeds;

•	remaining a private company; and

•	dissolution.

In applying this probability-weighted expected return method, our board of directors reviewed the enterprise value of the business determined by both a discounted cash flow valuation method and a market comparable method, incorporating adjustments to the enterprise value in light of their consideration of the general economic factors described above. At each of the valuation dates, our board of directors, based on its discussions with our management, reviewed and determined the probability of the occurrence of each of the four scenarios in each of the subsequent four year periods. Our board then considered an appropriate marketability discount, reflecting the lack of marketability of our common shares, to determine the deemed fair value of our common shares at such valuation date.

The accounting guidance for share-based compensation prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. As a result, we only recognize a benefit from share-based compensation in paid-in capital if an incremental tax benefit is realized or realizable after all other tax attributes currently available to us have been utilized.

Accounting for Income Taxes

We account for income taxes under the asset and liability method, whereby we estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We must also make judgments whether the deferred tax assets will be recovered from future taxable income. To the extent that we believe that recovery is not likely, we must establish a valuation allowance. The carrying value of our net deferred tax assets is based on our belief that it is more likely than not that we will generate sufficient future taxable income in particular jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets which we do not believe meet the “more likely than not” criteria. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carryforwards and the effectiveness of our tax planning strategies.

In July 2006, the FASB issued authoritative guidance on accounting for uncertainty in income taxes, which requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the consolidated financial statements. The guidance further prescribes the benefit to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The interpretation also clarifies the consolidated financial statements classification of tax related penalties and interest and set forth new disclosures regarding unrecognized tax benefits. We adopted the guidance on April 1, 2007 and the provisions of the guidance have been applied to all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Results of Operations

The following table sets forth a summary of our statement of operations for the periods indicated:

	Fiscal Year Ended March 31,		Change			Fiscal Year Ended March 31,		Change		Six Months Ended September 30,		Change
	2007	2008	$	%		2008	2009	$	%	2008	2009	$	%
	(dollars in thousands)
Revenue	$321	$49,607	$49,286	*	%	$49,607	$123,877	$74,270	150%	$66,884	$111,116	$44,232	66%
Cost of revenue	400	17,435	17,035	*		17,435	39,674	22,239	128	21,501	37,832	16,331	76

Gross profit (loss)	(79)	32,172	32,251	*		32,172	84,203	52,031	162	45,383	73,284	27,901	61

Operating expenses:
Research and development	10,247	17,333	7,086	69		17,333	26,979	9,646	56	11,626	19,600	7,974	69
Sales and marketing	1,224	3,312	2,088	171		3,312	7,600	4,288	129	3,273	4,778	1,505	46
General and administrative	1,040	2,754	1,714	165		2,754	5,895	3,141	114	2,460	4,182	1,722	70

Total operating expenses	12,511	23,399	10,888	87		23,399	40,474	17,075	73	17,359	28,560	11,201	65

Income (loss) from operations	(12,590)	8,773	21,363	*		8,773	43,729	34,956	398	28,024	44,724	16,700	60

Interest income	891	1,244	353	40		1,244	497	(747)	(60)	371	71	(300)	(81)
Other income (expenses), net	(4)	(15)	(11)	*		(15)	23	38	*	14	(29)	(43)	*

Income (loss) before income taxes	(11,703)	10,002	21,705	*		10,002	44,249	34,247	342	28,409	44,766	16,357	58
Provision for income taxes	—	2,900	2,900	*		2,900	3,378	478	16	2,380	5,409	3,029	127

Net income (loss)	$(11,703)	$7,102	$18,805	*	%	$7,102	$40,871	$33,769	475%	$26,029	$39,357	$13,328	51%

*	Not meaningful.

Comparison of Six Months Ended September 30, 2008 and 2009

Revenue, Cost of Revenue and Gross Margin

Revenue, cost of revenue, gross profit and gross margin for the six months ended September 30, 2008 and 2009 were as follows:

	Six Months Ended September 30,
			Change
	2008	2009	$	%
	(dollars in thousands)
Revenue	$66,884	$111,116	$44,232	66%
Cost of revenue	21,501	37,832	16,331	76

Gross profit	$45,383	$73,284	$27,901	61

Gross margin	68%	66%	—	(2)%

Revenue. Revenue increased primarily due to a 124% increase in the number of units sold, partially offset by a 26% decline in our average selling price period over period due in part to the adoption of our rebate program in the first quarter of fiscal 2010. We believe the increase in product sales was driven in part by increased adoption of our second generation product, an increase in the number of mobile handset designs incorporating our products and increased penetration by our end customers of new markets, supported in part by an increase in our sales and marketing personnel, and additional business development and marketing programs.

Cost of Revenue. Cost of revenue increased due to higher product and manufacturing costs associated with the increased number of units purchased by end customers, a shift in product mix towards our second generation product and an increase in cost of manufacturing operations, partially offset by a lower cost of wafers and manufacturing cost per unit.

Gross Margin. Gross margin decreased primarily due to a decline in average selling price, partially offset by lower costs per unit, as described above.

Operating Expenses, Interest Income and Income Taxes

Operating expenses, interest income and income taxes for the six months ended September 30, 2008 and 2009 were as follows:

	Six Months Ended September 30,				Change
	2008		2009
	Amount	% of Revenue	Amount	% of Revenue
					$	%
	(dollars in thousands)
Operating expenses:
Research and development	$11,626	17%	$19,600	18%	$7,974	69%
Sales and marketing	3,273	5	4,778	4	1,505	46
General and administrative	2,460	4	4,182	4	1,722	70

Total operating expenses	$17,359	26%	$28,560	26%	$11,201	65%

Interest income	$371	—	$71	—	$(300)	(81)%
Provision for income taxes	$2,380	4%	$5,409	5%	$3,029	127%

Research and Development Expense. Research and development expense increased primarily due to an increase in research and development headcount, resulting in a $4.5 million increase in personnel costs and share-based compensation expense, an increase in spending on software and hardware tools, engineering services and cost of mask sets resulting in an increase of $2.6 million in product development costs and an increase in facilities expenses of $798,000. Overall, the increase in research and development expense is primarily attributable to the continued development of our product portfolio.

Sales and Marketing Expense. Sales and marketing expense increased primarily due to an increase in sales and marketing headcount, resulting in an $855,000 increase in personnel costs and share-based compensation expense, and an increase of $510,000 in costs associated with sales and marketing activities and services. The increase in sales and marketing expense was incurred to support a higher number of mobile handset designs and the expansion of worldwide sales and marketing activities.

General and Administrative Expense. General and administrative expense increased primarily due to an increase in finance, human resources, administration and information technology staff headcount, resulting in a $1.1 million increase in personnel costs and share-based compensation expense and an increase of $311,000 in professional fees for outside legal, accounting, valuation and consulting services pertaining to general corporate matters, preparation for our initial public offering and expansion of our support and services infrastructure.

Interest Income. Interest income decreased primarily due to a decrease in the effective interest rates earned on our cash and investments despite higher overall balances of cash and investments.

Income Taxes. Income tax expense increased primarily as a result of a $16.4 million increase in income before income taxes. We expect our effective tax rate to increase from 7.6% in fiscal 2009 to approximately 12.0% in fiscal 2010. This expected increase is primarily due to the changes in distribution of sales of our products among geographical regions, as well as the release of a portion of our valuation allowance related to deferred tax assets in fiscal 2009.

Comparison of Fiscal Years Ended March 31, 2008 and 2009

Revenue, Cost of Revenue and Gross Margin

Revenue, cost of revenue, gross profit and gross margin for the fiscal years ended March 31, 2008 and 2009 were as follows:

	Fiscal Year Ended March 31,		Change
	2008	2009	$	%
	(dollars in thousands)
Revenue	$49,607	$123,877	$74,270	150%
Cost of revenue	17,435	39,674	22,239	128

Gross profit	$32,172	$84,203	$52,031	162%

Gross margin	65%	68%	—	3%

Revenue. Revenue increased primarily due to a 200% increase in the number of units sold, offset in part by a 17% decline in our average selling price period over period. We believe the increase in sales was driven by an increase in market penetration of our products, supported in part by an increase in sales and marketing headcount, additional marketing programs and the launch of our second generation product in September 2008.

Cost of Revenue. Cost of revenue increased due to higher product and manufacturing costs associated with the increased number of units purchased by end customers, partially offset by a lower cost of wafers and manufacturing costs for our first generation product.

Gross Margin. Gross margin increased primarily due to the average cost per unit decreasing faster than the decline in our average selling price.

Operating Expenses, Interest Income and Income Taxes

Operating expenses, interest income and income taxes for the fiscal years ended March 31, 2008 and 2009 were as follows:

	Fiscal Year Ended March 31,				Change
	2008		2009
	Amount	% of Revenue	Amount	% of Revenue
					$	%
	(dollars in thousands)
Operating expenses:
Research and development	$17,333	35%	$26,979	22%	$9,646	56%
Sales and marketing	3,312	7	7,600	6	4,288	129
General and administrative	2,754	6	5,895	5	3,141	114

Total operating expenses	$23,399	47%	$40,474	33%	$17,075	73%

Interest income	$1,244	3%	$497	—	$(747)	(60)%
Provision for income taxes	$2,900	6%	$3,378	3%	$478	16%

Research and Development Expense. Research and development expense increased primarily due to an increase in research and development headcount, resulting in a $5.5 million increase in personnel costs and share-based compensation expense, an increase in spending on software and hardware tools, engineering services, licensing costs relating to the use of intellectual property for the development of our products and cost of mask sets, resulting in a $2.9 million increase in product development costs, and an increase in facilities expenses of $1.3 million, which was primarily due to our move to our new facility in California in the third quarter of fiscal 2008. The increase in personnel and product development expenses were primarily attributable to the development of our product portfolio.

Sales and Marketing Expense. Sales and marketing expense increased primarily due to an increase in sales and marketing headcount, resulting in a $2.6 million increase in personnel costs and share-based compensation expense and an increase of $1.4 million in costs associated with sales and marketing activities and services. The increase in sales and marketing expense was incurred to support a higher number of mobile handset device designs and the expansion of worldwide sales and marketing activities.

General and Administrative Expense. General and administrative expense increased primarily due to an increase in finance, human resources, administration and information technology headcount, resulting in a $2.1 million increase in personnel costs and share-based compensation expense and an increase of $558,000 in professional fees for outside legal, accounting, valuation and consulting services. The increase in general and administrative expense was the result of expansion of our support and services infrastructure.

Interest Income. Interest income decreased primarily due to a decrease in the effective interest rates earned on our cash and investments despite higher overall balances of cash and investments.

Income Taxes. Income tax expense increased primarily as a result of a $34.2 million increase in income before income taxes. In the fourth quarter of fiscal 2009, we recognized a $1.2 million income tax benefit, as a result of a release of a portion of our valuation allowance against our deferred tax asset. The recognition of the income tax benefit, as well as a difference in the distribution of sales of our products among different geographical regions, resulted in the reduction of our effective tax rate for fiscal 2009, as compared to fiscal 2008.

Comparison of Fiscal Years Ended March 31, 2007 and 2008

Revenue, Cost of Revenue and Gross Margin

Revenue, cost of revenue, gross profit (loss) and gross margin for the fiscal years ended March 31, 2007 and 2008 were as follows:

	Fiscal Year Ended March 31,			Change
	2007		2008	$	%
	(dollars in thousands)
Revenue	$321		$49,607	$49,286	*	%
Cost of revenue	400		17,435	17,035	*

Gross profit (loss)	$(79)		$32,172	$32,251	*

Gross margin	*	%	65%	—	*

*	Not meaningful

Revenue. Revenue increased as a result of the ramp in the volume of product sales that began in the fourth quarter of fiscal 2007.

Cost of Revenue. Cost of revenue increased due to higher product costs associated with the increased number of units purchased by end customers, partially offset by a lower cost of wafers and manufacturing cost per unit.

Gross Margin. Gross margin increased due to revenue increasing faster than cost of revenue as discussed above.

Operating Expenses, Interest Income and Income Taxes

Operating expenses, interest income and income taxes for the fiscal years ended March 31, 2007 and 2008 were as follows:

	Fiscal Year Ended March 31,					Change
	2007			2008
	Amount	% of Revenue		Amount	% of Revenue
						$	%
	(dollars in thousands)
Operating expenses:
Research and development	$10,247	*	%	$17,333	35%	$7,086	69%
Sales and marketing	1,224	*		3,312	7	2,088	171
General and administrative	1,040	*		2,754	6	1,714	165

Total operating expenses	$12,511	*	%	$23,399	47%	$10,888	87%

Interest income	$891	*	%	$1,244	3%	$353	40%
Provision for income taxes	$—	—		$2,900	6%	$2,900	* %

*	Not meaningful

Research and Development Expense. Research and development expense increased primarily due to an increase in research and development headcount, resulting in a $3.6 million increase in personnel costs and share-based compensation expense, an increase of $3.0 million in product development costs and an increase in facilities expenses of $477,000.

Sales and Marketing Expense. Sales and marketing expense increased primarily due to an increase of $958,000 in costs associated with marketing activities and services and an increase in sales and marketing headcount, resulting in an $878,000 increase in personnel costs and share-based compensation expense.

General and Administrative Expense. General and administrative expense increased primarily due to an increase of $869,000 in professional fees for outside legal, accounting, valuation and consulting services and an increase in finance, human resources, administration and information technology staff headcount, resulting in a $634,000 increase in personnel costs and share-based compensation expense. The increase in professional fees and personnel costs related to the implementation of our international operations structure.

Interest Income. Interest income increased primarily due to higher cash and investment balances following the closings of our Series C preference share financing in fiscal 2008.

Income Taxes. Income tax expense increased as a result of achieving profitability in fiscal 2008 and recording a tax provision associated with that income. In fiscal 2007, we did not record any income tax expense or benefit because we had not achieved profitability.

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the six fiscal quarters ended September 30, 2009. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. You should read this table in conjunction with our consolidated financial statements and the related notes thereto included in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	Fiscal 2009				Fiscal 2010
	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30
	(in thousands, except per share amounts)
Statements of Operations:
Revenue	$23,157	$43,727	$26,920	$30,073	$49,218	$61,898
Cost of revenue	7,820	13,681	8,265	9,908	17,148	20,684

Gross profit	15,337	30,046	18,655	20,165	32,070	41,214

Operating expenses:
Research and development	5,675	5,951	8,605	6,748	8,488	11,112
Sales and marketing	1,376	1,897	2,138	2,189	2,144	2,634
General and administrative	1,089	1,371	1,871	1,564	1,834	2,348

Total operating expenses	8,140	9,219	12,614	10,501	12,466	16,094

Income from operations	7,197	20,827	6,041	9,664	19,604	25,120

Interest income	124	247	104	22	22	49
Other income (loss), net	15	(1)	2	7	(20)	(9)

Income before income taxes	7,336	21,073	6,147	9,693	19,606	25,160
Provision for income taxes	600	1,780	520	478	2,573	2,836

Net income	$6,736	$19,293	$5,627	$9,215	$17,033	$22,324

Net income per share:
Basic(1)	$0.10	$0.30	$0.08	$0.13	$0.26	$0.34

Diluted(1)	$0.07	$0.21	$0.05	$0.10	$0.18	$0.23

The following table presents our unaudited quarterly results of operations as a percentage of revenue:

	Fiscal 2009				Fiscal 2010
	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30
Statements of Operations:
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue	34	31	31	33	35	33

Gross profit	66	69	69	67	65	67

Operating expenses:
Research and development	24	14	32	23	17	18
Sales and marketing	6	4	8	7	4	4
General and administrative	5	3	7	5	4	4

Total operating expenses	35	21	47	35	25	26

Income from operations	31	48	22	32	40	41

Interest income	1	0	1	0	0	0
Other income (loss), net	0	0	0	0	0	0

Income before income taxes	32	48	23	32	40	41
Provision for income taxes	3	4	2	2	5	5

Net income	29%	44%	21%	30%	35%	36%

(1)	See Note 6 in the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income per common share.

Liquidity and Capital Resources

We financed our operating activities and capital expenditures during fiscal 2007 primarily through proceeds from the issuances of our redeemable convertible preference shares. We achieved profitability on an annual basis beginning in fiscal 2008 and on a quarterly basis in the second quarter of fiscal 2008. We have funded our operating activities and capital expenditures primarily through cash flow from operations since fiscal 2008. As of March 31, 2009 and September 30, 2009, we had cash, cash equivalents and short-term investments of $78.8 million and $134.9 million, respectively.

The following table summarizes our cash flows for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
	(in thousands)
Net cash provided by (used in) operating activities	$(9,285)	$624	$49,518	$32,747	$59,205
Net cash provided by (used in) investing activities	6,305	3,357	(5,585)	(8,001)	(74,386)
Net cash provided by financing activities	338	20,366	393	258	365

Increase (decrease) in cash and cash equivalents	$(2,642)	$24,347	$44,326	$25,004	$(14,816)

Cash Flows from Operating Activities

Net cash provided by operating activities increased by $26.5 million in the six months ended September 30, 2009 compared to the six months ended September 30, 2008. The increase was primarily due to a $13.3 million increase in net income. During the six months ended September 30, 2009, the other primary sources of cash provided by operating activities were a $6.8 million increase in accounts payable primarily related to increased inventory purchases to support increased revenue, and a $5.5 million increase in accrued expenses as a result of the introduction of end customer rebates. In comparison for the six months ended September 30, 2008, cash flows from operating activities included a $8.7 million reduction in inventories due to the sell down of high inventory levels at March 31, 2008, partially offset by a $6.1 million increase in prepaid expenses due to the prepayment for tools and services used for product development.

Net cash provided by operating activities increased by $48.9 million in fiscal 2009 compared to fiscal 2008. The increase was primarily due to a $33.8 million increase in net income. During fiscal 2009, the other primary source of cash provided by operating activities was a $5.5 million decrease in inventories due to the sell down of high inventory levels at March 31, 2008, offset by a $5.6 million increase in prepaid expenses due to the prepayment for tools and services used for product development.

In fiscal 2008, net cash provided by operating activities was $624,000 compared to net cash used in operating activities in fiscal 2007 of $9.3 million. The increase was primarily due to an $18.8 million improvement in our results from a net loss to net income, partially offset by a $13.8 million increase in inventories in order to meet expected future demand.

Cash Flows from Investing Activities

Cash used in investing activities was $8.0 million and $74.4 million for the six months ended September 30, 2008 and 2009, respectively. The increase in cash used was primarily a result of net purchases of short-term investments of $7.1 million and $70.9 million, and purchases of property and equipment of $858,000 and $3.5 million, respectively.

Cash used in investing activities was $5.6 million in the fiscal year ended March 31, 2009 due to the $1.9 million net purchases of short-term investments and purchases of property and equipment of $3.6 million.

Cash provided by investing activities was $6.3 million and $3.4 million for the fiscal years ended March 31, 2007 and 2008, respectively, primarily resulting from net maturities of short-term investments, partially offset by purchases of property and equipment of $319,000 and $1.4 million, respectively.

Cash Flows from Financing Activities

Cash provided by financing activities was $258,000 and $365,000 in the six months ended September 30, 2008 and 2009, respectively, and resulted from the exercise of options to purchase our common shares.

Cash provided by financing activities was $338,000, $20.4 million and $393,000 in the fiscal years ended March 31, 2007, 2008 and 2009, respectively, and resulted from the exercise of options to purchase our common shares net of payments on lease obligations and, in fiscal 2008, due to proceeds from the Series C preference share financing.

Operating and Capital Expenditure Requirements

We believe the net proceeds from this offering, together with the cash generated from operations, our cash balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months. In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our business activities, grow our end customer base and implement and enhance our information technology and enterprise resource planning system. We also expect to increase credit limits and terms we offer to distributors and end customers that purchase products directly from us. We expect our accounts receivable and inventory balances to increase, partially offset by increases in accounts payable, which will result in higher needs for working capital. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into a credit facility. The sale of equity and convertible debt securities may result in dilution to our shareholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our short and long-term capital requirements will depend on many factors, including the following:

•	our ability to generate cash from operations;

•	our ability to control our costs;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities; and

•	the acquisition of businesses, products and technologies.

Contractual Obligations

Our principal contractual obligations consisted of operating leases for office facilities, capital leases for office equipment and non-cancellable purchase obligations primarily related to inventory purchases and license and maintenance fees under certain software license and maintenance agreements.

The following table summarizes our outstanding contractual obligations as of March 31, 2009 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period as of March 31, 2009
	(in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Capital lease obligations	$59	$14	$25	$20	$—
Operating lease obligations	1,044	659	385	—	—
Purchase obligations	4,382	3,265	1,117	—	—

Total	$5,485	$3,938	$1,527	$20	$—

Subsequent to March 31, 2009, we entered into several lease agreements for our offices in the United States and China, as well as other geographical locations and placed additional orders to purchase inventories. These new leases and purchase orders have materially changed our contractual obligations since March 31, 2009. The following table summarizes our significant contractual obligations as of September 30, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period as of September 30, 2009
	(in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Capital lease obligations	$52	$14	$24	$14	$—
Operating lease obligations	2,254	1,254	1,000	—	—
Purchase obligations	6,973	6,384	589	—	—

Total	$9,279	$7,652	$1,613	$14	$—

As of March 31, 2009 and September 30, 2009, liabilities for uncertain tax positions were $5.1 million and $8.2 million, respectively. As of March 31, 2009 and September 30, 2009, we had accrued $215,000 and $373,000 of interest, respectively, associated with our uncertain tax positions. These balances have not been included in the above table because we are unable to determine the range of cash payments that will be made associated with these uncertain tax positions.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We had cash, cash equivalents and short-term investments totaling $32.5 million, $78.8 million and $134.9 million as of March 31, 2008 and 2009, and September 30, 2009, respectively. Our short-term investments consist of money market funds and U.S. Treasury bills. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Our investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds and U.S. Treasury bills. Due to the short-term nature of our investment portfolio, a movement in interest rates of 100 basis points during the fiscal year ended March 31, 2009 or the six months ended September 30, 2009 would not have had a material effect on the fair market value of our investment portfolio or interest income.

Foreign Currency Risk

All of our sales are denominated in U.S. dollars. We therefore have no foreign currency risk associated with sale of products. The functional currency of all our entities is the U.S. dollar. Our operations outside of the United States incur operating expenses and hold assets and liabilities denominated in foreign currencies, principally the RMB, the Taiwan dollar, the Euro and the Hong Kong dollar. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered in to any foreign currency hedging contracts, and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Recent Authoritative Accounting Guidance

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer: (a) recognizes and measures in its consolidated financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. The guidance applies prospectively to our business combinations, if any, for which the acquisition date was on or after April 1, 2009. The adoption of this statement did not have a material impact on our consolidated financial position, results of operations or disclosures.

In December 2007, the FASB revised the authoritative guidance to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Effective April 1, 2009, we adopted the new guidance and the adoption of this statement did not have a material impact on our consolidated financial position, results of operations or disclosures.

Effective April 1, 2008, we adopted the new authoritative guidance for fair value measurements with respect to financial assets and financial liabilities and the fair value option for financial assets and financial liabilities. Effective April 1, 2009, we adopted the authoritative guidance for fair value measurements with respect to our non-financial assets and non-financial liabilities. The adoption of the guidance for fair value measurement did not have a material impact on our consolidated financial statements and the resulting fair values calculated after adoption were not significantly different than the fair values that would have been calculated under previous guidance. The guidance for the fair value option for financial assets and financial liabilities provides companies the irrevocable option to measure financial assets and liabilities at fair value with unrealized gains and losses recognized in earnings. We have not elected to measure any financial assets or liabilities at fair value that were not previously required to be measured at fair value.

Effective April 1, 2009, we also adopted the new authoritative guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value. In addition, we adopted new authoritative guidance for recognition and presentation of other than temporary impairments, which amends the previous guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities in the consolidated financial statements. Where credit losses exist, the portion of the impairment related to those credit losses should be recognized in earnings. The adoption of the accounting guidance did not have a material impact on our consolidated financial position, results of operations or disclosures.

In May 2009, the FASB issued new accounting guidance relating to subsequent events, which establishes general standards of accounting for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles that existed in the auditing standards. This accounting guidance is effective for interim or annual periods ending after June 15, 2009. The adoption of this statement did not have a material impact on our consolidated financial position, results of operation or disclosures.

In June 2009, the FASB revised the authoritative guidance for variable interest entities, which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new accounting guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s consolidated financial statements. The accounting guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. We do not expect that the adoption of the guidance will have a material impact on our consolidated financial position, results of operations or disclosures.

Effective July 2009, the FASB adopted the Accounting Standards Codification, or the Codification, as the official single source of authoritative GAAP. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification did not have an impact on our financial condition or results of operation.

In September 2009, the FASB reached final consensus on a new revenue recognition guidance regarding revenue arrangements with multiple deliverables. The new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The new accounting guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We are currently evaluating the potential impact of this new accounting guidance on our consolidated financial position, results of operations and disclosures.

BUSINESS

Overview

We are a fabless semiconductor company that develops and markets highly-integrated, high-performance, CMOS RF and mixed-signal system-on-a-chip solutions. Our strategy is to apply our core technical expertise in RF mixed-signal design, communications signal processing and multimedia processing to enable new market opportunities for communications and computing platforms. Our initial products solved many of the long-standing technical challenges that precluded reception of analog free-to-air broadcast television on mobile handsets and integrate all of the key IC components to enable a full television-on-a-chip, including an RF tuner, demodulator, decoder, video processor and universal interfaces. As a result, consumers of our products are no longer limited to watching live television broadcasts on stationary television sets and can now access the same free-to-air broadcast content on a mobile handset or portable computer. Our television-on-a-chip platforms were the most widely sold broadcast television solutions for the approximately 1.3 billion unit global mobile handset market in 2008.

To facilitate and accelerate the adoption of our television-on-a-chip solutions, we develop and foster relationships with and among mobile device manufacturers, wireless network operators, distributors, retailers and, in some cases, broadcasters. Our approach is to use this ecosystem of relationships to drive consumer awareness and demand, help our distributors and end customers successfully penetrate new markets and expand their businesses globally and create new opportunities for operators, broadcasters and other market participants to benefit from the convergence of broadcast television and mobile multimedia devices.

Our solutions utilize existing analog free-to-air broadcast television content and infrastructure to enable delivery of familiar broadcast television to virtually any mobile device with a display. We believe we were the first to successfully integrate analog television technology on a single chip to meet the small form factor, low power consumption and mobile signal sensitivity requirements of mobile handsets. Our current products address all analog broadcast television standards worldwide, which are available to approximately 93% of the world’s population. We recently introduced a hybrid solution, which enables both analog and digital free-to-air broadcast television reception in countries that have adopted the DVB-T digital standard, and we plan to develop solutions to address additional digital standards. Our system-level design is independent of, and compatible with, a wide range of mobile handset baseband platforms, application processors and operating systems. We believe our technology can also be incorporated into a broad range of mobile multimedia devices, including notebooks, netbooks, personal media players, handheld game consoles and personal navigation devices.

We currently have more than 80 end customers, most of which are located in China. Since our inception, over 50 million of our products have been incorporated into mobile handsets sold to consumers in Southeast Asia, Latin America, the Middle East and Africa, China and Russia/CIS. During the quarter ended September 30, 2009, we shipped on average more than one million units per week. Our significant end customers include eight of the top ten mobile handset IDHs in China, two of the top five mobile handset manufacturers in Taiwan and recently, one of the three leading global mobile handset manufacturers. In the fiscal year ended March 31, 2009, we generated revenue of $123.9 million, representing 150% year-over-year growth, and in the six months ended September 30, 2009, we generated revenue of $111.1 million, representing 66% growth over the comparable period in 2008. We have been profitable for nine consecutive quarters, commencing with the quarter ended September 30, 2007.

Industry Background

Rapid Consumer Adoption of Mobile Multimedia Devices

There are estimated to be over 4.3 billion mobile phone subscribers worldwide in 2009 according to Forward Concepts. Growing worldwide demand for wireless communications and mobile multimedia applications is driving the proliferation of mobile devices, including mobile handsets, notebook and netbook computers, personal media players, handheld game consoles and personal navigation devices. According to In-Stat, 1.6 billion of these devices were shipped worldwide in 2008, approximately 1.3 billion of which were mobile handsets, making mobile handsets the most widely adopted mobile device today. We believe growth in the handset market will be particularly strong in the emerging markets of Southeast Asia and the Middle East, China, India, South America, Eastern Europe and Africa. According to Forward Concepts, mobile handset shipments to these markets are expected to increase from 823 million units in 2008 to 1.2 billion units in 2013. These emerging markets combine a large mobile handset market with strong consumer demand for analog broadcast television.

The large size of the mobile multimedia device market is attracting an increasing number of mobile device manufacturers, many of which are based in China and Taiwan. A number of these emerging suppliers have experienced rapid growth because of their ability to respond quickly to the latest market trends and offer innovative features, often well ahead of incumbent mobile device manufacturers. According to iSuppli, emerging device manufacturers in China are expected to ship 363 million mobile handsets in 2009. These suppliers often have an advantage in penetrating developing markets where cost is a major factor and mobile device adoption is growing rapidly. As a result of the market penetration of these emerging device manufacturers, large, well established mobile device manufacturers are also starting to incorporate new features in their handsets more rapidly. In addition, they are increasing their focus on the emerging markets due to their growth prospects. Overall, these trends are accelerating the pace of innovation and adoption of new features in mobile handsets.

Analog Free-to-Air Broadcast Television: The Most Widely Available Source of Real Time Information and Entertainment Globally

Analog free-to-air broadcast television is widely available in almost every country, encompassing most of the world’s population. Some countries have transitioned, or plan to transition, to digital free-to-air television. Consumers rely on free-to-air broadcast television as a critical means of receiving real-time news, sports and entertainment and, in many countries, broadcast television is a primary means of disseminating information to the public. According to DisplaySearch, approximately 200 million televisions are expected to be shipped in 2009 and, according to Eurodata, the average time spent per day watching television is over three hours. According to ZenithOptimedia, spending on global television advertising amounted to nearly $187 billion in 2008. The time and monetary investments made in this ecosystem, as well as the breadth and relevance of available content, have resulted in a high degree of consumer familiarity with the content and the schedules of existing broadcasts. Proliferation of free-to-air broadcast television on mobile multimedia devices creates new opportunities for broadcasters, advertisers and other ecosystem participants by widening the audience and increasing the amount of time consumers spend watching television.

Market Opportunity for Convergence of Broadcast Television and Mobile Multimedia Device Ecosystems

Until recently, most consumers around the world could only watch free-to-air broadcasts on stationary television sets. By enabling mobile handsets to receive free-to-air broadcasts, our solutions give consumers greater opportunity to watch live television and expand the potential audience for broadcasters and advertisers. With the technological breakthroughs that now make reception of free-to-air broadcast television content possible on mobile multimedia devices, consumers are showing an increasing interest in and demand for mobile television. According to Forward Concepts, annual shipments of mobile handsets with analog free-to-air broadcast television capability will reach 40 million units in 2009, representing 52% of total broadcast mobile television shipments. We believe actual units sold may exceed these estimates. The convergence of the broadcast television and wireless communications markets enables new opportunities for participants in these industries, including:

•	Broadcasters have an opportunity to reach a higher percentage of the global population for longer periods of time;

•	Advertisers can reach more people more frequently;

•	Wireless network operators can offer a highly sought-after product without any required investment in infrastructure, spectrum or content;

•	Mobile device manufacturers can differentiate their products by adding a highly demanded feature; and

•	Consumers all over the world can access familiar free-to-air broadcast content any time, anywhere.

Global Free-to-Air Broadcast Television Standards

The majority of global free-to-air broadcast television is transmitted in analog format today. A limited number of countries, including the United States and a few Western European countries, broadcast only in digital format, while some broadcast in both analog and digital. In many countries that have both analog and digital free-to-air broadcasts, analog broadcasts are often available in regions where digital broadcasts are not accessible or have not yet been deployed. Over time, various countries expect to adopt and transition to digital broadcasting standards. However, due to the complexity of, and costs associated with, replacing existing infrastructure and transitioning entire populations to digital, analog shutoff plans may take longer than anticipated. Until digital coverage is pervasive in a region or country, broadcasters will continue to transmit in analog as well as digital formats, thereby creating the need for hybrid devices capable of receiving both types of broadcasts. Based on announcements by various countries regarding their digital transition plans, we believe approximately 93% of the world’s population currently has access to analog broadcast and that approximately 88% will continue to receive analog broadcast television during 2013.

The following map illustrates the current status of free-to-air analog and digital television broadcasting available in at least a portion of the countries indicated below:

Free-to-air broadcast television standards vary among countries. Each standard specifies unique requirements, such as encoding, modulation, sensitivity, error correction, frequency and interference rejection. Developing products to address these various standards requires expertise in RF mixed-signal, communications signal processing and multimedia processing. The following chart highlights major global free-to-air broadcast television standards:

TV Standard	Analog/Digital	Key Countries	Addressed by Existing Telegent Products
PAL	Analog	Argentina, Australia, Brazil, China, India, Indonesia, Kenya, Nigeria, Poland, Saudi Arabia, South Africa, Thailand, United Kingdom	✓
NTSC	Analog	Canada, Chile, Colombia, Japan, Mexico, Philippines, South Korea, Taiwan	✓
SECAM	Analog	Egypt, France, Hungary, Kazakhstan, Morocco, Russia, Saudi Arabia, Ukraine	✓
DVB-T	Digital	Australia, France, Germany, India, Russia, South Africa, Spain, Taiwan, Thailand, United Kingdom	✓
ISDB-T	Digital	Brazil, Japan
T-DMB	Digital	South Korea
DMB-T/H	Digital	China
ATSC	Digital	United States

Source: Telegent, KAV Productions, Inc., TenLab, DVB.org

Market Challenges

Historically, the adoption of mobile television has faced the following challenges:

Broadcast systems have been designed and optimized for transmission to stationary devices. Broadcasters transmit specially encoded radio frequency signals over the air, typically to stationary televisions that receive and play broadcast content. Broadcasters are incentivized to maximize the amount of content transmitted across the limited spectrum they possess and rely upon the receiver to compensate for signal degradation, interference, distortion, and other types of errors. A high-quality broadcast receiver must receive and decode signals over a wide range of transmission frequencies and signal strengths, conceal signal errors without requiring retransmission, and extract accurate information from channels cluttered by multiple feeds. Any stationary television that receives free-to-air broadcast requires a large antenna and an external power source, and consists of hundreds of components, including individual semiconductor devices such as a tuner, demodulator, decoder, audio signal processor, video signal processor and output interface, among other items. Stationary broadcast television reception and processing capabilities have proven to be exceedingly difficult to integrate into mobile multimedia devices such as mobile handsets.

Broadcast television reception and decoding is more challenging in mobile devices. To achieve a level of quality and functionality comparable to receivers in stationary environments, mobile broadcast television receivers must simultaneously address limitations such as significantly smaller form factors of mobile multimedia devices, power limitations of batteries, variable and low signal strengths due to limited antenna size, Doppler effect caused by movement of the receiving device, transmission channel characteristics which can change rapidly across time and frequency, and increased level of interference from other subsystems in a densely packed mobile device. Historical efforts to integrate the components required for mobile broadcast television reception have led to sacrifices in performance and insufficient signal conditioning and error correction, resulting in unacceptable picture quality and power consumption.

Significant barriers exist to broad adoption of digital broadcast television standards. Based on announcements by individual countries, we believe approximately 93% of the world’s population currently has access to broadcast television in analog formats. While many countries expect to adopt and transition to digital broadcasting standards over time, the transition process has been, and we expect it to continue to be, challenging and time consuming. Some countries have already attempted to make the transition and experienced significant delays. As an example, the United States did not complete the transition from analog to digital until 2009, several years later than anticipated. The United Kingdom is in the process of making the transition, but digital broadcasts are still not available in many regions of the country. Transitioning to digital broadcast television standards requires significant investment from broadcasters, governments and consumers to replace existing infrastructure and television equipment. This can result in inconsistent digital signal coverage in various urban and rural areas as levels of investment in and roll-out of digital broadcast infrastructure can vary. Further complications involve politics, spectrum reallocation and competing digital broadcast standards within countries and around the world. As a result, we believe approximately 88% of the world’s population will continue to receive analog broadcast television during 2013.

Proprietary multimedia content delivery services are expensive and unfamiliar. Proprietary standards and methods of delivery of multimedia content to mobile devices require significant investment and are unfamiliar to consumers. Many wireless network operators have made significant investments in spectrum and proprietary broadcast networks to deliver entertainment and information content to mobile multimedia devices, but they still lag broadcast free-to-air television in both coverage and content. Furthermore, the high cost of investments typically necessitates that wireless network operators and mobile content providers charge subscription fees to access their content. Some less costly approaches have also been explored, such as video service offerings over the operators’ established data communications networks. However, the large bandwidth requirements of video packet transmission slows other voice and data traffic on those networks and inhibits overall network performance. In addition, these approaches do not obviate the need to pay licensing fees to the content owners. Ultimately, subscribers still bear incrementally higher costs, and content is generally unfamiliar or often available at unfamiliar times. Other challenges include disparate, evolving and competing broadcast standards, revenue models, digital rights management and regulatory and legal complexities. As a result, we believe adoption rates for proprietary mobile entertainment and information services have remained low.

Lack of optimized system-level solutions and suppliers that can address varying global market demands. The market for mobile multimedia devices is global and highly competitive. Manufacturers differentiate their mobile multimedia devices by adding new features, but often find it challenging to keep track of varying geographical consumer tastes, and distribution, retail and operator ecosystems. Free-to-air mobile television is a differentiating feature we believe to be increasingly demanded by consumers. As a result, mobile device manufacturers are eager to provide solutions to access free-to-air broadcast content, but many do not have the expertise to successfully integrate this feature nor the deep knowledge of the free-to-air broadcast and wireless communications ecosystems to cost-effectively bring these devices to market. Established and emerging mobile device manufacturers need suppliers who understand the tastes and content consumption preferences of representative consumer populations around the world, have cultivated and established relationships with distributors, retailers, wireless operators and broadcasters, and can deliver complete system-level solutions that are easy and cost-effective to integrate.

Our Solutions

We believe that prior to the commercialization of our solutions, there was no market for analog free-to-air broadcast television on mobile multimedia devices due to the long-standing technical challenges associated with architecting an end-to-end mobile television-on-a-chip. By enabling the use of existing infrastructure and broadcast content on a wider array of devices, we believe we are creating a new market opportunity for broadcasters, wireless network operators, and mobile device manufacturers.

Our solutions address the fundamental challenges associated with the convergence of the broadcast television and mobile multimedia device ecosystems. We have leveraged our core technical expertise in communications signal processing, RF and mixed-signal design, and multimedia processing to develop system-level solutions that enable our customers to offer mobile multimedia devices capable of receiving, processing and displaying free-to-air broadcast television. As a result, consumers are no longer limited to watching live television broadcasts on conventional stationary television sets and can now access the same free-to-air broadcast content on mobile handsets and portable computers.

Key attributes of our solutions include the following:

Highly integrated television-on-a-chip architecture. Our television-on-a-chip technology is designed to enable practically any device with a display to become a television. We integrate all IC components necessary to receive, process and display television signals, including an RF tuner, demodulator, decoder, video processor and universal interfaces, on a single CMOS system-on-a-chip. This highly integrated approach delivers significant performance and feature benefits such as a small footprint, ease of design-in and low cost. Our solutions are specifically designed to reduce overall television system power requirements in mobile multimedia devices, enabling up to six hours of continuous viewing time on a single battery charge.

Support of broadcast television standards available to the majority of the global population. Our solutions support many free-to-air broadcast television standards used across the world, including NTSC, PAL, SECAM and DVB-T. We believe our solutions enable reception and display of analog free-to-air broadcast content available to approximately 93% of the world’s population. We offer solutions for free-to-air broadcasts in analog formats, as well as a hybrid analog and DVB-T digital solution to provide consistent analog coverage where digital television broadcast is not yet available, as well as backward compatibility in areas that may have simultaneous digital and analog broadcast coverage.

Advanced RF mixed-signal design. Our solutions feature our proprietary CMOS RF mixed-signal system implementation, which is designed to meet the stringent signal reception requirements for making free-to-air television mobile. As a result, our products receive signals across the wide range of frequencies used by free-to-air television broadcasts, and reject the many strong sources of interference across frequencies, while using an antenna one-tenth the size of a conventional television antenna. Our RF designs meet stringent linearity and filtering requirements and avoid the high power consumption and bulky components used by traditional television receiver circuits. Integrating RF components onto the same silicon as a complex digital system also requires advanced techniques to prevent digital clocks and switching noise from injecting spurious signals into the RF path. We utilize advanced automatic gain and frequency control algorithms to handle the rapidly changing signal strengths from a mobile environment and to avoid system overload from strong, unwanted transmissions.

Embedded signal processing techniques. Our products incorporate proprietary, embedded signal processing techniques that enable high performance reception, processing and display of broadcast television content on mobile multimedia devices in highly variable signal strength environments. Our techniques and algorithms increase sensitivity to enhance reception of weak signals, reduce system size and power consumption by moving analog tasks into the digital domain, compensate for Doppler shifts during mobile reception, preserve picture quality during deep fades from mobile channels, and reject unwanted signals from both in-band and out-of-band interference. As a result, mobile multimedia devices incorporating our solutions are capable of receiving analog free-to-air broadcast content while traveling at speeds of up to 430 kilometers per hour.

End-to-end system-level design. Our end-to-end system-level design enables our end customers to integrate our television-on-a-chip solutions into any mobile device and to bring these devices to market quickly and cost-effectively. Our solutions are independent of and compatible with a wide range of mobile handset baseband platforms, application processors and operating systems and consume minimal memory, processing and power resources. Our system-level design greatly reduces the engineering resources required by our end customers to design our chips into their products and eliminates the need to tune multiple components. Our solutions communicate with other components via standard interfaces to receive and translate video input from any antenna and provide high quality video output to nearly any display. We also deliver a full suite of software and firmware drivers as well as system reference designs to accelerate the adoption of our solutions into any mobile device.

Our Strategy

Our products enable the convergence of broadcast television and mobile multimedia devices by allowing the reception of free-to-air broadcast content on virtually any device with a display without requiring incremental investments in infrastructure or content. The operators’ and mobile multimedia device manufacturers’ low cost of deployment, coupled with consumers’ low cost of ownership, has been critical to the creation of the free-to-air mobile television market. We intend to leverage our system-level design capabilities, RF CMOS and communications signal processing technology expertise, global presence, and mobile television ecosystem relationships to continuously improve the mobile broadcast television user experience, further cultivate the ecosystem, and ultimately expand our addressable market.

Key elements of our strategy include:

Proliferate use of our technology. We intend to continue to leverage our leading market position to expand our business with our existing end customers, further penetrate leading global mobile handset manufacturers, IDHs, OEMs and ODMs and accelerate demand for mobile devices that incorporate our products. While our initial focus has been on mobile handsets and portable computers, which represent the largest available markets for mobile television, our ultimate goal is to enable our technology and products to be incorporated into any consumer-electronics device with a display.

Continue to cultivate the mobile television ecosystem and broaden consumer awareness. We have developed an ecosystem to facilitate and accelerate the adoption of our solutions globally by building extensive relationships with mobile device manufacturers, wireless network operators, distributors, retailers and, in some cases, broadcasters. We intend to continue to build and leverage our relationships with these market participants to help our customers better understand market trends and opportunities, penetrate new markets, and accelerate their time to market. Additionally, we intend to increase our marketing efforts and collaborate with our ecosystem partners to broaden consumer awareness of the recent enablement of free-to-air television on mobile devices.

Reinforce and extend our global presence. We intend to leverage the global availability of free-to-air broadcast television infrastructure and content to further penetrate markets such as Southeast Asia, the Middle East, Africa and Latin America and broaden our presence into markets where we have lower penetration today such as China, India, Russia/CIS and Europe.

Drive continuous innovation in our technology and product portfolio. We intend to continuously improve the end-user experience and performance of our mobile television products by developing new technologies including:

•	New generations of decoders with higher sensitivity, Doppler shift immunity and mobility performance;

•	RF designs in CMOS with improved performance and lower cost, size and power consumption;

•	Additional system-level multimedia functions such as video and audio decoders;

•	Proprietary algorithms to suppress noise and other errors in audio/visual signals;

•	New mobile antenna technologies; and

•	Support for additional digital broadcast television standards that we expect to have significant market adoption.

We intend to continue to leverage our technology base, intellectual property portfolio, market expertise, world-class manufacturing quality and supply chain to develop innovative system-level IC solutions that incorporate new signal and content processing features to enable new applications in new markets.

Reduce the size, lower the cost, and increase integration of our system-level solutions. We intend to reduce the size and cost of the overall system by transitioning to smaller geometry CMOS technologies, and by developing more advanced circuits, architectures and algorithms that consume less die area. Furthermore, we also seek to increase integration of our system-level solutions by incorporating additional components, functions and features to reduce overall size and cost of the mobile television system.

Apply our technical expertise to address new market opportunities in communications or computing. We intend to leverage our core technical expertise in system-level and RF mixed-signal design, communications signal processing and multimedia processing to develop complete, end-to-end system solutions to address additional communications or computing end markets.

Our Products and Technology

Our products are highly integrated system-on-a-chip, or SoC, semiconductor devices with embedded software that enable reception, processing and display of broadcast content on mobile multimedia devices. We began developing our first mobile analog television, or ATV, SoC in 2004 and began shipping this product in October 2006. In September 2008, we introduced our second generation ATV product which added SECAM and FM stereo radio support, while reducing the total cost. In January 2009, we also expanded our product line to include a hybrid product for portable computing platforms that is compatible with both analog and DVB-T digital broadcast television, and we intend to introduce a hybrid product for mobile handset platforms. Some of our future solutions may be system-in-a-package semiconductor devices.

Our highly integrated products are designed to deliver optimized picture quality in mobile environments with low power consumption. Our products utilize an innovative, patented architecture and advanced embedded algorithms to overcome a wide range of impediments to receiving free-to-air broadcast signals on mobile devices, including those caused by signal reflections, movement of the mobile device at high speeds, and variable signal strength.

Today, we have three families of Telegent television-on-a-chip products, comprising mobile analog TV, mobile hybrid TV and hybrid TV for computing platforms. Substantially all of our revenue has been derived from sales of our mobile analog TV products. The table below sets forth a comparison of some of the primary features and technical specifications of each product family:

	Telegent Mobile Analog TV	Telegent Mobile Hybrid TV*	Telegent Hybrid TV for Computing Platforms
Target Devices	• Mobile handsets • Personal navigation devices • Personal media players	• Mobile handsets • Personal navigation devices • Personal media players	• Notebooks • Netbooks • Personal computers
Integrated Functional Blocks	• RF tuner • Demodulator • ATV video and audio decoders • SureTrak™ signal processing algorithms and architecture • Video scaler • I/O interfaces	• RF tuner • Demodulator • ATV video and audio decoders • DTV video and audio decoders • SureTrak™ signal processing algorithms and architecture • Video scaler • I/O interfaces	• RF tuner • Demodulator • ATV video and audio decoders • DTV video and audio receiver • SureTrak™ signal processing algorithms and architecture • Video scaler • I/O interfaces
Broadcast Standards	• NTSC, PAL, and SECAM • FM stereo radio	• NTSC, PAL, SECAM and DVB-T • FM stereo radio	• NTSC, PAL, SECAM and DVB-T • FM stereo radio
Power Consumption	• < 300mW	• < 500mW	• < 500mW
Input Frequencies	• 48MHz to 858MHz, including VHF1, VHF2 and UHF	• 48MHz to 858MHz, including VHF1, VHF2 and UHF • Additional frequencies if called for by DTV standard	• 48MHz to 858MHz, including VHF1, VHF2 and UHF • Additional frequencies if called for by DTV standard
Performance	• Sensitivity better than -90dBm for NTSC & PAL	• Sensitivity better than -90dBm for NTSC & PAL • Passes DTV standards body requirements, such as NORDIG and MBRAI for DVB-T	• Sensitivity better than -90dBm for NTSC & PAL • Passes DTV standards body requirements, such as NORDIG and MBRAI for DVB-T
Software / Firmware	• Portable, ANSI C Applications Programming Interface (API) • High level control of all TV functions over standard interfaces	• Portable, ANSI C API • High level control of all TV functions over standard interfaces • Video decoding firmware • Firmware for embedded controls	• Portable, ANSI C API • Firmware for control of all TV functions • Drivers for popular PC operating systems, including Windows XP, Vista, Windows 7 and Linux

*	Not yet shipping

Telegent’s television-on-a-chip products are designed to be easily integrated into any mobile handset or other mobile device, communicating with other components via standard interfaces. Our products are independent of, and compatible with, a wide range of mobile handset baseband platforms, application processors and operating systems. Our products also consume minimal memory, processing and power resources, particularly compared to systems assembled from multiple individual ICs. All of our products are complete system-level solutions, including hardware, software, and reference designs, which is critical to rapid customer adoption. Furthermore, our hybrid television products for computing platforms provide all of the needed firmware and drivers to support multiple operating systems.

Our devices in production use a 130 nanometer CMOS fabrication process and are packaged in industry-standard plastic packages. We are currently developing our next generation products that may use other process technologies, or a mix of process technologies, including 65 nanometer CMOS processes.

We believe that future generations of our analog and hybrid products will further improve the consumer experience by:

•	continuing to enhance picture quality under severe reception conditions;

•	expanding the number of compatible digital standards;

•	lowering power consumption to increase viewing time; and

•	expanding the number of mobile devices on which mobile television is accessible.

Customers

We sell substantially all of our products through distributors and, in limited cases, directly to the end customer. Our distributors take the inventory, credit and currency risks and provide logistics support. Our products have been incorporated by more than 80 end customers in fiscal 2010. Since our inception, over 50 million of our products have been incorporated into mobile handsets and notebooks sold to consumers in Southeast Asia, Latin America, the Middle East and Africa, China and Russia/CIS.

For the fiscal years ended March 31, 2007 and 2008, two distributors accounted for 81% and 79% of our revenue, respectively. Specifically, Silone MagCard, Inc. and Silone International Limited, or collectively, Silone, represented 58% and 55% and Serial Microelectronics (HK) Limited, or Serial, represented 23% and 24% of our fiscal 2007 and fiscal 2008 revenue, respectively. For the fiscal year ended March 31, 2009 and for the six months ended September 30, 2009, three distributors accounted for 92% and 99% of our revenue, respectively. Specifically, Silone represented 56% and 53%, Serial represented 29% and 29% and EDOM Technology Co. Ltd. represented 8% and 16% of our revenue for fiscal 2009 and the first six months of fiscal 2010, respectively. Substantially all of our historical revenue has been derived from sales through distributors to end customers in China.

We do not have long-term agreements with distributors or end customers to purchase our products. We generally sell our products on the basis of standard purchase orders, which can be cancelled or deferred without incurring a penalty if the end customer gives notice within an agreed upon period as defined by the end customer’s terms and conditions.

Sales and Marketing

We maintain close relationships with the distributors of our products as well as the end customers. As part of our sales and marketing activities, we provide end customers with market intelligence, and assistance in their product design, testing and qualification.

Our business development group focuses on engagements with wireless network operators, television broadcasters, mobile device distributors, retail chains, regulatory agencies and mobile device manufacturers. We believe this facilitates the introduction of new products into existing markets, and also prepares new markets for the introduction of free-to-air broadcast mobile television-enabled devices. Our business development group assists in market development and expansion by, for example, bringing together our existing and potential end customers with wireless network operators, educating distributors and retail chains in key markets of interest as well as by conducting surveying, marketing, training and other promotional activities. We believe our focus on market development activities and relationships with the various wireless communications and broadcast television ecosystem participants represents a key differentiator from other participants in the mobile television space.

Our marketing group focuses on product strategy, product development, roadmap development, new product introduction processes, program management, customer demand assessment and creation and competitive analysis. The group also works to ensure that product development, customer acceptance, product launch and marketing activities are coordinated internally with our engineering, operations and sales groups, as well as externally with end customers. We occasionally provide advertising support to our end customers. Marketing activities are enhanced by a focused communications effort that targets press and high tech or industry analysts throughout the world, attendance at relevant industry tradeshows throughout the year and participation in industry panel sessions.

Our sales and marketing organization has offices in China, Hong Kong, Korea, Taiwan and the United States. We also have a European sales representative in Belgium.

We provide turn-key solutions and on-site system support through our field application engineer, or FAE, organization to enable existing and potential end customers to efficiently incorporate our products. Our network of FAEs and distributor-based FAEs are located near end customers in Shanghai, Beijing and Shenzhen, China; Taipei, Taiwan; and Seoul, Korea. We provide end customers with reference designs for complete systems integration including schematics, printed circuit board layout files and software to accelerate time to market and facilitate the design-in and application customization of our products in our end customers’ devices. By minimizing the monetary and resource investments end customers must make in the design process, we believe we provide a meaningfully simplified design cycle.

Research and Development

We have experienced hardware and software teams consisting of 114 engineers in Sunnyvale, California and 54 engineers in Shanghai, China, as of September 30, 2009. Approximately two-thirds of the research and development team hold advanced engineering degrees, including 28 Ph.D.s, as of September 30, 2009. Key areas of expertise include analog and RF circuit design, multimedia systems, communications systems, noise tolerant wireless SoC design, embedded firmware and software driver design, product design and applications. Our international research and development team allows us to benefit from leading RF, communications and IC expertise available around the world, emerging market agility, proximity to end customers and lower operating costs.

We expect to increase our research and development resources, with a particular emphasis on expansion in China. Expenditures on research and development were $10.2 million in fiscal 2007, $17.3 million in fiscal 2008 and $27.0 million in fiscal 2009.

Manufacturing

We develop proprietary designs and then utilize a third-party foundry and assembly and test companies to produce silicon wafers and ICs. The foundry uses standard RF mixed-signal and digital

CMOS production facilities. The use of these commercially available standard processes enables us to produce cost-effective products. We have proprietary rights to the particular design methodologies that allow our foundry partner to use standard processes to produce our high-performance products.

We currently have in production, or are developing, products using 130 nanometer and 65 nanometer process geometries for wafer production at Taiwan Semiconductor Manufacturing Corporation, or TSMC, in Taiwan. We assemble wafer-based devices and test packaged units at multiple locations, including STATS ChipPAC in Malaysia, ASE in Korea and UTAC in Thailand and Singapore. We store our inventory at, and distribute it from, our turnkey assembly and test vendors’ manufacturing sites.

We develop and control all product test and quality control programs used by our subcontractors. This includes semiconductor and system-level hardware fixtures and programs located on-site at our subcontractors, at our corporate offices, and at some of our sales and support facilities. We also develop and provide test and manufacturing quality control firmware and software for our subcontractors. We rely on extensive simulation studies, practical application testing and standardized testbeds to validate and verify our products. Our major suppliers are required to have a quality manufacturing system, certified ISO 9000 compliance levels and appropriate environmental control programs.

To maintain consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing electrical, parametric and manufacturing process data from the foundry and each assembly subcontractor. We also maintain software and hardware test development facilities at both our Sunnyvale, California and Shanghai, China research and development facilities. This enables us to support certain test processes on demand in order to reduce the time-to-market of our designs and improve product reliability.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain proprietary protection for our products, technology and know-how, to prevent others from infringing these proprietary rights and to operate without infringing the proprietary rights of others. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications related to our proprietary technology, inventions and improvements that are important to the development and conduct of our business. We also rely on trade secrets and know-how to develop and maintain our proprietary position.

As of October 31, 2009, we had ten issued patents, of which eight were issued in the United States, one in China and one in Europe, and 27 pending patent applications, 14 of which are in the United States, one of which was filed pursuant to the Patent Cooperation Treaty and 12 of which were filed in other countries. Our patents and pending patent applications relate to various circuit algorithms, architectures and methods that may be applied in or relate to receiving, decoding, enhancing and displaying video broadcasts. We focus our patent efforts in the United States, and, when justified by cost and/or strategic importance, we file corresponding patent applications in strategic jurisdictions in Asia and Europe. Our patent strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we may license will result in the issuance of any patents. Our issued patents and those that may issue in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development and testing of a potential product, it is possible that, before any of our products under development can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Backlog

Our product sales are made primarily using short-term cancellable purchase orders. The quantities actually purchased by the end customer, as well as the shipment schedules, are frequently revised to reflect changes in the end customer’s needs and in our supply of product. Accordingly, our backlog of open purchase orders at any given time is not a meaningful indicator of future sales. Changes in the amount of our backlog do not necessarily reflect a corresponding change in the level of actual or potential sales.

Employees

As of September 30, 2009, we had 261 employees, which included 168 employees in engineering, 46 in sales and marketing, 34 in administration, eight in business development and five in operations. Geographically, 150 of our employees are located in the United States, 99 are located in China and 12 are located in other parts of the world. None of our employees is represented by a labor union and we consider current employee relations to be good.

Facilities

We have facilities in China, the United States and other countries for our operations. Our largest office in China is located in a leased facility in Shanghai, consisting of approximately 20,500 square feet of office space under a lease that expires in September 2011. This facility accommodates engineering, marketing, finance and administration. Our primary U.S. office is located in a leased facility in Sunnyvale, California, consisting of approximately 58,200 square feet of office space under a lease that expires in July 2011. This facility accommodates our principal engineering, marketing, operations, finance and administrative activities. We also lease office space in Beijing, Hong Kong, San Francisco, Seoul, Shenzhen, Singapore and Taipei, which totals approximately 7,000 square feet. We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings and claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of October 31, 2009 were as follows:

Name	Age	Position
Weijie Yun(1)	45	Executive Chairman and Director
Samuel Sheng(1)	42	Chief Executive Officer and Director
Geoffrey Ribar	51	Chief Financial Officer
Donald Stark	46	Vice President, Engineering
Qing (Ken) Wang	42	Vice President, Worldwide Sales and General Manager, Telegent China
Stephen Zadig	59	Vice President, Operations
Feng Deng(2)	46	Director
Paul R. Gray(3)	66	Director
Eli Harari	64	Director
Reed E. Hundt(3)(4)	61	Director
Scott Sandell(1)(3)(5)	45	Director
A. Brooke Seawell(2)	61	Director
Lip-Bu Tan(1)(2)(4)(5)	49	Director
Giuseppe Zocco(4)	44	Director

(1)	Member of the executive committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)	Member of the nominating and corporate governance committee.
(5)	Co-lead independent director.

Weijie Yun has served as our Executive Chairman since September 2009 and has served as a member of our board of directors since he co-founded Telegent in April 2004. From April 2004 to September 2009, Dr. Yun served as our Chief Executive Officer. From 2002 to April 2004, Dr. Yun was responsible for marketing and product management at Berkana Wireless, Inc., a semiconductor company. From 1999 to 2001, Dr. Yun also held positions at BEI Technologies, Inc., an intelligent sensor manufacturing company, and SiTek, Inc., a semiconductor company, where he served as founding director and was responsible for business strategy and product development. Dr. Yun holds a B.S. in Physics and Electronics from Zhengzhou University in China, as well as an M.S. and Ph.D. in Electrical Engineering from the University of California, Berkeley.

Samuel Sheng has served as our Chief Executive Officer since September 2009 and has served as a member of our board of directors since he co-founded Telegent in April 2004. From April 2004 to September 2009, Dr. Sheng served as our Chief Technology Officer and Executive Chairman. From July 2000 to March 2004, Dr. Sheng served as Distinguished Engineer at LSI Logic, Inc., a semiconductor company. From September 1996 to July 2000, Dr. Sheng served as Principal Engineer at Datapath Systems, Inc., a mixed-signal semiconductor company. Dr. Sheng holds a B.A. in Applied Mathematics and a B.S., M.S. and Ph.D. in Electrical Engineering from the University of California, Berkeley.

Geoffrey Ribar has served as our Chief Financial Officer since May 2008. From January 2006 to May 2008, Mr. Ribar served as Senior Vice President and Chief Financial Officer at SiRF Technology Holdings, Inc., a semiconductor company. From July 2004 to January 2006, Mr. Ribar served as the Chief Financial Officer at Matrix Semiconductor, Inc., a semiconductor company. From January 1999 to October 2003, Mr. Ribar served as Chief Financial Officer of each of Asyst Technologies, Inc., a semiconductor capital equipment company, IBEAM Broadcasting Corp., a web streaming software company, and Packard Bell NEC Corporation. In 1998, Mr. Ribar served as Chief Financial Officer of NVIDIA Corporation, a semiconductor company. From 1982 to 1997, Mr. Ribar served in a variety of financial roles at Advanced Micro Devices, Inc., a semiconductor company. Mr. Ribar holds a B.S. in Chemistry and an M.B.A. from the University of Michigan.

Donald Stark has served as our Vice President, Engineering since December 2008. From 2007 to 2009, Dr. Stark was also a consulting professor in Electrical Engineering at Stanford University. From 2001 to 2007, Dr. Stark served as Vice President, Engineering at Aeluros, Inc., now part of NetLogic Microsystems, Inc., a fabless semiconductor company. From 1993 to 2001, Dr. Stark served in a variety of roles at Rambus, Inc., a semiconductor intellectual property company, including Vice President of the Memory, Architecture and Technology Division. Dr. Stark holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.S. and Ph.D. in Electrical Engineering from Stanford University.

Qing (Ken) Wang has served as our Vice President of Worldwide Sales since September 2009 and as General Manager, Telegent China since June 2005. From January 2004 to May 2005, Dr. Wang served as Director of Business Management at Harmonics Inc., a video delivery solutions company, where he was responsible for business development, sales, marketing and supply chain management. From July 2000 to December 2003, Dr. Wang held a variety of business development and product marketing positions at JDS Uniphase, Inc., an optical components company. From December 1995 to December 1997, Dr. Wang served as a researcher at Lucent Bell Laboratories, a telecommunications company. Dr. Wang holds a B.S. in Physics and Chemistry from Beijing University in China, an M.B.A. from the Wharton School of the University of Pennsylvania, and a Ph.D. in Chemical Physics from the University of California, Berkeley.

Stephen Zadig has served as our Vice President, Operations since March 2007. From 2001 to 2007, Mr. Zadig served as a consultant and served on a number of advisory boards. From November 1996 through April 2001, Mr. Zadig was the founding Vice President, Operations at Marvell Semiconductor, Inc., a mixed-signal semiconductor company. From May 1995 to November 1996, Mr. Zadig was Vice President, Operations at Paradigm Technology, Inc., an engineering and technical support company. Mr. Zadig was also the founding Vice President of Operations at C-Cube Microsystems, a video compression technology company.

Feng Deng has served as a member of our board of directors since June 2007. Mr. Deng co-founded Northern Light Venture Capital in 2005, a China focused venture capital fund. From 2004 to 2005, Mr. Deng served as Vice President of Corporate Strategy at Juniper Networks, Inc., a networking communications company. In 1997, Mr. Deng co-founded NetScreen Technologies, Inc., an internet security company, and served as its Vice President of Engineering, Chief Strategy Officer and a member of the board of directors. Prior to founding NetScreen, Mr. Deng worked at Intel Corporation, a semiconductor company. Mr. Deng served as the Chairman of the Tsinghua Executive Entrepreneur Club from 2005 to 2007, served on the board of directors of Hua Yuan Science and Technology Association from 2003 to 2009, and is currently a board member of the Tsinghua University Foundation North America, Inc. Mr. Deng holds an M.S. in Computer Engineering from the University of Southern California, an M.S. in Electronic Engineering from Tsinghua University, and an M.B.A. from the Wharton School of the University of Pennsylvania.

Paul R. Gray has served as a member of our board of directors since August 2004. Dr. Gray joined the University of California, Berkeley faculty in 1971, and is currently a Professor Emeritus. During his tenure with the University of California, Berkeley, Dr. Gray has held numerous administrative posts, including Executive Vice Chancellor and Provost, Director of the Electronics Research Laboratory, Vice Chairman of the EECS Department for Computer Resources, Dean of the

College of Engineering and Chairman of the Department of Electrical Engineering and Computer Sciences. Dr. Gray holds a B.S., M.S. and Ph.D. in Electrical Engineering from the University of Arizona, Tucson.

Eli Harari has served as a member of our board of directors since October 2009. Dr. Harari is the founder of SanDisk Corporation, a supplier of flash memory storage products, and has served as its Chief Executive Officer and as a director since June 1988. From 1973 to 1988, Dr. Harari held various technical and management positions at Waferscale Integration, Inc., Honeywell Inc., Intel Corporation and Hughes Microelectronics Ltd. Dr. Harari holds a B.S. from the University of Manchester and an M.A. and Ph.D. in Solid State Sciences from Princeton University.

Reed E. Hundt has served as a member of our board of directors since January 2005. As of 2009, Mr. Hundt is a principal of REH Advisors LLC, a business advisory firm, and a consultant to the law firm of Skadden, Arps, Slate, Meagher & Flom, LLP. From 1993 to 1997, Mr. Hundt served as Chairman of the Federal Communications Commission. Mr. Hundt currently serves on the boards of directors of Intel Corporation and Infinera Corporation. Mr. Hundt holds a B.A. in History from Yale College and a J.D. from Yale Law School.

Scott Sandell has served as a member of our board of directors since August 2004. Mr. Sandell joined New Enterprise Associates, a venture capital fund, in 1996, and became a General Partner in 2000. Mr. Sandell also serves on the boards of directors of Spreadtrum Communications and several private companies. Mr. Sandell holds a B.A. in Engineering Sciences from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business.

A. Brooke Seawell has served as a member of our board of directors since December 2007. Mr. Seawell has been a venture partner with New Enterprise Associates since January 2005. From February 2000 to December 2004, Mr. Seawell was a Partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell also serves on the boards of directors of NVIDIA Corporation, Informatica Corporation, Glu Mobile, Inc. and several privately-held companies. Mr. Seawell serves on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a B.A. in Economics from Stanford University and an M.B.A. in Finance from the Stanford Graduate School of Business.

Lip-Bu Tan has served as a member of our board of directors since August 2004. Mr. Tan is Founder and Chairman of Walden International, a venture capital firm. Mr. Tan concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., an electronic design automation software company, and has been a member of the Cadence board of directors since 2004. Mr. Tan also serves on the boards of directors of Cadence Design Systems, Flextronics International Ltd., Semiconductor Manufacturing International Corporation, SINA Corporation and several private companies. Mr. Tan holds a B.S. in Physics from Nanyang University in Singapore, an M.S. in Nuclear Engineering from Massachusetts Institute of Technology, and an M.B.A. from the University of San Francisco.

Giuseppe Zocco has served as a member of our board of directors since November 2005. Since 1996, Mr. Zocco has been a general partner of Index Ventures, a venture capital firm he co-founded. From 1991 to 1996, Mr. Zocco served as a consultant with McKinsey & Company, a consulting firm. Mr. Zocco serves on the boards of directors of several private companies, including Adconion Media Group, Imbera Electronics, Milestone Systems, RPX, Ozon.ru, and VirtualLogix, Inc. Mr. Zocco holds a B.A. in Business Administration from Bocconi University in Milan, an I.E.P. from London Business School and an M.B.A. from the Stanford Graduate School of Business.

Board Composition

Independent Directors

Our board of directors consists of ten members. Our board of directors has determined that all of our directors, other than Drs. Yun and Sheng, qualify as “independent” directors in accordance with the NASDAQ listing requirements. Drs. Yun and Sheng are not considered independent because they are employees of Telegent. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. In determining Mr. Tan’s independence, our board of directors specifically considered Mr. Tan’s position as President and Chief Executive Officer and a director of Cadence.

Classified Board

Effective upon the closing of this offering, our board of directors will consist of three classes, as follows:

•	Class I, which will consist of Dr. Yun and Messrs. Deng, Tan and Zocco, whose term will expire at our annual meeting of shareholders to be held in 2010;

•	Class II, which will consist of Dr. Gray and Messrs. Hundt and Sandell, whose term will expire at our annual meeting of shareholders to be held in 2011; and

•	Class III, which will consist of Drs. Sheng and Harari and Mr. Seawell, whose term will expire at our annual meeting of shareholders to be held in 2012.

At each annual meeting of shareholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Under Cayman Islands law, our directors may be removed for cause by a majority vote of our shareholders.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In limited circumstances, our shareholders have the right to seek damages if a duty owed by our directors is breached. See the section “Description of Share Capital—Differences in Corporate Law—Directors’ Fiduciary Duties” for more information on the duties of our directors.

Board Committees

Our board of directors has an audit committee, a compensation committee, a nominating and corporate governance committee and an executive committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Our audit committee currently consists of Messrs. Deng, Seawell and Tan, each of whom satisfies the independence requirements under the NASDAQ listing standards and each of Messrs. Deng and Seawell has been determined to be independent under Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Due to his relationship with Walden International and its affiliated funds, Mr. Tan does not meet the heightened independence requirements under Rule 10A-3 of the Exchange Act. We intend to rely upon the phase-in exemption pursuant to Rule 10A-3(b)(1)(iv)(2). The chair of our audit committee is Mr. Seawell, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the Securities and Exchange Commission, or SEC, regulations. In determining Mr. Seawell’s independence, our board of directors considered Mr. Seawell’s position as a venture partner of New Enterprise Associates, or NEA, including his lack of voting and dispositive power over any of our shares held by NEA. Each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ corporate governance requirements. In arriving at this determination, our board of directors has examined Messrs. Deng’s, Seawell’s and Tan’s scope of experience and the nature of their employment in the corporate finance sector. The functions of the audit committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing our annual and quarterly consolidated financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

•	reviewing and approving all related party transactions;

•

reviewing with counsel, our independent registered public accounting firm and management significant regulatory or other legal or accounting initiatives or matters that may have a material impact on our financial statements, compliance programs and policies, as well as matters concerning the scope, adequacy and effectiveness of our internal control over financial reporting; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls over financial reporting or auditing matters.

Compensation Committee

Our compensation committee consists of Dr. Gray and Messrs. Hundt and Sandell, each of whom our board of directors has determined to be independent under the NASDAQ listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Sandell. The functions of this committee include:

•

determining, reviewing, modifying and approving the compensation and other terms of employment of our executive officers and senior management and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	administering our stock option plans, stock purchase plans, compensation plans and similar programs, including the adoption, amendment and termination of such plans; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change of control protections and any other compensatory arrangements for our executive officers.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Hundt, Tan and Zocco, each of whom our board of directors has determined is independent under the NASDAQ listing standards. The chair of our nominating and corporate governance committee is Mr. Hundt. The functions of this committee include:

•	reviewing and assessing the performance of our board of directors, including its committees and individual directors;

•	identifying, reviewing, and evaluating candidates to serve on our board of directors, including nominations by shareholders of candidates for election to our board of directors;

•	reviewing, evaluating and considering the recommendation for nomination of incumbent directors for re-election to the board of directors, as well as monitoring the size of the board of directors; and

•	developing a set of corporate governance principles, and periodically reviewing and assessing such principles and their application.

Executive Committee

Our executive committee consists of Drs. Yun and Sheng and Messrs. Sandell and Tan. The executive committee has such powers as may be delegated to it by our board of directors from time to time and does not currently have a charter. The executive committee was formed in October 2009.

Code of Conduct

Our board of directors has adopted a Code of Conduct. The Code of Conduct applies to all of our employees, including our officers, and directors, as specifically provided, in connection with their activities for us. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Conduct will be posted on our web site at www.telegent.com. We intend to disclose future amendments to certain provisions of our Code of Conduct, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our web site identified above. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed three fiscal years, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

In May 2009, our board of directors approved cash compensation to be paid to our independent outside directors. Prior to that date, our non-employee directors had not received any cash compensation for their services as members of our board of directors or any committee of our board of directors. Commencing in May 2009, each of Dr. Gray and Messrs. Hundt and Seawell will receive compensation for their services as follows:

•	$3,000 for each regular or special meeting of our board of directors attended in person;

•	$1,000 for each regular or special meeting of our board of directors attended via teleconference; and

•	$5,000 for attendance in person at our annual full day strategic session of our board of directors.

Non-employee directors are also reimbursed for reasonable travel, lodging and other expenses incurred in connection with their attendance at board of directors or committee meetings.

In connection with the appointment to our board of directors, we have historically granted to each non-employee director (excluding those directors who have a voting interest in their venture capital funds’ shares) an option to purchase common shares. These initial option grants generally vest over a period of four years, with 1/4th of the shares subject to each option award vesting on the one-year anniversary of the vesting commencement date, and 1/48th of the shares on a monthly basis thereafter, subject in each case to the recipient’s continued service as a director. In addition, after serving on our board we have periodically granted such non-employee directors additional option awards. We do not currently have a formal policy regarding the size of initial awards or the timing or size of any additional awards.

In fiscal 2009, we granted options to purchase 100,000 common shares to each of Dr. Gray and Mr. Hundt, the size of which was based on our board’s business experience and judgment as to appropriately address the retention and compensation of these directors. Each of these stock option awards vests over a four year period, with 1/4th of the shares subject to each option award vesting on the one-year anniversary of the vesting commencement date, and 1/48th of the shares on a monthly basis thereafter, subject in each case to the recipient’s continued service as a director. In the event of a change of control of our company, 50% of the unvested portion of these options will immediately vest and become exercisable.

In October 2009, we granted each of our non-employee directors an option to purchase common shares at an exercise price of $7.95 per share, with each option to commence vesting on January 1, 2010, other than the initial option grant to Dr. Harari, which began vesting on October 14, 2009 and the option grant to Mr. Seawell, which will begin vesting on January 1, 2011. The following table sets forth the number of shares granted to each director and the vesting schedule for each such option:

Name	Number of Shares	Vesting %
		2010	2011	2012	2013
Feng Deng	140,000	25.0	25.0	25.0	25.0
Paul R. Gray	83,750	10.0	10.0	40.0	40.0
Eli Harari	140,000	29.2	25.0	25.0	20.8
Reed E. Hundt	71,250	12.5	12.5	27.5	47.5
Scott Sandell	140,000	25.0	25.0	25.0	25.0
A. Brooke Seawell	71,050	0.0	5.0	47.5	47.5
Lip-Bu Tan	140,000	25.0	25.0	25.0	25.0
Giuseppe Zocco	140,000	25.0	25.0	25.0	25.0

As a result of previous grants made to certain of our non-employee directors and taking into account the grants made above, each of our non-employee directors will have approximately an equal number of shares vesting between 2010 and 2013. The size of the option grants were based on our board’s business experience and judgment as to how to appropriately address the retention and compensation of these directors during our first full year period as a public company. In the event of a change of control of our company, the unvested portion of these options will immediately vest and become exercisable in full.

Our compensation committee will continue to review all aspects of director compensation following our initial public offering.

Director Compensation Table

The following table provides information regarding the compensation earned during the fiscal year ended March 31, 2009 by our non-employee directors:

Name	Option Awards ($)(1)(2)		Total ($)
Feng Deng	$446		$446
Paul R. Gray	25,509	(3)	25,509
Reed E. Hundt	18,867	(3)	18,867
Scott Sandell	—		—
A. Brooke Seawell	17,977		17,977
Lip-Bu Tan	—		—
Giuseppe Zocco	—		—

(1)	The dollar amounts represent the compensation expense recognized for the fiscal year ended March 31, 2009 for option awards granted in the fiscal year ended March 31, 2009 and in prior fiscal years. The amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 9 in the notes to our consolidated financial statements included in this prospectus.
(2)	The aggregate number of shares subject to outstanding option awards held by each of the directors listed in the table above as of March 31, 2009 was as follows: Dr. Gray, 100,000 shares, Mr. Hundt, 425,000 shares, and Mr. Seawell, 130,000 shares.
(3)	The grant date fair value of the option awards granted during the fiscal year ended March 31, 2009 for each of the following was as follows: Dr. Gray, $150,000 and Mr. Hundt, $150,000. 50% of any unvested shares subject to these options vest upon a change in control.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis provides information regarding the compensation paid to our Chief Executive Officer, our Executive Chairman, our Chief Financial Officer and our other three most highly compensated executive officers during fiscal 2009. We refer to these executive officers as our named executive officers. This Compensation Discussion and Analysis also discusses compensation actions taken during fiscal 2010 to the extent these actions provide a more complete picture of our overall executive compensation philosophy and are material to an understanding of our fiscal 2009 actions.

Our Compensation Philosophy

Our executive compensation program is shaped by the competitive market for executives in the semiconductor industry. We have designed an executive compensation program with the following primary objectives:

•	to attract and retain the best possible executive talent;

•	to tie annual cash incentives to the achievement of measurable corporate and individual performance objectives;

•	to align our executives’ incentives with shareholder value creation; and

•	to be fairly and equitably administered.

During fiscal year 2009 and in 2010 to date, our executive compensation program has focused primarily on attracting executive talent to manage and operate our business, to retain individuals whose employment is crucial to our success and growth and to reward individuals who help us achieve our business objectives.

Following this initial public offering, the compensation committee expects to:

•	refine and modify our compensation programs to further reflect the competitive market for executive talent and our changing business needs as a public company;

•	utilize individual and corporate performance goals to tie the compensation of our executive officers to our financial performance and creation of shareholder value;

•	utilize an annual or semi-annual equity-based award program to continue the long-term connection with shareholder value and executive compensation; and

•	ensure our executive compensation programs embody simplicity, clarity and flexibility of administration.

Role of the Compensation Committee

Our board of directors has delegated responsibility for developing our compensation philosophy and for designing and administering our executive compensation programs to the compensation committee. The compensation committee currently recommends to the full board of directors individual compensation, equity awards and employment terms for each of our executive officers, including our Chief Executive Officer and Executive Chairman. Upon the completion of this initial public offering, the compensation committee will also review and approve equity awards to other employees.

Role of the Chief Executive Officer and Executive Chairman

On an annual basis, Dr. Yun, our Executive Chairman, and Dr. Sheng, our Chief Executive Officer, evaluate the performance of each other executive officer and recommend preliminary bonus and equity awards for each such officer. The compensation committee considers these evaluations and recommendations in determining the final bonus and equity awards for these officers. Dr. Yun and Dr. Sheng do not participate in the determination of their own or each other’s compensation. Following this initial public offering, the compensation committee intends to continue to seek the input of Dr. Yun and Dr. Sheng in evaluating the performance of our executive officers.

Compensation Components

Overview

Our executive compensation program consists of three principal components:

•	base salary;

•	an annual cash incentive program; and

•	equity incentive compensation.

We also provide our executive officers with other benefits, including severance, change-of-control benefits and the ability to participate in employee benefit plans on the same terms as all other eligible employees.

The cash component of our executive compensation program is designed to serve two primary purposes. Base salaries are intended to provide financial stability, predictability and security of compensation for our executive officers for fulfilling their core job responsibilities. Our cash incentive program is intended to incentivize our executive officers in the achievement of pre-determined corporate and individual objectives.

Equity-based compensation is intended to incentivize and retain executive officers through the use of time-based vesting while tying our long-term financial performance and shareholder value creation to the executive officer’s financial gain.

To date, all equity awards to executive officers, other than initial sales of founder shares to Dr. Yun and Dr. Sheng, have been in the form of stock options granted at fair market value with time-based vesting. All of our executive officers receive equity awards when they are hired. The level of equity incentives are reviewed periodically and additional option grants are made from time to time. In the future, we expect the compensation committee to review base salary, annual cash incentives and equity levels on an annual basis.

For fiscal 2009, our board of directors conducted a review of our executive compensation, as well as the mix of components used to compensate our executive officers. Our board of directors relied on its collective judgment, feedback from Dr. Yun and Dr. Sheng, business experience and its assessment of each executive officer’s overall contribution to the business in determining the size and mix of compensation for each executive rather than adopting a formulaic or benchmark-based approach to compensation.

Base Salary

The board of directors considered several factors in determining base salaries, including each executive officer’s position, functional role, responsibilities and seniority, the relative ease or difficulty of replacing such executive officer with a well-qualified person and overall job performance. In the future, the compensation committee intends to review the base salaries of our executive officers on an annual basis and adjustments will be made to reflect performance-based factors as well as competitive conditions.

Fiscal 2009

No adjustments were made to the base salaries of our executive officers for fiscal 2009, as Drs. Yun and Sheng determined, and our board of directors concurred, that the base salaries in effect were sufficient to achieve our compensation objectives.

Mr. Ribar joined us as our Chief Financial Officer in May 2008 and Dr. Stark joined us as our Vice President, Engineering in December 2008. In establishing each executive’s annual base salary of $200,000, Drs. Yun and Sheng considered the functional role and responsibility of the executive’s position, the importance of such position within the organization, the relative ease or difficulty of indentifying and hiring a well-qualified candidate to assume the individual’s role.

Fiscal 2010

No adjustments have been made to the base salaries of our executive officers for fiscal 2010 to date. Drs. Yun and Sheng determined, and our board of directors concurred, that the base salaries in effect were sufficient to achieve our compensation objectives for fiscal 2010 to date. The compensation committee expects to evaluate base salaries as it deems appropriate for the remainder of fiscal 2010.

Cash Incentive Plan

We believe it is important to provide our executive officers with annual cash incentive payments to reward performance and the achievement of various pre-determined objectives. For fiscal 2009 and fiscal 2010, we established annual cash incentive plans for certain of our executive officers and other key employees and we anticipate that we will establish similar cash incentive plans in the future. Certain executive officers, including, but not limited to, our Chief Executive Officer and Executive Chairman, have not historically participated in such plans.

Fiscal 2009

Geoffrey Ribar, Donald Stark and Stephen Zadig

We established a cash incentive program for certain executive officers for fiscal 2009 that required the achievement of individual objectives by these officers. The corporate/individual objectives under the fiscal 2009 plan included, in general:

•	Matters related to organizational and infrastructure requirements for Sarbanes-Oxley compliance and preparation for our initial public offering (for Mr. Ribar);

•	Integration into the company and assessment of the Engineering department (for Dr. Stark); and

•	Product manufacturing and shipment targets (for Mr. Zadig).

Target cash incentive payments were established to be between 25% and 45% of each respective executive officer’s base salary. The specific cash incentive payment was based on our board of directors’ assessment of the complexity, time commitment and difficulty in achieving the objectives for each executive officer, with input from Dr. Yun and Dr. Sheng. Information regarding the cash incentive payments to our named executive officers for fiscal 2009 is set forth below:

Named Executive Officer	Target Cash Incentive Payment($)	Percentage of Base Salary(%)(1)	Actual Achievement (%)(1)
Geoffrey Ribar	$90,000	45%	89%
Donald Stark	50,000	25	40	(2)
Stephen Zadig	50,000	25	100

(1)	Actual cash paid to such named executive officers is set forth in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”
(2)	The target cash incentive payment for each executive officer was established assuming a full year of service for comparability purposes. Dr. Stark joined us in December 2008 and, as such, the compensation committee determined to prorate any cash incentive payment that could be earned by Dr. Stark.

Weijie Yun and Samuel Sheng

Dr. Yun and Dr. Sheng did not participate in the cash incentive program described above. In fiscal 2009, the compensation committee recommended, and our board of directors approved, discretionary cash bonuses of $200,000 to each of Dr. Yun and Dr. Sheng. These cash bonuses were awarded in order to recognize the extraordinary efforts of Dr. Yun and Dr. Sheng that resulted in revenue and profitability metrics that exceeded expectations for fiscal 2009.

Ken Wang

Dr. Wang did not participate in the cash incentive program described above. In fiscal 2009, management established specific individual goals for Dr. Wang, including sales targets and other objectives related to developing the infrastructure of our China operations. Dr. Wang’s cash incentive payment for the first half of fiscal 2009 was $59,897, or 53% of his base salary for the period, and his cash incentive payment for the second half of fiscal 2009 was $161,349, or 142% of his base salary for the period. For the first half of fiscal 2009, two-thirds of Dr. Wang’s bonus was based on the achievement of financial objectives and one-third of his bonus was based on the achievement of personal objectives, including sales targets and other objectives. For the second half of fiscal 2009, Dr. Wang’s bonus was based on the achievement of financial objectives and personal objectives and a discretionary component awarded by our board of directors in order to recognize his extraordinary efforts.

Fiscal 2010

Geoffrey Ribar, Donald Stark, Ken Wang and Stephen Zadig

In March 2009, the compensation committee approved an annual cash incentive plan, the Fiscal 2010 Plan, for certain of our executive officers.

The compensation committee established both financial and corporate/individual objectives under the Fiscal 2010 Plan. The financial and corporate/individual objectives are equally weighted at 50% for Mr. Ribar, Dr. Stark and Mr. Zadig and weighted at 80% for individual objectives and 20% for corporate objectives for Dr. Wang. The financial objectives are the same for all participants and are based on specified revenue and operating profit targets approved by our board of directors. A minimum attainment of both the revenue target and operating profit target is required in order for the participants in the Fiscal 2010 Plan to receive any portion of their target payment that is based on the achievement of the financial objectives. Each participant is eligible to receive at least 20% of the portion of their target payment that is based on financial objectives if our actual results are at least 70% of both the revenue target and operating profit target. Each participant is eligible to receive a maximum of 150% of the portion of their target payment that is based on financial objectives if our actual results exceed 150% of both the revenue target and operating profit target. For financial results between 70% and 150% achievement of these targets, the percentage of target payment increases proportionally between 20% and 150%.

The corporate/individual objectives under the Fiscal 2010 plan include:

•	Implementation of financial, information technology and human resources systems and completion of our initial public offering (for Mr. Ribar);

•	Product development processes and product delivery metrics (for Dr. Stark);

•	Sales targets and other objectives related to our China operations (for Dr. Wang); and

•	Cost reductions and maintenance of tier-1 customer standards for defects (for Mr. Zadig).

The compensation committee established target cash incentive payments between 30% and 53% of each respective executive officer’s base salary. The specific target cash payment is based on an individual’s anticipated contribution to our performance, the anticipated time commitment of the objectives for the executive officer and the difficulty in achievement of the objectives. Information regarding the Fiscal 2010 Plan for our named executive officers is set forth below:

Named Executive Officer	Target Cash Incentive Payment($)	Percentage of Base Salary(%)
Geoffrey Ribar	$90,000	45%
Donald Stark	60,000	30
Ken Wang	120,000	53
Stephen Zadig	60,000	30

Weijie Yun and Samuel Sheng

Dr. Yun and Dr. Sheng are not eligible to participate in the Fiscal 2010 Plan. The compensation committee intends to evaluate Dr. Yun’s and Dr. Sheng’s performance and achievements for fiscal 2010 and retains the ability to grant discretionary cash awards to Dr. Yun and Dr. Sheng.

Equity-Based Compensation

Historically, equity-based compensation has been our primary long-term incentive compensation component. We believe that equity based compensation has and will continue to be a significant part of our executive officers’ total compensation packages. We believe both time-based vesting and shared financial success are long-term incentives that motivate executive officers to grow revenue and earnings, enhance shareholder value and align the interests of our shareholders and executives over the long-term. We believe that long-term performance is achieved through an ownership culture that encourages continuing performance by our executive officers through grants of equity awards. The vesting feature of our equity grants contributes to executive officer retention as this feature provides an incentive to our executive officers to remain in our employ during the vesting period. To date, stock options have been the only type of equity award granted to our executive officers.

Generally, upon commencement of employment, executives are awarded initial stock option grants carrying a service-based vesting condition, with 1/4th of the shares generally vesting one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months. Historically, our practice has been to review equity awards to existing employees, including our executive officers, after two years of service and then annually thereafter and to make additional awards if appropriate. Generally, 50% of these grants vest 24 months from the vesting commencement date and then in equal monthly installments over the following 24 months.

All equity awards to our executive officers are pursuant to our 2004 Share Plan. Following the closing of this initial public offering, we will grant our executive officers and other employees equity awards pursuant to our newly-adopted 2010 Equity Incentive Plan described in further detail under the section “Management—Equity Benefit Plans—2010 Equity Incentive Plan.”

Fiscal 2009

In fiscal 2009, certain named executive officers were awarded stock options under our 2004 Share Plan based on our compensation committee’s periodic review or pursuant to the commencement of employment. The following table presents the stock options granted in fiscal 2009 to our named executive officers:

Named Executive Officer	Date of Award	Number of Shares	Basis for award
Geoffrey Ribar	May 2008	725,000	New hire award
Donald Stark	January 2009	500,000	New hire award
Ken Wang	July and November 2008	130,000(1)	Periodic review
Stephen Zadig	November 2008	75,000	Periodic review

(1)	Represents two stock option awards, exercisable for 100,000 shares and 30,000 shares.

In determining the size of the new hire equity awards to Mr. Ribar and Dr. Stark, our board of directors considered the functional role and responsibility of the executive’s position, the importance of such position within the organization, the relative ease or difficulty of identifying and hiring a well-qualified candidate to assume the individual’s role and the committee’s historical grant practices. In determining the size of the equity awards for Dr. Wang’s and Mr. Zadig’s, our board of directors considered the amount of equity previously awarded to the executive officer and the vesting status of such awards, the executive officer’s position, seniority, job performance and overall level of responsibility. For further information as to the equity awards, see the section “Management—Grants of Plan-Based Awards Table.”

Fiscal 2010

In fiscal 2010, certain of our named executive officers were awarded stock options under our 2004 Share Plan based on our compensation committee’s periodic review. The following table presents the stock options granted in fiscal 2010 to our named executive officers:

Named Executive Officer	Date of Award	Number of Shares	Basis for award
Samuel Sheng	May 2009	150,000	Periodic review
	October 2009	600,000	Periodic review
Weijie Yun	May 2009	150,000	Periodic review
	October 2009	600,000	Periodic review
Geoffrey Ribar	October 2009	120,000	Periodic review
Donald Stark	October 2009	120,000	Periodic review
Ken Wang	July 2009	800,000	Periodic review

The compensation committee granted the May and July 2009 awards in recognition of the named executive officers’ efforts during the previous year after considering the extraordinary growth and development of our business. The compensation committee granted the October 2009 awards in recognition of the named executive officers’ efforts during fiscal 2010 to date. The above awards are subject to acceleration upon a change of control of our company or constructive termination of such employee, the terms of which are described below under the section “Management—Potential Payments Upon Termination or Change of Control.”

Other Compensatory Benefits

We believe it is appropriate and necessary for recruitment and retention to provide our executive officers with other forms of compensatory benefits, including the following:

Severance and Change of Control Benefits. Certain of our named executive officers are entitled to severance and change of control benefits pursuant to their employment agreements and offer letters.

We believe these severance and change of control benefits are an essential element of our executive compensation package that enables us to recruit and retain talented executives, the terms of which are described below under the section “Management—Potential Payments Upon Termination or Change of Control.”

Benefits and Other Compensation. We maintain broad-based benefits that are provided to all eligible employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans, our life and accidental death and dismemberment insurance policies and long-term and short-term disability plans. Executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. We do not provide any retirement benefits separate from the 401(k).

Perquisites. Generally, we do not provide any perquisites or other personal benefits to our executive officers, other than Dr. Wang. In fiscal 2009 and fiscal 2010, Dr. Wang was provided housing expenses, a car allowance and reimbursement for the educational expenses of his minor children. The value of these perquisites for fiscal 2009 are included in the “Summary Compensation Table” below. We provided Dr. Wang with these benefits in light of our view of the competitive market in China for executive officers such as Dr. Wang.

Compensation Consultant

During fiscal 2009, our board of directors did not retain the services of a compensation consultant. In the third quarter of fiscal 2010, our compensation committee retained the services of Compensia, Inc., an executive compensation consultant, to assist the compensation committee in refining our executive compensation program to ensure that it is competitive and comparable in both size and mix of compensation going forward. Compensia does not provide any other services to Telegent.

Accounting and Tax Considerations

Section 162(m). Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and three other highest paid officers (excluding the Chief Financial Officer) in office at fiscal year end. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

We adopted the new authoritative accounting guidance for share-based compensation on April 1, 2006. This accounting guidance establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. The compensation committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program and to record this expense on an ongoing basis.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes information regarding the compensation earned by our Chief Executive Officer, our Executive Chairman, our Chief Financial Officer and our other three most highly compensated executive officers during fiscal year 2009. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Samuel Sheng Chief Executive Officer	2009	$179,307	$200,000	$129,952	$—	$—		$509,259

Weijie Yun(3) Executive Chairman	2009	179,307	200,000	129,952	—	—		509,259

Geoffrey Ribar Chief Financial Officer	2009	174,230	—	128,096	80,000	—		382,326

Donald Stark(4) Vice President, Engineering	2009	59,230	—	48,306	20,000	—		127,536

Ken Wang Vice President, Worldwide Sales and General Manager, Telegent China	2009	225,954	—	58,034	221,246	62,799	(5)	568,033

Stephen Zadig Vice President, Operations	2009	195,759	—	68,575	50,000	—		314,334

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for the referenced fiscal year. Assumptions used in the calculation of these amounts are included in Note 9 in the notes to our consolidated financial statements included in this prospectus. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common shares is greater than the exercise price of such stock options.
(2)	The amounts recognized for financial statement reporting purposes include compensation expense from awards granted both in and prior to fiscal 2009. The following chart provides additional information regarding the amounts we recognized in fiscal 2009:

Name	Expense Related to Stock Options Granted in Fiscal 2009 ($)	Expense Related to Stock Options Granted prior to Fiscal 2009 ($)
Samuel Sheng	$—	$129,952
Weijie Yun	—	129,952
Geoffrey Ribar	128,096	—
Donald Stark	48,036	—
Ken Wang	18,716	39,318
Stephen Zadig	8,852	59,723

(3)	Dr. Yun served as our Chief Executive Officer from April 2004 to September 2009.
(4)	Dr. Stark joined as our Vice President, Engineering in December 2008.
(5)	Consists of: $28,414 for housing assistance and $34,385 for educational expenses for Dr. Wang’s children.

Grant of Plan-Based Awards Table

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal 2009. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the “Summary Compensation Table” above by providing additional details about the awards.

Each of the option grants to purchase our common shares set forth in the following table was made under our 2004 Share Plan. The exercise price of options granted under the 2004 Share Plan is equal to the fair market value of such stock option on the date of grant as determined by our board of directors. Acceptable consideration for the purchase of common shares issued upon the exercise of a stock option under the 2004 Share Plan will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common shares previously owned by the optionee, (d) a promissory note (subject to the requirements of applicable law), (e) cancellation of indebtedness and (f) any combination of the foregoing methods of payment.

During fiscal 2009, none of our named executive officers were awarded or held any performance-based equity incentive awards.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Target ($)
Samuel Sheng	—	$—	—	$—	$—
Weijie Yun	—	—	—	—	—
Geoffrey Ribar	5/22/08	—	725,000	1.50	582,615
	N/A	80,000	—	—	—
Donald Stark	1/29/09	—	500,000	2.25	582,870
	N/A	20,000	—	—	—
Ken Wang	7/23/08	—	30,000	2.25	36,429
	11/13/08	—	100,000	2.70	134,924
	N/A	221,246	—	—	—
Stephen Zadig	11/13/08	—	75,000	2.70	101,193
	N/A	50,000	—	—	—

(1)	Represents the grant date fair value of such stock option as determined in accordance with authoritative accounting guidance. These amounts have been calculated using the Black-Scholes model and the assumptions outlined in Note 9 in the notes to our consolidated financial statements included in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our named executive officers as of March 31, 2009.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)

Samuel Sheng	100,000		100,000	(3)	$0.4290	3/22/2012	—		—
	200,000	(4)	—		1.375	3/10/2013	—		—
Weijie Yun	100,000		100,000	(3)	0.4290	3/22/2012	—		—
	200,000	(4)	—		1.375	3/10/2013	—		—
Geoffrey Ribar	—		725,000	(5)	1.50	5/22/2018	—		—
Donald Stark	—		500,000	(6)	2.25	1/29/2019	—		—
Ken Wang	51,042		21,875	(7)	0.055	7/28/2015	—		—
	36,459		125,000	(8)	0.39	3/22/2017	—		—
	33,333		66,667	(9)	1.00	11/15/2017	—		—
	5,000		25,000	(3)	2.25	7/23/2018	—		—
	—		100,000	(10)	2.70	11/13/2018	—		—
Stephen Zadig	4,375		6,875	(11)	0.30	3/15/2016	285,000	(13)
	—		75,000	(12)	2.70	11/13/2018	—		—

(1)	Vesting of each stock option is contingent upon the executive officer’s continued service.
(2)	The value of the shares that have not vested as of March 31, 2009 is calculated assuming a per share price of $ , which is the mid-point of the range reflected on the cover page of this prospectus.
(3)	The shares subject to the stock option vest over a four year period, with 1/48th of the shares subject to the stock option vesting on a monthly basis.
(4)	The shares subject to the stock option vested over a one year period commencing on March 11, 2008, with 1/12th of the shares subject to the stock option vesting on a monthly basis.
(5)

The shares subject to the stock option vest over a four year period, with 1/4th of the shares subject to the stock option vested on May 15, 2009, and the remainder vesting in 36 equal monthly installments thereafter.

(6)

The shares subject to the stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on December 1, 2009, and the remainder vesting in 36 equal monthly installments thereafter.

(7)

The shares subject to the stock option vest over a four year period, with 1/4th of the shares subject to the stock option vested on June 20, 2006, and the remainder vesting in 36 equal monthly installments thereafter.

(8)	The shares subject to the stock option vest over a four year period, with 1/4th of the shares subject to the stock option vested on March 22, 2008, and the remainder vesting in 36 equal monthly installments thereafter.
(9)

The shares subject to the stock option vest over a four year period, with 1/4th of the shares subject to the stock option vested on November 15, 2008, and the remainder vesting in 36 equal monthly installments thereafter.

(10)	The shares subject to the stock option vest over a two year period commencing January 1, 2011, with 1/24th of the shares subject to the stock option vesting on a monthly basis.
(11)

The shares subject to the stock option vest over a four year period, with 1/4th of the shares subject to the stock option vested on February 1, 2007, and the remainder vesting in 36 equal monthly installments thereafter.

(12)	The shares subject to the stock option vest over a two year period commencing March 22, 2011, with 1/24th of the shares subject to the stock option vesting on a monthly basis.
(13)	Represents 285,000 unvested common shares acquired pursuant to the early exercise of a stock option to purchase 570,000 common shares that are subject to our right of repurchase in the event that Mr. Zadig’s employment with us terminates prior to the shares being fully vested, which lapsed as to 1/4th of the exercised shares on March 22, 2008, and as to 1/48th of the exercised shares on a monthly basis thereafter. As of March 31, 2009, 285,000 of the shares were vested and the remaining 285,000 shares will vest monthly thereafter over the remainder of the vesting period. See “Options Exercised and Stock Vested Table” below for further information regarding the shares that vested in fiscal 2009.

Stock Option Exercises and Stock Vested

The following table shows information regarding option exercises and vesting of stock awards held by our named executive officers during fiscal 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Samuel Sheng	—	$—	—	—
Weijie Yun	—	—	—	—
Geoffrey Ribar	—	—	—	—
Donald Stark	—	—	—	—
Ken Wang	125,083		—	—
	88,541		—	—
Stephen Zadig	18,750		142,500

(1)	The aggregate dollar value realized upon exercise of an option represents the difference between the aggregate market price of our common shares underlying that option on the date of exercise, which we have assumed to be $ , the mid-point of the price range set forth on the cover page of this prospectus, and the aggregate exercise price of the option.
(2)	Represents shares acquired pursuant to the early exercise of an unvested stock option that vested during fiscal 2009.
(3)	The value realized upon vesting was calculated by multiplying the number of common shares that vested during fiscal 2009 by the aggregate market price of our common shares, which we have assumed to be $ , the mid-point of the price range set forth on the cover page of this prospectus.

Pension Benefits

We do not provide any benefits under any pension or retirement plan.

Nonqualified Deferred Compensation

We do not provide any nonqualified deferred compensation benefits.

Employment Agreements

We are party to the following employment agreements and offer letters with our named executive officers. Each of our executive officers are at-will employees who may be terminated at any time by us.

Samuel Sheng. In May 2004, we entered into an employment agreement with Dr. Sheng, our Chief Executive Officer, which was amended in December 2008. Dr. Sheng’s employment agreement entitles him to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The employment agreement also provides Dr. Sheng with certain severance benefits. See the section “Management—Potential Payments Upon Termination or Change of Control” below.

Weijie Yun. In May 2004, we entered into an employment agreement with Dr. Yun, our Executive Chairman, which was amended in December 2008. Dr. Yun’s employment agreement entitles him to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The employment agreement also provides Dr. Yun with certain severance benefits. See the section “Management—Potential Payments Upon Termination or Change of Control” below.

Geoffrey Ribar. In March 2008, we entered into an offer letter with Mr. Ribar, our Chief Financial Officer, which was amended in December 2008. Mr. Ribar’s offer letter provides that he will receive an annual base salary of $200,000 and would be eligible to earn a performance bonus of up to $90,000 in fiscal 2009. The offer letter also provides for a stock option to purchase 725,000 common shares pursuant to our 2004 Share Plan, vesting over a four year period, with 1/4th of the shares subject to the stock option vesting on the one year anniversary of the grant date, and the remainder vesting in 36 equal monthly installments thereafter. Mr. Ribar’s offer letter also entitles him to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The offer letter also provides Mr. Ribar with certain severance benefits. See “Management—Potential Payments Upon Termination or Change of Control” below.

Ken Wang. In May 2005, we entered into an offer letter with Dr. Wang, our Vice President of Worldwide Sales and General Manager of Telegent China. Dr. Wang’s offer letter provides that he will receive an annual base salary of $150,000 and a $10,000 signing bonus. The offer letter also provides for a stock option to purchase 350,000 common shares pursuant to our 2004 Share Plan, vesting over a four year period, with 1/4th of the shares subject to the stock option vesting on the one year anniversary of the grant date, and the remainder vesting in 36 equal monthly installments thereafter. Dr. Wang’s offer letter also entitles him to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

Stephen Zadig. In March 2007, we entered into an offer letter with Mr. Zadig, our Vice President of Operations, which was amended in March 2009. Mr. Zadig’s offer letter provides that he will receive an annual base salary of $200,000 and be eligible to earn a performance bonus for calendar year 2007 of up to $50,000. The offer letter also provides for a stock option to purchase 570,000 common shares under our 2004 Share Plan, vesting over a four year period, with 1/4th of the shares subject to the stock option vesting on the one year anniversary of the grant date, and the remainder vesting in 36 equal monthly installments thereafter. The stock option also contains an early exercise clause with a repurchase right in favor of the Company lapsing as shares vest over the four year schedule. Mr. Zadig’s offer letter also entitles him to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The offer letter provides Mr. Zadig with certain severance benefits. See “Management—Potential Payments Upon Termination or Change of Control” below.

Donald Stark. In November 2008, we entered into an offer letter with Dr. Stark, our Vice President of Engineering, which was amended in December 2008. Dr. Stark’s offer letter provides that he will receive an annual base salary of $200,000 and be eligible to earn a performance bonus of up to $50,000 for calendar year 2009. The offer letter also provides for a stock option to purchase 500,000 common shares under our 2004 Share Plan, vesting over a four year period, with 1/4th of the shares subject to the stock option vesting on the one year anniversary of the grant date, and the remainder vesting in 36 equal monthly installments thereafter. Dr. Stark’s offer letter also entitles him to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The offer letter provides Dr. Stark with certain severance benefits. See “Management—Potential Payments Upon Termination or Change of Control” below.

Potential Payments Upon Termination or Change of Control

Severance Benefits. Our employment agreements with Drs. Sheng and Yun provide that if we terminate such executive officer’s employment without cause or such executive officer resigns as a result of an involuntary resignation, the executive officer is entitled to receive a lump sum payment equal to six months of base salary; a pro rated portion of his target annual bonus, if any; six months vesting acceleration of any unvested stock option or restricted share award; and six months of continued health insurance coverage for him and any dependents who are covered by our health insurance. The preceding benefits are contingent upon such executive officer’s execution of an acceptable separation agreement, including a general release of claims in favor of us, within 60 days of the termination of employment. For purposes of these executive officers’ employment agreements, “cause” shall include:

•

gross negligence or willful misconduct in the performance of such executive officer’s duties where such gross negligence or willful misconduct has resulted or is likely to result in substantial material damage to us or our subsidiaries;

•	repeated unexplained or unjustified absences;

•	a material and willful violation of any federal or state law or any agreement with us regarding the confidentiality and ownership of our proprietary information and inventions;

•	commission of any act of fraud with respect to us; and

•	conviction of a felony or a crime involving moral turpitude causing material harm to our standing and reputation.

For purposes of these executive officers’ employment agreements, any such executive officer will be deemed to have involuntarily resigned if such executive officer resigns within 60 days, and upon 30 days prior written notice to us and an opportunity to cure, of the following events:

•	a reduction of such executive officer’s then current total compensation by more than 10%, or

•	such executive officer’s refusal to relocate to a location more than 30 miles from our current location.

Change of Control Benefits. Our employment agreements with Drs. Sheng and Yun provide that if we terminate such executive officer’s employment without cause or such executive officer resigns as a result of an involuntary resignation upon or within 12 months following a change of control, the executive officer is entitled to receive a lump sum payment equal to 12 months base salary plus such executive’s target annual bonus, if any; 12 months vesting acceleration of any unvested stock option or restricted share award; and 12 months of continued health insurance coverage for him or any dependents who are covered by our health insurance. The preceding benefits are contingent upon such executive officer’s execution of an acceptable separation agreement including a general release of claims in favor of us, within 60 days of the termination of employment. The term “change of control” has the meaning set forth in the relevant agreements.

The following table presents potential payments to and benefits to be received by Drs. Sheng and Yun upon their respective terminations without cause or as a result of an involuntary resignation, both in connection with a change of control and not in connection with a change of control, as if such termination or resignation occurred as of March 31, 2009:

	Termination in Connection with a Change of Control			Involuntary Resignation or Termination Without Cause
Name	Salary (1)	Equity Acceleration (2)	Benefits (3)	Salary (4)	Equity Acceleration (2)	Benefits (5)
Weijie Yun	$180,000	$	$5,080	$90,000	$	$2,540
Samuel Sheng	180,000		12,340	90,000		6,170

(1)	Represents 12 months salary.
(2)	Calculated assuming a per share price of $ , which is the mid-point of the range reflected on the cover page of this prospectus, multiplied by the number of shares accelerated, minus the aggregate exercise price.
(3)	Represents 12 months of COBRA health benefits for employee and his dependents at the benefit rate for fiscal year 2009.
(4)	Represents six months salary.
(5)	Represents six months of COBRA health benefits for employee and his dependents at the benefit rate for fiscal year 2009.

Change of Control Benefits. Our offer letter with Mr. Ribar provides that if we terminate his employment without cause or he resigns as a result of a constructive termination within 12 months following a change of control, he is entitled to continuation of his base salary for six months in installments over a six-month period and vesting acceleration of 50% of any unvested stock option or restricted share award. The preceding benefits are contingent upon Mr. Ribar’s execution of a general release of claims in favor of us within 50 days of the termination of employment. The term “change of control” has the meaning set forth in the relevant offer letter. For purposes of Mr. Ribar’s offer letter, Mr. Ribar will be deemed to have been constructively terminated if he resigns within 60 days of the following events, provided such event continues for more than 30 days after he provides us with written notice of the event:

•

a material reduction or change in his title, job duties, responsibilities and requirements inconsistent with his position and prior duties, responsibilities and requirements, taking into account the differences in job title and duties that are normally occasioned by reason of an acquisition of one company by another;

•

a material reduction of his base compensation (10% or greater), except an equal, across-the-board reduction in the compensation of all similarly-situated employees of the company or the surviving entity that is approved by our board of directors; and

•	a requirement that he reports for work in person on a regular and daily basis at a facility or location more than 50 miles from our current location.

The following table presents potential payments to and benefits to be received by Mr. Ribar upon his termination without cause or resignation as a result of a constructive termination, both within 12 months following a change of control, as if such termination occurred as of March 31, 2009:

Name	Salary (1)	Equity Acceleration (2)
Geoffrey Ribar	$100,000	$

(1)	Represents six months salary.
(2)	Calculated assuming a per share price of $ , which is the mid-point of the range reflected on the cover page of this prospectus, multiplied by the number of shares accelerated, minus the aggregate exercise price.

Change of Control Benefits. Our offer letter with Mr. Zadig provides that if we terminate his employment without cause within 12 months following a change of control, he is entitled to continuation of his base salary for six months in installments over a six-month period and six months vesting acceleration of any unvested stock option or restricted share award. The preceding benefits are contingent upon Mr. Zadig’s execution of a general release of claims in favor of us within 50 days of the termination of employment. The term “change of control” has the meaning set forth in the relevant offer letter.

The following table presents potential payments to and benefits to be received by Mr. Zadig upon his termination without cause within 12 months following a change of control, as if such termination occurred as of March 31, 2009:

Name	Salary (1)	Equity Acceleration (2)
Stephen Zadig	$100,000	$

(1)	Represents six months salary.
(2)	Calculated assuming a per share price of $ , which is the mid-point of the range reflected on the cover page of this prospectus, multiplied by the number of shares accelerated, minus the aggregate exercise price.

Change of Control Benefits. Our offer letter with Dr. Stark provides that if we terminate his employment without cause within 12 months of a change of control occurring within his first 18 months of employment, he is entitled to continuation of his base salary for 12 months in installments over a 12-month period and 12 months vesting acceleration of any unvested stock option or restricted share award. The offer letter further provides that if we terminate his employment without cause within 12 months of a change of control after his first 18 months of employment, he is entitled to continuation of his base salary for six months in installments over the six-month period and six months vesting acceleration of any unvested stock option or restricted share award. In each case, the preceding benefits are subject to his execution of a general release of claims in favor of us within 50 days of the termination of employment. The term “change of control” has the meaning set forth in the relevant offer letter.

The following table presents potential payments to and benefits to be received by Dr. Stark upon his termination without cause in connection with a change of control, both within his first 18 months of employment and thereafter, as if such termination occurred as of March 31, 2009:

	Termination in Connection with a Change of Control within first 18 Months of Employment		Termination in Connection with a Change of Control after first 18 Months of Employment
Name	Salary (1)	Equity Acceleration (2)	Salary (3)	Equity Acceleration (2)
Donald Stark	$200,000	$	$100,000	$

(1)	Represents 12 months salary.
(2)	Calculated assuming a per share price of $ , which is the mid-point of the range reflected on the cover page of this prospectus, multiplied by the number of shares accelerated, minus the aggregate exercise price.
(3)	Represents six months salary.

Equity Benefit Plans

2004 Share Plan

Our board of directors adopted and our shareholders approved the 2004 Share Plan in August 2004. The 2004 Share Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted share purchase awards. As of September 30, 2009, 6,369,270 common shares had been issued upon the exercise of options and pursuant to restricted share purchase awards granted under the 2004 Share Plan, options to purchase 14,597,327 common shares were outstanding at a weighted-average exercise price of $1.44 per share and 633,403 shares remained available for future grant. In October 2009, our board of directors approved amendments to the 2004 Plan to increase the number of shares reserved for issuance by an aggregate of 5,700,000 shares and approved the issuance of options to purchase an aggregate of 4,468,550 shares with a weighted-average exercise price of $7.95. Upon the effective date of this offering, no further option or restricted stock purchase award grants will be made under the 2004 Share Plan.

Administration. Our board of directors has delegated authority to administer the 2004 Share Plan non-exclusively to our compensation committee. Our board of directors or a committee of our board of directors has the authority to construe, interpret, amend and modify the 2004 Share Plan as well as to determine the terms of an option and a restricted stock purchase award. Our board of directors may amend or modify the 2004 Share Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding stock awards unless the holder consents to that amendment or modification.

Eligibility. The 2004 Share Plan permits us to grant stock options and restricted stock purchase awards to our employees, directors and consultants. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option.

Stock Option Provisions. In general, the duration of a stock option granted under the 2004 Share Plan cannot exceed ten years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common shares on the date of grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common shares on the date of grant. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted in an individual stock option agreement.

Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our board of directors may reprice any outstanding option or, with the permission of the optionholder, may cancel any outstanding option and grant a substitute option.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common shares with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Restricted Share Purchase Awards. Restricted share purchase awards may be granted in consideration for cash, check or past or future services actually rendered to us or our affiliates. Common shares acquired under such awards may, but need not, be subject to forfeiture in accordance with a vesting schedule. The purchase price for restricted share purchase awards may not be less than 85% of the fair market value of our common shares on the date of grant (or 110% of the fair market value in the case of awards granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of our outstanding shares or any of our affiliates).

Effect on Share-Based Awards of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock options and restricted share purchase awards under the 2004 Share Plan will terminate immediately prior to such dissolution or liquidation. In the event of an asset sale or merger, the surviving or acquiring corporation may assume outstanding share-based awards, or may substitute substantially equivalent awards that preserve the spread existing at the time of the transaction for outstanding stock options. If the surviving or acquiring corporation elects not to assume or substitute for outstanding share-based awards, then the share-based awards will terminate upon the consummation of the transaction. The plan administrator may provide for additional vesting of outstanding awards, either at the time of grant or at any time while the award remains outstanding.

Other Provisions. If there is a transaction or event which changes our share capital that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2004 Share Plan and to outstanding share-based awards to prevent the dilution or endangerment of benefits thereunder.

2010 Equity Incentive Plan

Our board of directors adopted the 2010 Equity Incentive Plan in October 2009 and we expect our shareholders to approve the 2010 Equity Incentive Plan in late 2009. The 2010 Equity Incentive Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2010 Equity Incentive Plan will terminate on October 30, 2019, unless sooner terminated by our board of directors.

Share Awards. The 2010 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted share awards, restricted share unit awards, stock appreciation rights, performance-based share awards, and other forms of equity compensation, or collectively, share-based awards, all of which may be granted to employees, including officers, non-employee directors and consultants.

Share Reserve. Following this offering, the unissued shares reserved for issuance under our 2004 Share Plan on the effective date of this offering, plus any shares subject to outstanding share-based awards granted under the 2004 Share Plan that expire or terminate for any reason prior to their exercise or settlement will become issuable pursuant to share-based awards under the 2010 Equity Incentive Plan, which we refer to as the initial reserve. The number of common shares reserved for issuance will automatically increase on April 1 each year, from April 1, 2010 through April 1, 2019 by the least of (a) 5% of the total number of shares of our common shares outstanding on the last day of the preceding fiscal year, (b) 5,000,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 Equity Incentive Plan is equal to the initial reserve, as increased from time to time pursuant to the annual increases.

No person may be granted share-based awards covering more than 3,000,000 common shares under the 2010 Equity Incentive Plan during any calendar year pursuant to stock options or stock appreciation rights. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of a stock option or stock appreciation right or upon the subsequent sale of shares purchased under such share-based awards, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to certain covered executive officers imposed by Section 162(m) of the Code.

If a share-based award granted under the 2010 Equity Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the common shares not acquired pursuant to the share-based award again become available for subsequent issuance under the 2010 Equity Incentive Plan. In addition, the following types of shares under the 2010 Equity Incentive Plan may become available for the grant of new share-based awards under the 2010 Equity Incentive Plan (a) shares that are forfeited to or repurchased by us prior to becoming fully vested, (b) shares withheld to satisfy income or employment withholding taxes, (c) shares used to pay the exercise price of an option in a net exercise arrangement and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2010 Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, none of our common shares have been issued under the 2010 Equity Incentive Plan.

Administration. Our board of directors has delegated its authority to administer the 2010 Equity Incentive Plan to our compensation committee. Subject to the terms of the 2010 Equity Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of share-based awards to be granted and the terms and conditions of the share-based awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted share awards and the strike price of stock appreciation rights.

The plan administrator has the authority to reprice any outstanding stock award under the 2010 Equity Incentive Plan. The plan administrator may also cancel and re-grant any outstanding stock award with the consent of any affected participant.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2010 Equity

Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common shares on the date of grant. Options granted under the 2010 Equity Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2010 Equity Incentive Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of 90 days following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested options for a period of six months in the event of disability and 12 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common shares issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common shares previously owned by the optionee, (d) a net exercise of the option (if the option is a nonstatutory stock option) and (e) other form of legal consideration that may be acceptable to the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of our common shares with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Share Awards. Restricted share awards are granted pursuant to restricted share award agreements adopted by the plan administrator. Restricted share awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Common shares acquired under a restricted share award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted share award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Share Unit Awards. Restricted share unit awards are granted pursuant to restricted share unit award agreements adopted by the plan administrator. Restricted share unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of shares, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted share unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted share units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which generally cannot be less than 100% of the fair market value of our common shares on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common shares on the date of exercise over the strike price, multiplied by (b) the number of common shares with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2010 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2010 Equity Incentive Plan, up to a maximum of 10 years. If a participant’s service relationship ceases with us, or any of our affiliates, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for 90 days (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2010 Equity Incentive Plan permits the grant of performance-based share and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m). To assure that the compensation attributable to performance-based share awards will so qualify, our compensation committee can structure such awards so that the common share will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. No person may be granted during any calendar year performance-based stock awards covering more than 3,000,000 common shares or performance-based cash awards with a potential value in excess of $2,000,000 during any calendar year.

Other Share-Based Awards. The plan administrator may grant other awards based in whole or in part by reference to our common shares. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Grants to Non-Employee Directors. Under the 2010 Equity Incentive Plan, our compensation committee may grant nonstatutory stock options to non-employee members of our board of directors over their period of service on our board of directors.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2010 Equity Incentive Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of options, stock appreciation rights and performance-based share and cash awards that can be granted to any person in a calendar year and (d) the number of shares and exercise price or strike price, if applicable, of all outstanding share-based awards.

Corporate Transactions. In the event of certain significant corporate transactions, awards under the 2010 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such share-based awards, then any such share-based awards will be terminated if not exercised prior to the effective date of the corporate transaction. Our board of directors has the discretion to:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring entity or parent company;

•	accelerate the vesting of a share-based award and provide for its termination prior to the effective time of the corporate transaction; or

•

provide for the surrender of a share-based award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our board of directors is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Changes of Control. Our board of directors has the discretion to provide that a share-based award under the 2010 Equity Incentive Plan will immediately vest as to all or any portion of the shares subject to the share-based award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such share-based award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Share-based awards held by participants under the 2010 Equity Incentive Plan will not vest automatically on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2010 Employee Stock Purchase Plan

Our board of directors adopted our 2010 Employee Stock Purchase Plan in October 2009 and we expect our shareholders to approve the 2010 Employee Stock Purchase Plan in late 2009. The 2010 Employee Stock Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve. Following this offering, the 2010 Employee Stock Purchase Plan authorizes the issuance of 500,000 common shares pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of our common shares reserved for issuance will automatically increase on April 1st each year, from April 1, 2010 through April 1, 2019 by the least of (a) 1% of the total number of our common shares outstanding on last day of the preceding fiscal year, (b) 500,000 common shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2010 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no rights have been granted and none of our common shares have been purchased under the 2010 Employee Stock Purchase Plan.

Administration. Our board of directors has delegated its authority to administer the 2010 Employee Stock Purchase Plan to our compensation committee. The 2010 Employee Stock Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2010 Employee Stock Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which our common shares will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2010 Employee Stock Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common shares under the 2010 Employee Stock Purchase Plan. Unless otherwise determined by our board of directors, common shares will be purchased for accounts of employees participating in the 2010 Employee Stock Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a common share on the first date of an offering or (b) 85% of the fair market value of a common share on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2010 Employee Stock Purchase Plan, as determined by our board of directors (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our subsidiaries for such period of time as our board of directors may require, but in no event shall the required period be greater than two years. No employee may purchase shares under the 2010 Employee Stock Purchase Plan at a rate in excess of $25,000 worth of our common shares based on the fair market value per share of our common shares at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2010 Employee Stock Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2010 Employee Stock Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights and (d) the number of shares imposed by purchase limits under each ongoing offering.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2010 Employee Stock Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase our common shares within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the statutory limit, which is $16,500 for calendar year 2009. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2009 may be up to an additional $5,500 above the statutory limit. The plan permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In fiscal 2009, we did not make any discretionary or matching contributions on behalf of our named executive officers.

Limitation of Liability and Indemnification

Our post-offering memorandum and articles of association, which will become effective immediately prior to the closing of this offering, limits the liability of our directors to the fullest extent permitted by Cayman Islands law and also provides that our directors, agents and officers shall be indemnified to the maximum extent permitted by law out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such director, agent or officer. Our post-offering memorandum and articles of association also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such a directors’ and officers’ liability insurance policy.

Effective upon the closing of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers. in addition to the indemnification provided for in our post-offering memorandum and articles of association. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or an executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since inception to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section “Management — Compensation Discussion and Analysis.”

Sales of Securities

The following table summarizes from our inception through March 31, 2009 purchases of our common shares and preference shares by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities.

Purchaser	Common Shares			Series A preference shares		Series B preference shares	Series C preference shares
5% Shareholders
Entities affiliated with New Enterprise Associates(1)		—			11,765,748	2,141,410		1,527,454
Entities affiliated with Walden International(2)		—			11,765,748	2,141,410		1,527,454
Entities affiliated with Index Ventures(3)		—			—	7,397,602		812,496
Executive Officers and Directors
Samuel Sheng		6,000,000			221,160	—		—
Weijie Yun		6,000,000	(4)		221,160	—		—
Qing (Ken) Wang		365,624			—	—		—
Stephen Zadig		588,750			—	—		—
Feng Deng		60,000			—	—		—
Paul R. Gray		400,000	(5)		—	—		—
Reed E. Hundt		75,000			—	—		—
A. Brooke Seawell		—			—	—		20,000	(6)

Price per share	$ $	0.00005- 0.3900		$ $	0.4522- 0.5650	$1.2842	$ $	2.7150- 4.0750
Dates of issuance		4/04 - 09/08			8/04-12/04	11/05-8/06		6/07-12/07

(1)	Consists of 11,735,670 Series A preference shares, 2,141,410 Series B preference shares and 1,527,454 Series C preference shares held by New Enterprise Associates 11 Limited Partnership; and 30,078 Series A preference shares held by NEA Ventures 2004 Limited Partnership.
(2)	Consists of 207,562 Series A preference shares, 37,776 Series B preference shares and 26,946 Series C preference shares held by Pacven Walden Ventures V-QP Associates Fund L.P.; 38,216 Series A preference shares, 6,956 Series B preference shares and 4,962 Series C preference shares held by Pacven Walden Ventures V Associates Fund L.P.; 11,013,162 Series A preference shares, 2,004,438 Series B preference shares and 1,429,750 Series C preference shares held by Pacven Walden Ventures V L.P.; 253,404 Series A preference shares, 46,120 Series B preference shares and 32,898 Series C preference shares held by Pacven Walden Ventures Parallel V-B C.V.; and 253,404 Series A preference shares, 46,120 Series B preference shares and 32,898 Series C preference shares held by Pacven Walden Ventures Parallel V-A C.V.
(3)	Consists of 4,881,648 Series B preference shares and 529,436 Series C preference shares held by Index Ventures III (Delaware) L.P.; 2,403,104 Series B preference shares and 260,628 Series C preference shares held by Index Ventures III (Jersey) L.P.; 86,958 Series B preference shares and 9,432 Series C preference shares held by Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.; and 25,892 Series B preference shares and 13,000 Series C preference shares held by Yucca Partners L.P. Jersey Branch.
(4)	Consists of 5,621,000 common shares held by Dr. Yun and 379,000 common shares held by Weijie and Hai-Fang Yun Irrevocable Trust, of which Dr. Yun is trustee.

(5)	Consists of 400,000 common shares held by the Gray Family Trust, dated August 31, 2006, of which Dr. Gray is a trustee.
(6)	Consists of 10,000 Series C preference shares held by Mr. Seawell and 10,000 Series C preference shares transferred by Mr. Seawell to a family member, which Mr. Seawell no longer beneficially owns.

We believe the consideration that we received in connection with the transactions were comparable to the amounts that would be received in arm’s-length transactions.

Amended and Restated Investors’ Rights Agreement

We have entered into an investors’ rights agreement with the purchasers of our outstanding preference stock, including entities with which certain of our directors are affiliated. As of September 30, 2009, the holders of 45,930,060 common shares, including the common shares issuable upon the conversion of our preference shares, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see the section “Description of Share Capital — Registration Rights.”

Amended and Restated Voting Agreement

The election of the members of our board of directors is governed by a voting agreement that we entered into with certain holders of our common shares and holders of our preference shares and related provisions of our amended and restated memorandum and articles of association. The holders of a majority of our Series A preference shares and our Series B preference shares, voting as a separate class, have designated Mr. Sandell, Mr. Tan and Mr. Zocco for election to our board of directors. The holders of a majority of our Series C preference shares have designated Mr. Deng for election to our board of directors. The holders of a majority of our common shares have designated Drs. Sheng and Yun for election to our board of directors. The holders of a majority of our common shares and preference shares, voting together as a class on as-converted basis, have designated Dr. Gray, Mr. Hundt and Mr. Seawell for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our shareholders will have any special rights regarding the election or designation of members of our board of directors.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the section “Management — Employment Agreements.”

Severance and Separation Arrangements

Certain of our executive officers are entitled to certain severance benefits. For information regarding these arrangements, see the section “Management — Potential Payments Upon Termination or Change of Control.”

Amendment of Stock Options with Certain Executive Officers

In December 2008, our board of directors and shareholders approved an amendment to each of the stock options granted to each of Drs. Sheng and Yun in March 2007 and March 2008 providing that such stock options would be exercisable for Class A Ordinary Shares, rather than common shares. No other changes were made to the stock options held by each of Drs. Sheng and Yun. For more information regarding these stock options, see the section “Management — Compensation Discussion and Analysis” and “Management — Grant of Plan-Based Awards Table.”

Stock Option and Stock Award Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain members of our board of directors. For more information regarding these stock options, see the sections “Management — Summary Compensation Table,” “Management — Grant of Plan-Based Awards Table” and “Management — Director Compensation.”

Indemnification Agreements with Executive Officers and Directors

Effective upon the closing of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our post-offering memorandum and articles of association will indemnify each of our directors and officers to the fullest extent permitted by Cayman Islands law. See the section “Management — Limitation of Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

Pursuant to our Code of Conduct, our executive officers and directors, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors and executive officers are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are not inconsistent with our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of our Code of Conduct and were approved by our board of directors.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares as of September 30, 2009, and as adjusted to reflect the sale of the common shares in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common shares; and

•	each of the selling shareholders.

The percentage ownership information shown in the table is based upon 64,184,538 common shares outstanding as of September 30, 2009, assuming the conversion of all outstanding preference shares as of September 30, 2009 on a one-for-one basis into common shares. For the number of shares beneficially owned after the offering, we have assumed the issuance of          common shares in this offering and no exercise of the underwriters’ option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before November 28, 2009, which is 60 days after September 30, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Telegent Systems USA, Inc., 470 Potrero Avenue, Sunnyvale, California 94085.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Directors and Named Executive Officers
Samuel Sheng(1)	6,629,493	10.3%
Weijie Yun(2)	6,629,493	10.3
Geoffrey Ribar(3)	271,875	*
Donald Stark	—	—
Qing (Ken) Wang(4)	576,666	*
Stephen Zadig(5)	598,125	*
Feng Deng(6)	3,227,754	5.0
Paul R. Gray(7)	445,833	*
Eli Harari	—	—
Reed E. Hundt(8)	433,333	*
Scott Sandell(9)	15,434,612	24.0
A. Brooke Seawell(10)	73,750	*
Lip-Bu Tan(11)	15,434,612	24.0
Giuseppe Zocco(12)	8,210,098	12.8
All current executive officers and directors as a group (14 persons)(13)	57,975,644	88.1
Principal and Selling Shareholders
Entities Affiliated with New Enterprise Associates(14)	15,434,612	24.0
Entities Affiliated with Walden International(15)	15,434,612	24.0
Entities Affiliated with Index Ventures(16)	8,210,098	12.8

*	Represents beneficial ownership of less than 1%
(1)	Consists of (a) 221,160 Series A preference shares; (b) 6,000,000 common shares; and (c) stock options exercisable for 408,333 common shares within 60 days of September 30, 2009.
(2)	Consists of (a) 221,160 Series A preference shares; (b) 379,000 common shares held in an irrevocable trust for the benefit of Dr. Yun and his wife, of which Dr. Yun is a trustee; (c) 5,621,000 common shares; and (d) stock options exercisable for 408,333 common shares within 60 days of September 30, 2009.
(3)	Consists of stock options exercisable for 271,875 common shares within 60 days of September 30, 2009.
(4)	Includes stock options exercisable for 54,792 common shares within 60 days of September 30, 2009.
(5)	Includes (a) 75,000 common shares held in irrevocable trusts for the benefit of Mr. Zadig’s children, for which Mr. Zadig is a trustee; (b) stock options exercisable for 9,375 common shares within 60 days of September 30, 2009; and (c) 213,750 common shares subject to our right of repurchase in the event Mr. Zadig’s employment with us terminates 60 days from September 30, 2009.
(6)

Consists of (a) 18,268 Series A preference shares and 243,388 Series C preference shares held by Northern Light Partners Fund L.P.; (b) 36,536 Series A preference shares and 486,778 Series C preference shares held by Northern Light Strategic Fund L.P.; (c) 166,356 Series A preference shares and 2,216,428 Series C preference shares held by Northern Light Venture Fund L.P.; and (d) 60,000 common shares. Mr. Deng, a member of our board of directors, is the Managing Director of Northern Light Venture Capital and is deemed to have shared voting and investment power of the shares held by Northern Light and its affiliated entities; however, Mr. Deng disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(7)	Consists of (a) 400,000 common shares held by the Gray Family Trust, dated August 31, 2006, of which Dr. Gray is a trustee; and (b) stock options exercisable for 45,833 common shares within 60 days of September 30, 2009.
(8)	Consists of (a) 75,000 common shares; and (b) stock options exercisable for 358,333 common shares within 60 days of September 30, 2009.
(9)	Consists solely of the shares described in Note (14) below. Mr. Sandell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(10)	Consists of (a) 10,000 Series C preference shares; and (b) stock options exercisable for 63,750 common shares exercisable within 60 days of September 30, 2009. Although Mr. Seawell is a venture partner of New Enterprise Associates, he has no voting or dispositive power over any of our shares held by New Enterprise Associates.
(11)	Consists solely of the shares described in Note (15) below. Mr. Tan disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(12)	Consists solely of the shares described in Note (16) below. Mr. Zocco disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(13)	Includes (a) 42,307,076 shares held by entities affiliated with certain of our non-employee directors; (b) 1,012,916 shares beneficially owned by our non-employee directors (other than those shares held be entities affiliated with our non-employee directors), of which (i) 467,916 are stock options exercisable for common shares within 60 days of September 30, 2009 and (ii) 213,750 shares of which are subject to our right of repurchase in the event such executive officer’s employment with us terminates within 60 days from September 30, 2009; and (c) 14,705,652 shares beneficially owned by our executive officers, of which 1,152,708 are stock options exercisable for common shares within 60 days of September 30, 2009.
(14)	Consists of (a) 11,735,670 Series A preference shares, 2,141,410 Series B preference shares and 1,527,454 Series C preference shares held by New Enterprise Associates 11 Limited Partnership; and (b) 30,078 Series A preference shares held by NEA Ventures 2004 Limited Partnership. NEA 11 GP, LLC is the sole General Partner of NEA Partners 11, Limited Partnership, which is the sole General Partner of New Enterprise Associates 11 Limited Partnership and NEA Ventures 2004, L.P. Mr. Sandell, a member of our board of directors, is a Manager of NEA 11 GP, LLC. M. James Barrett, Peter J. Barris, Forest Basket, Ryan D. Drant, Krishna Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall III, Mark W. Perry and Eugene A. Trainor III are also Managers of NEA 11 GP, LLC. Messrs. Barrett, Barris, Basket, Drant, Kolluri, Kramlich, Linehan, Newhall, Perry, Sandell and Trainor, and NEA Partners 11, Limited Partnership and NEA 11 GP, LLC share voting and dispositive power of the shares held by New Enterprise Associates 11 Limited Partnership and J. Daniel Moore has voting and dispositive power with regard to the shares held by NEA Ventures 2004 Limited Partnership; however, each of the Managers of NEA 11 GP, LLC disclaim beneficial ownership of these shares except to the extent of their actual pecuniary interest therein. The address of New Enterprise Associates is 1190 St. Paul Street, Baltimore, Maryland 21202.
(15)

Consists of (a) 207,562 Series A preference shares, 37,776 Series B preference shares and 26,946 Series C preference shares held by Pacven Walden Ventures V-QP Associates Fund L.P.; (b) 38,216 Series A preference shares, 6,956 Series B preference shares and 4,962 Series C preference shares held by Pacven Walden Ventures V Associates Fund L.P.; (c) 11,013,162 Series A preference shares, 2,004,438 Series B preference shares and 1,429,750 Series C preference shares held by Pacven Walden Ventures V L.P.; (d) 253,404 Series A preference shares, 46,120 Series B preference shares and 32,898 Series C preference shares held by Pacven Walden Ventures Parallel V-B C.V.; and (e) 253,404 Series A preference shares, 46,120 Series B preference shares and 32,898 Series C preference shares held by Pacven Walden Ventures Parallel V-A, C.V. Mr. Tan, a member of our board of directors, is the sole director of Pacven Walden Management V, Co., Ltd., which is the General Partner of Pacven Walden

Ventures V, L.P., Pacven Walden Ventures Parallel V-A, C.V., Pacven Walden Ventures Parallel V-B, C.V., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P. (collectively, “Pacven Walden Ventures and affiliated funds”). Mr. Tan shares voting and investment power with respect to the shares held by Pacven Walden Ventures and its affiliated funds. Mr. Tan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Walden International is One California Street, 28th Floor, San Francisco, California 94111.

(16)	Consists of (a) 4,881,648 Series B preference shares and 529,436 Series C preference shares held by Index Ventures III (Delaware) L.P.; (b) 2,403,104 Series B preference shares and 260,628 Series C preference shares held by Index Ventures III (Jersey) L.P.; (c) 86,958 Series B preference shares and 9,432 Series C preference shares held by Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.; and (d) 25,892 Series B preference shares and 13,000 Series C preference shares held by Yucca Partners LP Jersey Branch. Mr. Zocco, a member of our board of directors, is a Director of Index Venture Management S.A., a company acting as advisor to Index Ventures Associates III Limited, the general partner of the three Index Venture limited partnerships. David G. Gardner, Nigel T. Greenwood, David A. Hall, Ian J. Henderson and David A. Rimer are also Directors of Index Ventures Associates III Limited. Messrs. Gardner, Greenwood, Hall, Henderson, Rimer and Zocco share voting and investment power of the shares held by the Index Ventures affiliated entities; however, each of the Directors of Index Ventures Associates III Limited disclaim beneficial ownership of these shares except to the extent of their actual pecuniary interest therein. The address of Index Ventures is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands.

DESCRIPTION OF SHARE CAPITAL

Upon the filing of our post-offering memorandum and articles of association immediately prior to the closing of this offering, our share authorized capital will consist of 400,000,000 common shares, par value $0.00005 per share, and 10,000,000 preference shares, par value $0.00005 per share.

The following is a summary of the rights of our common shares and preference shares. This summary is not complete. For more detailed information, please see our post-offering memorandum and articles of association, which is filed as exhibit 3.2 to the registration statement of which this prospectus is a part.

Common Shares

Outstanding Shares. Based on 18,254,478 common shares outstanding as of September 30, 2009, assuming the conversion of all outstanding preference shares on a one-for-one basis into 45,930,060 common shares immediately prior to the closing of this offering and the issuance of              common shares in this offering, and no exercise of outstanding options, there will be              common shares outstanding upon the closing of this offering. As of September 30, 2009, assuming the conversion of all outstanding preference shares into common shares immediately prior to the closing of this offering, we had approximately 143 record holders of our common shares.

As of September 30, 2009, there were 14,597,327 common shares subject to outstanding options.

Voting Rights. Each holder of common shares is entitled to one vote for each common share held on all matters submitted to a vote of the shareholders, including the election of directors. Our post-offering memorandum and articles of association do not provide for cumulative voting rights. Because of this, the holders of a majority of the common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preference shares, the holders of our outstanding common shares are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding preference shares.

Other Rights and Preferences. Holders of our common shares have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common shares. The rights, preferences and privileges of the holders of common shares are subject to, and may be adversely affected by, the rights of the holders of any series of our preference shares that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding common shares are, and the common shares to be issued in this offering will be, fully paid and nonassessable.

Preference Shares

Immediately prior to the closing of this offering, all outstanding preference shares will be converted into common shares and our amended and restated memorandum and articles of association will be amended and restated to delete all references to such preference shares. See Note 7 in the notes to our consolidated financial statements for a description of the currently outstanding preference shares. Under our post-offering memorandum and articles of association, our board of directors will have the authority, without further action by the shareholders, to issue up to 10,000,000 preference shares in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preference shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common shares. The issuance of preference shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common shares and the voting and other rights of the holders of common shares. We have no current plans to issue any preference shares.

Registration Rights

Under our amended and restated investors’ rights agreement, following the closing of this offering, the holders of 45,930,060 common shares or their transferees, have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights. At any time after six months following the effective date of this offering, the holders of at least 25% of the shares having registration rights have the right to demand that we file up to two registration statements. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights. At any time after we are qualified to file a registration statement on Form S-3, holders of shares having registration rights have the right to demand that we file a registration statement for such shareholders on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $1,000,000. We are obligated to file up to two registration statements on Form S-3 in any twelve month period. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

“Piggyback” Registration Rights. At any time after the closing of this offering, if we propose to register any securities for public sale, a shareholder with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of Registration Rights. The registration rights described above will terminate upon the earlier of either five years following the closing of this offering or, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities in any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Differences in Corporate Law

Cayman Islands corporate law is modeled on English corporate law, and the Companies Law (2009 Revision) is based on a previous enactment of the English Companies Act. Cayman Islands corporate law differs from laws relating to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements. Pursuant to the Cayman Islands Companies Law (2009 Revision) a merger or consolidation may occur between any of the following: (a) one or more companies incorporated under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands where the Cayman Islands company is the surviving entity; or (b) two or more companies incorporated under the Companies Law. For these purposes a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

The plan of merger or consolidation must be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement.

The Companies Law (2009 Revision) provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow the following procedure:

(a)	The shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation. Such objection must include a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

(b)	Within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection.

(c)	A shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent stating (i) his name and address; (ii) the number and classes of shares in respect of which he dissents (this must be all the shares that he holds in the constituent company); and (iii) a demand for payment of the fair value of his shares. The shareholder will cease to have any rights of a shareholder upon the giving of such notice of dissent except the right to be paid the fair value of his shares (and the right to participate in court proceedings to determine the fair value or the right to institute proceedings on the grounds that the merger or consolidation is void or unlawful).

(d)	Within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount.

(e)	If the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. The company must serve a copy of such petition on the other parties.

At the hearing, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached.

The costs of the proceeding may be determined by the court and the court may order all or a portion of the expenses incurred by any shareholder in connection with the proceedings, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

These rights of a dissenting shareholder will not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Mergers, amalgamations and reconstructions by way of a scheme of arrangement approved by the requisite majorities of shareholders and creditors and by an order of the Cayman Islands court are also available and would generally be used for complex mergers. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made. Such shareholders or creditors must in addition represent three-fourths (3/4th) in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a business person would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction were thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of the shares. However, appraisal rights would also not be available to shareholders of a Delaware target in a business combination transaction if the shares of the target were listed on a national securities exchange and target shareholders receive only shares of a corporation that are also listed on a national securities exchange.

Shareholders’ Suits. A shareholder of a Delaware corporation has the right to bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question. Our Cayman Islands counsel, Maples and Calder, is not aware of any reported class action having been brought in a Cayman Islands court. However, a class action suit could nonetheless be brought in the United States courts pursuant to an alleged violation of the United States securities laws. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not been obtained);

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow our shareholders to put any proposal before the annual meeting of shareholders or call a shareholder meeting. Only a majority of our board of directors then in office may call a shareholder meeting.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed for negligence or other reasonable cause, but only by a special resolution of the shareholders, being a two-third vote of shares held by shareholders present and voting at a shareholder meeting.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law and our post-offering memorandum and articles of association, dissolution must be approved by a special resolution of the shareholders, being a two-third vote of shares held by shareholders present and voting at a shareholder meeting.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholder meeting.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders being a two-thirds vote of shares held by shareholders present and voting at a shareholder meeting.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited consolidated financial statements.

Anti-Takeover Provisions in Our Post-Offering Memorandum and Articles of Association. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	prohibit cumulative voting in the election of directors;

•	prevent the ability of shareholders to call special meetings of shareholders and to take action by written consent in lieu of a meeting;

•

create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year;

•

require approval of a special resolution of the shareholders, being a two-third vote of shares held by shareholders present and voting at a shareholder meeting, to adopt, amend or repeal the provisions of our post-offering memorandum, and articles of association; and

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by Cayman law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

NASDAQ Global Market Listing

We are applying to have our common shares listed on The NASDAQ Global Market under the symbol “TLG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is BNY Mellon Shareowner Services. The transfer agent and registrar’s address is P.O. Box 358016, Pittsburgh, PA 15252-8016.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common shares. Future sales of substantial amounts of common shares in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common shares in the public market after the restrictions lapse could adversely affect the prevailing market price for our common shares, as well as our ability to raise equity capital in the future.

Based on the number of common shares outstanding as of September 30, 2009, upon the closing of this offering,          of our common shares will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options. Of the          common shares sold in this offering,          will be freely tradable unless held by one of our affiliates.          of the          common shares that have been reserved pursuant to the directed share program will be subject to the contractual lock-up agreements with the underwriters discussed below. The remaining 64,184,538 common shares outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below. The 64,184,538 shares will generally become available for sale in the public market as follows:

Number of Shares	Date
At various times after 90 days from the date of this prospectus as described below under “Lock-up Agreements.”

At various times after 180 days from the date of this prospectus as described below under “Lock-up Agreements.”

Rule 144

In general, a person who has beneficially owned our restricted common shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Persons who have beneficially owned restricted common shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of common shares then outstanding, which will equal approximately          shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of September 30, 2009; or

•	the average weekly trading volume of our common shares on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other shareholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common shares or any securities convertible into or exchangeable for common shares, subject to specified exceptions. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. However, if the reported last sale price of our common shares on The NASDAQ Global Market is at least 150% of the offering price per share for 20 of the 30 trading days ending on the last trading day before the 90th day after the date of this prospectus, and if the shareholder is an employee of ours holding a title at or below vice president at such time, then an aggregate of 25% of the shares of such employee shareholders described above that are subject to the 180-day restrictions described above, or              shares, will be released from these restrictions.

The 180-day and 90-day restricted periods described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period or the 90-day period restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•

prior to the expiration of the 180-day restricted period or the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of either of such period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Goldman, Sachs & Co. and J.P. Morgan Securities Inc. each waive the extension in writing.

Registration Rights

Upon the closing of this offering, the holders of 45,930,060 common shares will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of this registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common shares. See the section “Description of Share Capital — Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering our common shares reserved for issuance under our 2004 Share Plan, our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to the 180-day or 90-day lock-up arrangements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR U.S. HOLDERS OF COMMON SHARES

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect.

The discussion below is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences. Moreover, the discussion does not include a description of any non-U.S., state or local tax laws. No ruling from the Internal Revenue Service has been or will be sought with respect to the matters discussed in this summary. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;

•	persons subject to alternative minimum tax;

•	regulated investment companies, mutual funds, real estate investment trusts, banks and other financial institutions;

•	insurance companies;

•	partnerships and other pass-through entities (as determined for U.S. federal income tax purposes) or investors in such pass-through entities;

•	broker-dealers or traders in securities;

•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

In particular, the discussion does not address the U.S. federal income tax consequences applicable to you if you are a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-U.S. subsidiaries. If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you are urged to consult your tax advisor.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;

•	a corporation, or entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust if:

•	a United States court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

•	the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

TAX MATTERS ARE VERY COMPLICATED AND THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE SHAREHOLDER’S PARTICULAR SITUATION. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares

The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain. The taxation of capital gain is discussed under the section “Sale of Shares” below.

Under current U.S. federal income tax law, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains (currently a maximum rate of 15%), provided that certain requirements are met. The preferential tax rates for dividends paid by qualified foreign corporations are currently scheduled to sunset after December 31, 2010. A foreign corporation is a “qualified foreign corporation” if the shares with respect to which such dividend is paid are readily tradable on an established securities market in the United States (such as The NASDAQ Global Market on which our shares will be traded). Notwithstanding satisfaction of this condition, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company, or PFIC, for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. Whether a foreign corporation is a PFIC is discussed below under the section “Passive Foreign Investment Companies”.

A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period. We have been a PFIC in the past and we may be a PFIC in the future. Accordingly, U.S. Holders who acquire our common shares while we are a PFIC may, subject to the discussion in the section “Passive Foreign Investment Companies” below, be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, dividends received by U.S. Holders may not be eligible for taxation at the preferential rates applicable to long-term capital gains even prior to the scheduled sunset of such preferential rates noted above.

Dividends paid by us are not eligible for the dividends received deduction otherwise allowed to U.S. corporate shareholders on dividends paid by U.S. domestic corporations. If a distribution is paid in any currency other than U.S. dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such other currency after the date on which it is received may recognize gain or loss upon its disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

Sale of Shares

Subject to the discussion of the “Passive Foreign Investment Companies” rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a current top marginal rate of 15%, but that top marginal rate for net long term capital gain is scheduled to increase to 20% for taxable years beginning after December 31, 2010. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies

We will be a PFIC if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets, generally based on an average of the quarterly values of our assets during a taxable year, is attributable to assets that produce, or are held for the production of, passive income (generally, assets that produce passive income such as cash and cash equivalents held as working capital). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of such corporation’s stock. Subject to certain limited exceptions noted below, if we meet the foregoing gross income test or asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC, or PFIC Shares, for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

We were a PFIC in past years, but believe we are not currently a PFIC, and we expect we will not be a PFIC following this offering for our fiscal year ending March 31, 2010 or future years based on our current expected operations and composition of our assets. However, we can provide no assurances that we will not again become a PFIC under one or the other of the above tests for our current or a future year as a result of our operating results and/or the relative values of our passive and non-passive assets being different from what we expect. As a consequence, it is possible that a U.S. Holder who acquires our common shares in this offering may be treated as holding PFIC Shares.

If we were a PFIC for any year in which a U.S. Holder held our shares, gain realized by a U.S. Holder from the sale of such PFIC Shares and certain dividends (referred to as “excess distributions”) received on such shares would be subject to tax under the excess distribution regime, unless the U.S. Holder shall have made a timely “qualified electing fund election” or “mark-to-market” election as described below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale or other disposition (including a pledge) of PFIC Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held such shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest tax rate in effect for each of those years, and interest is calculated and added to the resulting tax due as if the tax were due and payable with the tax return filed by the U.S. Holder for that year.

In addition, if we are a PFIC, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such subsidiaries that are directly or indirectly owned by us in that proportion which the value of the shares you own bears to the value of all of our shares, and may be subject to the adverse tax consequences described above with respect to the shares of such subsidiaries that you would be deemed to own. A U.S. Holder that acquires PFIC Shares from a decedent (other than a decedent who was a nonresident alien at all times during his or her holding period for the shares) will not receive a “stepped up” fair market value tax basis in the shares but, instead, will receive a tax basis equal to the decedent’s basis, if lower.

If we are or become a PFIC, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income in your income on a current basis, provided that we furnish you annually with certain tax information. We can provide no assurance, however, that we will provide such tax information, but will make that decision only if and at such time as we conclude that we should be treated as a PFIC. If you make a valid “qualified electing fund” election, you will generally be taxable currently on your pro rata share of our ordinary earnings and net capital gains (at ordinary income and net capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not you receive distributions, so that you may recognize taxable income without the corresponding receipt of cash from us with which to pay your resulting tax obligation. Your basis in our shares will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of your basis in our shares and will not be taxed again as distributions to you.

Alternatively, if our shares are “marketable stock,” you can avoid taxation under the PFIC rules described above by making a mark-to-market election in respect of our shares by the due date (including extensions) for your tax return in respect of your first taxable year during which we are treated as a PFIC. If you make a mark-to-market election, you will include in ordinary income in each of your taxable years during which we are a PFIC an amount equal to the excess, if any, of the fair market value of the shares as of the close of your taxable year over your adjusted basis in the shares. You are allowed an ordinary deduction for any excess of adjusted basis of your shares over their fair market value as of the close of the taxable year, but only to the extent of any net mark-to-market gains included in your income for prior taxable years. Amounts included in your income as gain on the actual sale or other disposition of the shares are treated as ordinary income. Ordinary loss treatment applies to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or deductible loss. You will not be required to recognize mark-to-market gain or loss in respect of your taxable years during which we were not at any time a PFIC. A mark-to-market election for our shares would terminate if our shares ceased to be “marketable stock.”

If we are a PFIC for any year during which you hold our shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the shares.

The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances, additional detailed rules not discussed herein, and the elections available for alternative treatment.

Controlled Foreign Corporation

Special rules apply to certain U.S. Holders that own stock in a foreign corporation representing 10% or more of the total combined voting power of a foreign corporation that is classified as a “controlled foreign corporation,” or CFC. Based on the expected distribution of our common shares among U.S. Holders and non-U.S. Holders as a result of this offering, we do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC. U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding

United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your common shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of common shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of common shares. However, an instrument transferring title to a common share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have been incorporated under the laws of the Cayman Islands as an exempted company and, as such, obtained an undertaking on May 11, 2004, from the Governor in Council of the Cayman Islands substantially that, for a period of twenty years from the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profit or income or gains or appreciation shall apply to us and no such tax, and no tax in the nature of estate duty or inheritance tax will be payable, either directly or by way of withholding, on our common shares.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling our common shares under the laws of their country of citizenship, residence or domicile.

UNDERWRITING

We and the selling shareholders are offering the common shares described in this prospectus through a number of underwriters. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters listed in the table below. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.
Oppenheimer & Co. Inc.
Piper Jaffray & Co.

Total

The underwriters are committed to purchase all the common shares offered by us and the selling shareholders if they purchase any shares other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any or all orders in whole or in part.

The underwriters have an option to purchase up to         additional common shares from us and the selling shareholders if sales of shares by the underwriters exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per common share less the amount paid by the underwriters to us and the selling shareholders per common share. The underwriting discounts and commissions are $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts and Commissions

	Paid by Us		Paid by Selling Shareholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, (1) offer, sell, contract to sell, publicly announce the intention to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares (regardless of whether any of these transactions are to be settled by the delivery of common shares, or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Directors, executive officers, shareholders and optionees holding more than     % of our fully-diluted shares prior to the offering, including all of our selling shareholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions (including an exception with respect to shares sold by selling shareholders in this offering), for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., (1) offer, pledge, publicly announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. However, if the reported last sale price of our common shares on The NASDAQ Global Market is at least 150% of the offering price per share for 20 of the 30 trading days ending on the last trading day before the 90th day after the date of this prospectus, and if the shareholder is an employee of ours holding a title at or below vice president at such time, then 25% of the shares of such employee shareholders described above that are subject to the 180-day restrictions described above, or         shares, will be released from these restrictions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day or 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day or 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day or 90-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

An application has been made to list the common shares on The NASDAQ Global Market under the symbol “TLG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling shareholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling shareholders and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the common shares will trade in the public market at or above the initial public offering price.

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Markets Act 2000 (as amended), or the FSMA) received by it in connection with the issue or sale of any common shares in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

At the company’s request, Piper Jaffray & Co. is reserving up to              common shares for sale at the initial public offering price to              through a directed share program. The number of common shares available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by Piper Jaffray & Co. to the general public on the same basis as other shares offered hereby.

The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

LEGAL MATTERS

The validity of the common shares being offered by this prospectus will be passed upon for us by Maples and Calder. Legal matters relating to U.S. law and the offering are being passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. As of the date of this prospectus, a partner of Cooley Godward Kronish LLP beneficially owns an aggregate of 11,680 of our common shares to be issued upon conversion of our Series B preference shares and HEWM/VLG Investments LLC, an entity including certain partners of Cooley Godward Kronish LLP, beneficially owns an aggregate of 42,000 of our common shares and 228,508 of our common shares to be issued upon conversion of our Series A and Series B preference shares. Pillsbury Winthrop Shaw Pittman LLP is acting as counsel to the underwriters in connection with certain U.S. legal matters relating to the common shares being offered by this prospectus.

EXPERTS

The consolidated financial statements as of March 31, 2008 and 2009 and for each of the three years in the period ended March 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common shares being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.telegent.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2008 and 2009 and September 30, 2009 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended March 31, 2007, 2008 and 2009 and the Six Months Ended September 30, 2008 and 2009 (unaudited)	F-4

Consolidated Statements of Redeemable Convertible Preference Shares, Shareholders’ Equity (Deficit) and Comprehensive Income (Loss) for the Years Ended March 31, 2007, 2008 and 2009 and the Six Months Ended September 30, 2009 (unaudited)

F-5
Consolidated Statements of Cash Flows for the Years Ended March 31, 2007, 2008 and 2009 and the Six Months Ended September 30, 2008 and 2009 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telegent Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preference shares, shareholders’ equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Telegent Systems, Inc. and its subsidiaries at March 31, 2008 and March 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in fiscal 2008.

/s/ PricewaterhouseCoopers LLP

San Jose, California

July 15, 2009, except for Note 5 and Note 6, which are as of November 23, 2009

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

				Pro Forma Shareholders’ Equity September 30, 2009
	March 31,		September 30, 2009
	2008	2009
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$32,469	$76,795	$61,979
Short-term investments	—	1,998	72,969
Accounts receivable	1,745	3,133	5,204
Inventories	13,851	8,361	8,507
Deferred tax assets, current	—	809	745
Prepaid expenses and other current assets	610	1,162	873
Prepaid expenses — related party	536	5,663	5,520

Total current assets	49,211	97,921	155,797
Property and equipment, net	1,714	4,127	6,355
Deferred tax assets, long-term	—	203	193
Other assets	116	116	202

Total assets	$51,041	$102,367	$162,547

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,725	$2,005	$8,815
Customer prepayments	2,579	491	704
Accrued expenses and other liabilities	2,341	5,659	11,379
Accrued expenses — related parties	401	1,136	1,041
Deferred margin	2,038	4,726	7,884
Capital lease obligations	41	8	9

Total current liabilities	9,125	14,025	29,832
Long-term tax liabilities	1,037	4,053	7,129
Other long-term liabilities	82	78	50

Total liabilities	10,244	18,156	37,011

Commitments (Note 13)
Series A redeemable convertible preference shares, $0.00005 par value — 26,057,102 shares authorized at March 31, 2008 and 2009 and September 30, 2009 (unaudited); 26,057,102 shares issued and outstanding at March 31, 2008 and 2009 and September 30, 2009 (unaudited); and no shares outstanding pro forma (unaudited) (liquidation preference of $14,722 as of March 31, 2008 and 2009 and September 30, 2009 (unaudited))	14,481	14,481	14,481	$—
Series B redeemable convertible preference shares, $0.00005 par value — 12,385,108 shares authorized at March 31, 2008 and 2009 and September 30, 2009 (unaudited); 12,385,108 shares issued and outstanding at March 31, 2008 and 2009 and September 30, 2009 (unaudited); and no shares outstanding pro forma (unaudited) (liquidation preference of $15,905 as of March 31, 2008 and 2009 and September 30, 2009 (unaudited))	15,786	15,786	15,786	—
Series C redeemable convertible preference shares, $0.00005 par value — 7,500,000 shares authorized at March 31, 2008 and 2009 and September 30, 2009 (unaudited); 7,487,850 shares issued and outstanding at March 31, 2008 and 2009 and September 30, 2009 (unaudited); and no shares outstanding pro forma (unaudited) (liquidation preference of $20,330 as of March 31, 2008 and 2009 and September 30, 2009 (unaudited))	20,366	20,366	20,366	—

Total redeemable convertible preference shares	50,633	50,633	50,633	$—

Shareholders’ equity (deficit)
Ordinary shares, $0.00005 par value — 80,000,000 shares authorized at March 31, 2008 and 2009, September 30, 2009 (unaudited) and pro forma (unaudited); 16,167,020, 17,775,994 and 18,254,478 shares issued and outstanding at March 31, 2008 and 2009 and September 30, 2009 (unaudited), respectively, and 64,184,538 shares outstanding pro forma (unaudited)	1	1	1	$3
Class A ordinary shares, $0.00005 par value — none authorized at March 31, 2008, 1,000,000 shares authorized at March 31, 2009 and September 30, 2009 (unaudited), and none authorized pro forma (unaudited); none issued and outstanding	—	—	—	—
Additional paid-in capital	4,023	6,565	8,522	59,153
Accumulated other comprehensive income	—	1	12	12
Retained earnings (accumulated deficit)	(13,860)	27,011	66,368	66,368

Total shareholders’ equity (deficit)	(9,836)	33,578	74,903	$125,536

Total liabilities, redeemable convertible preference shares and shareholders’ equity (deficit)	$51,041	$102,367	$162,547

The accompanying notes are an integral part of these consolidated financial statements

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
				(unaudited)
Revenue	$321	$49,607	$123,877	$66,884	$111,116
Cost of revenue	400	17,435	39,674	21,501	37,832

Gross profit (loss)	(79)	32,172	84,203	45,383	73,284

Operating expenses:
Research and development	10,247	17,333	26,979	11,626	19,600
Sales and marketing	1,224	3,312	7,600	3,273	4,778
General and administrative	1,040	2,754	5,895	2,460	4,182

Total operating expenses	12,511	23,399	40,474	17,359	28,560

Income (loss) from operations	(12,590)	8,773	43,729	28,024	44,724

Interest income	891	1,244	497	371	71
Other income (expenses), net	(4)	(15)	23	14	(29)

Income (loss) before income taxes	(11,703)	10,002	44,249	28,409	44,766
Provision for income taxes	—	2,900	3,378	2,380	5,409

Net income (loss)	$(11,703)	$7,102	$40,871	$26,029	$39,357

Net income (loss) per share
Basic	$(1.38)	$0.08	$0.62	$0.41	$0.60

Diluted	$(1.38)	$0.05	$0.44	$0.29	$0.41

Weighted-average shares used in computing net income (loss) per share
Basic	8,450,005	12,980,182	16,682,878	16,207,437	17,762,343
Diluted	8,450,005	20,716,471	23,895,726	23,249,063	25,644,594
Pro forma net income per share (unaudited)
Basic			$0.65		$0.62

Diluted			$0.59		$0.55

Weighted-average shares used in computing pro forma net income per share (unaudited)
Basic			62,612,938		63,692,403
Diluted			69,825,786		71,826,051

The accompanying notes are an integral part of these consolidated financial statements

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES, SHAREHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

	Redeemable Convertible Preference Shares						Total Preference Shares	Ordinary Shares		Additional Paid-In Capital	Deferred Stock- Based Compen- sation	Accumulated Other Compre- hensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity/ (Deficit)	Compre- hensive Income (Loss)
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Shares	Amount
Balance at March 31, 2006	26,057,102	$14,481	12,338,404	$15,728	—	$—	$30,209	13,282,166	$1	$2,282	$(753)	$(7)	$(9,259)	$(7,736)
Net loss													(11,703)	(11,703)	$(11,703)
Other comprehensive income
Unrealized gain on available-for-sale investment												7	—	7	7

Total comprehensive loss															$(11,696)

Issuance of Series B redeemable convertible preference shares, net of issuance cost of $2	—	—	46,704	58	—	—	58	—	—	—	—	—	—	—
Exercise of stock options								2,353,168		343				343
Share-based compensation	—	—	—	—	—	—	—	—	—	924	—	—	—	924
Reclassification of unamortized share-based compensation upon adoption of new accounting guidance	—	—	—	—	—	—	—	—	—	(753)	753	—	—	—

Balance at March 31, 2007	26,057,102	14,481	12,385,108	15,786	—	—	30,267	15,635,334	1	2,796	—	—	(20,962)	(18,165)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	7,102	7,102	$7,102

Issuance of Series C redeemable convertible preference shares, net of issuance cost of $131	—	—	—	—	7,487,850	20,366	20,366	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	646,478	—	178	—	—	—	178
Repurchase of shares	—	—	—	—	—	—	—	(114,792)	—	(6)	—	—	—	(6)
Share-based compensation	—	—	—	—	—	—	—	—	—	1,055	—	—	—	1,055

Balance at March 31, 2008	26,057,102	14,481	12,385,108	15,786	7,487,850	20,366	50,633	16,167,020	1	4,023	—	—	(13,860)	(9,836)

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES, SHAREHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) — (Continued)

(in thousands, except share and per share amounts)

	Redeemable Convertible Preference Shares						Total Preference Shares	Ordinary Shares		Additional Paid-In Capital	Deferred Stock- Based Compen- sation	Accumulated Other Compre- hensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity/ (Deficit)	Compre- hensive Income (Loss)
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Shares	Amount
Balance at March 31, 2008	26,057,102	$14,481	12,385,108	$15,786	7,487,850	$20,366	$50,633	16,167,020	$1	$4,023	$—	$—	$(13,860)	$(9,836)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	40,871	40,871	$40,871
Other comprehensive income
Unrealized gain on available-for-sale investment	—	—	—	—	—	—	—	—	—	—	—	1	—	1	1

Total comprehensive income															$40,872

Exercise of stock options	—	—	—	—	—	—	—	1,608,974	—	436	—	—	—	436
Share-based compensation	—	—	—	—	—	—	—	—	—	2,106	—	—	—	2,106

Balance at March 31, 2009	26,057,102	14,481	12,385,108	15,786	7,487,850	20,366	50,633	17,775,994	1	6,565	—	1	27,011	33,578
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	39,357	39,357	$39,357
Other comprehensive income
Unrealized gain on available-for-sale investment (unaudited)	—	—	—	—	—	—	—	—	—	—	—	11	—	11	11

Total comprehensive income (unaudited)															$39,368

Exercise of stock options (unaudited)	—	—	—	—	—	—	—	478,484	—	369	—	—	—	369
Share-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	1,588	—	—	—	1,588

Balance at September 30, 2009 (unaudited)	26,057,102	$14,481	12,385,108	$15,786	7,487,850	$20,366	$50,633	18,254,478	$1	$8,522	$—	$12	$66,368	$74,903

The accompanying notes are an integral part of these consolidated financial statements

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(11,703)	$7,102	$40,871	$26,029	$39,357
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	400	591	1,349	464	1,275
Share-based compensation	924	1,055	2,106	948	1,588
Deferred income taxes	—	—	(1,012)	(141)	74
Other noncash items	3	7	(46)	(19)	(66)
Changes in assets and liabilities:
Accounts receivable	(325)	(1,440)	(1,388)	(2,801)	(2,071)
Inventories	(104)	(13,747)	5,490	8,673	(146)
Prepaid expenses and other current assets	33	(711)	(5,645)	(6,068)	42
Other assets	20	(105)	—	—	(86)
Accounts payable	64	1,467	223	(455)	6,780
Customer prepayments	968	1,611	(2,088)	(916)	213
Income taxes payable	—	900	3,517	1,861	3,568
Other accrued expenses	371	1,858	3,488	1,984	5,543
Deferred margin	78	1,960	2,688	3,202	3,158
Other long-term liabilities	(14)	76	(35)	(14)	(24)

Net cash provided by (used in) operating activities	(9,285)	624	49,518	32,747	59,205

Cash flows from investing activities:
Purchase of short-term investments	(4,315)	(20,496)	(9,138)	(7,143)	(78,893)
Proceeds from maturities of short-term investments	10,939	25,284	7,200	—	8,000
Purchase of property and equipment	(319)	(1,431)	(3,647)	(858)	(3,493)

Net cash provided by (used in) investing activities	6,305	3,357	(5,585)	(8,001)	(74,386)

Cash flows from financing activities:
Payments on capital lease obligations	(63)	(172)	(43)	(33)	(4)
Proceeds from issuance of redeemable convertible preference shares, net of issuance costs	58	20,366	—	—	—
Proceeds from exercise of stock options	343	178	436	291	369
Repurchase of shares	—	(6)	—	—	—

Net cash provided by financing activities	338	20,366	393	258	365

Net increase (decrease) in cash and cash equivalents	(2,642)	24,347	44,326	25,004	(14,816)
Cash and cash equivalents at beginning of period	10,764	8,122	32,469	32,469	76,795

Cash and cash equivalents at end of period	$8,122	$32,469	$76,795	$57,473	$61,979

Supplemental disclosures of cash flow information:
Cash paid for interest	$3	$6	$4	$1	$3

Cash paid for income taxes	$—	$2,000	$856	$592	$1,773

Supplemental disclosure of noncash investing and financing activities:
Purchase of property and equipment under capital lease obligations	$218	$59	$41	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Telegent Systems, Inc. (the “Company”) was incorporated in the Cayman Islands on April 29, 2004. The Company is a fabless semiconductor company that develops and markets highly-integrated, high-performance, analog CMOS RF and mixed-signal system-on-a-chip solutions that enable new market opportunities for communications and computing platforms. The Company’s initial products enable the reception, processing and output of free-to-air analog broadcast television.

Subsequent Events

The Company has performed an evaluation of subsequent events through July 15, 2009 for the audited financial statements for the year ended March 31, 2009. For the six months ended September 30, 2009, the unaudited interim period presented herein, such evaluation was performed through November 23, 2009.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Information

The interim consolidated balance sheet as of September 30, 2009, consolidated statements of operations and of cash flows for the six months ended September 30, 2008 and 2009 and consolidated statements of redeemable convertible preference shares, shareholders’ equity (deficit) and comprehensive income (loss) for the six months ended September 30, 2009 and related interim information contained in the notes to these consolidated financial statements are unaudited. In the opinion of management, such unaudited interim consolidated information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes thereto. Results for the six months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010.

Unaudited Pro Froma Shareholders’ Equity

On September 15, 2009, the Company’s board of directors authorized the Company to file a Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) permitting the Company to proceed with an initial public offering of its common shares. Immediately prior to the closing of the initial public offering, all of the Company’s outstanding Class A ordinary shares and redeemable convertible preference shares will convert to an equivalent number of the Company’s common shares. The September 30, 2009 unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the Class A ordinary shares and redeemable convertible preference shares, is disclosed in the consolidated balance sheets.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, management evaluates the estimates and assumptions related to revenue recognition, allowances for doubtful accounts, allowances for inventory write-downs, warranty reserves, valuation of equity instruments, share-based compensation, deferred income taxes asset valuation allowances and uncertain tax positions. These estimates and assumptions are based on historical experience and on various other factors that the Company believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties and believes changes in any of the following areas could have a material adverse effect on the Company’s future financial position or results of operations or cash flows: new product development, including market receptiveness, litigation or claims against the Company based on intellectual property, patent, product regulatory or other factors, competition from other products, general economic conditions, the ability to attract and retain qualified employees and ultimately to sustain profitable operations.

The semiconductor industry is characterized by rapid technological change, competition, competitive pricing pressures and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions specific to the semiconductor industry and the Company’s particular market, the timely implementation of new products, new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns. As a result, the Company may experience significant period-to-period fluctuations in operating results due to the factors mentioned above or other factors.

The Company’s revenue may be impacted by its ability to obtain adequate wafer supplies from foundries and backend production capacity from the Company’s test and assembly subcontractors. The foundry with which the Company currently has an arrangement, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of the Company’s manufacturing requirements on a timely basis and/or at favorable prices. The Company is also subject to the risks of service disruptions, raw material shortages and price increases by its foundry. Such disruptions, shortages and price increases could harm the Company’s operating results.

Indemnification Obligations

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold and certain intellectual property rights. Generally, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. It is not possible to predict the maximum potential amount of future payments

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

under these or similar agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. To date, the Company has not made any payments with respect to any indemnity obligations.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. The Company is exposed to credit risk in the event of default by the financial institutions. Risks associated with cash and cash equivalents are mitigated by banking with credit-worthy financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition.

The Company’s significant customers consist primarily of distributors. The following table sets forth the Company’s significant customers:

	% of Revenue					% of Accounts Receivable at
	Year Ended March 31,			Six Months Ended September 30,		March 31,		September 30,
	2007	2008	2009	2008	2009	2008	2009	2009
				(Unaudited)				(Unaudited)
Customer A	58%	55%	56%	57%	53%	49%	27%	52%
Customer B	23%	24%	29%	26%	29%	50%	33%	11%
Customer C	*	*	*	*	16%	*	40%	36%
Customer D	*	14%	*	*	*	*	*	*

*	Less than 10% of total revenue or accounts receivable

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company believes that the carrying amounts of the financial instruments approximate their respective current fair value due to their relatively short maturity. Short-term investments, which consist of available-for-sale securities, are reported at fair value with net unrealized gains or losses reported as a separate component of other comprehensive income (loss) within shareholders’ equity (deficit).

Cash Equivalents and Short-Term Investments

The Company considers highly liquid investments that are readily convertible into cash and have original maturities of less than three months at the date of purchase to be cash equivalents. Investments in securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments.

The Company’s short-term investments are classified as available-for-sale securities and are carried at fair value, with net unrealized gains or losses reported as a separate component of other comprehensive income (loss) within the shareholders’ equity (deficit). Realized gains and losses on available-for-sale securities are determined using the specific-identification method and are included in interest income. Premiums and discounts are amortized over the period from acquisition to maturity and are included in interest income, along with interest and dividends.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. To date, the Company has not recorded an allowance for doubtful accounts.

Inventories

Inventories consist of processed silicon wafers and raw materials, work-in-process and finished goods. Inventories are stated at the lower of cost or market, and cost is determined using standard cost, which approximates actual cost on a weighted-average basis. Shipping and handling costs are classified as a component of cost of revenue in the consolidated statements of operations.

Allowances for inventory write-downs are considered for excess inventory generally based on inventory levels in excess of forecasted demand, as estimated by management, for each specific product. The allowance is not reversed until the inventory is sold or scrapped. Allowances are also established when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels or other causes. These allowances, once recorded, result in a new cost basis for the related inventory.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line method over the estimated useful lives of the assets, generally between two to five years, or the lease term of the respective assets. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or useful lives of the assets. Maintenance and repairs are charged to expense as incurred. The estimated useful life for each asset category is as follows:

Estimated Useful Life
Computer, office and lab equipment	2 to 3 years
Computer software	2 years
Furniture and fixtures	3 years
Leasehold improvements	5 years

Impairment of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company estimates the future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. To date, the Company has not recorded any impairment charges related to long-lived assets.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Internal Use Software Development Costs

Certain external and internal computer software costs incurred during the application development stage are required to be capitalized. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized costs are included within property and equipment, and to date have not been material.

Foreign Currency Translation

The United States dollar is the functional currency for the Company and its subsidiaries. Foreign currency monetary balance sheet accounts are remeasured into United States dollars at end-of-period exchange rates. Nonmonetary balance sheet accounts, such as property and equipment, and equity, are remeasured at historical exchange rates. Operational accounts are remeasured at average exchange rates in effect during each period, except for those expenses related to the nonmonetary balance sheet accounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in other income (expense), net in the consolidated statements of operations, and, to date, have not been material.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Under these criteria, revenue from the sale of products is recognized upon shipment according to the Company’s shipping terms, net of accruals for estimated sales returns or credits under certain circumstances. Sales to distributors are made under agreements allowing for returns or credits under certain circumstances. The Company defers recognition of revenue and related costs of revenue on sales to distributors until the distributors sell the merchandise. The following table sets forth the deferred revenue and related deferred cost of revenue in the Company’s consolidated balance sheets:

	March 31,		September 30,
	2008	2009	2009
			(Unaudited)
	(in thousands)
Deferred revenue on shipments to distributors	$3,103	$7,210	$12,107
Deferred cost of revenue on shipments to distributors	(1,065)	(2,484)	(4,223)

Deferred margin	$2,038	$4,726	$7,884

The Company offers rebates that are accounted for as reductions to revenue in the same period that the related revenue is recognized. The amount of these reductions is calculated based on agreed rebate rates and product purchases, subject to terms and restrictions in the Company’s various rebate agreements.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Product Warranty

The Company accrues for estimated warranty costs at the time revenue is recognized. Warranty cost is estimated based on anticipated warranty claims. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future.

The following table sets forth changes in the warranty accrual included in accrued liabilities in the Company’s consolidated balance sheets:

	Year Ended March 31,		Six Months Ended September 30,
	2008	2009	2009
			(Unaudited)
	(in thousands)
Beginning balance	$14	$116	$46
Warranties issued	104	48	25
Change in estimate	—	(115)	—
Settlements	(2)	(3)	(1)

Ending balance	$116	$46	$70

Research and Development

Research and development (“R&D”) costs are expensed as incurred and consist primarily of personnel costs, product development costs, which includes engineering services, development software and hardware tools, license fees, cost of fabrication of masks for prototype products, other development materials costs, depreciation of equipment used in research and development and allocated facilities costs.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising and promotional expenses were not significant for all the periods presented.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby the Company estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company’s consolidated balance sheets.

The Company must also make judgments whether the deferred tax assets will be recovered from future taxable income. To the extent that it believes that recovery is not likely, the Company must establish a valuation allowance. The carrying value of the Company’s net deferred tax asset is based on its belief that it is more likely than not that the Company will generate sufficient future taxable income in particular jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets which the Company does not believe meet the “more likely than

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

not” criteria. The Company’s judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently its estimates change in the future, the valuation allowances the Company has established may be increased or decreased, resulting in a respective increase or decrease in income tax expense. The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses, the tax laws and regulations in each geographic region in which it operates, the availability of tax credits and carryforwards, and the effectiveness of its tax planning strategies.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on accounting for uncertainty in income taxes, which requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The guidance further prescribes the benefit to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company adopted the guidance on April 1, 2007 and the provisions of the guidance have been applied to all income tax positions commencing from that date. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The only component of other comprehensive income (loss) for the Company is the unrealized gain on the Company’s available-for-sale securities. Comprehensive income (loss) is disclosed in the consolidated statements of redeemable convertible preference shares, shareholders’ equity (deficit) and comprehensive income (loss).

Share-Based Compensation

On April 1, 2006, the Company adopted the new authoritative accounting guidance for share-based compensation using the modified prospective transition method and accordingly, prior periods have not been restated to reflect the impact of the new accounting guidance. Under this method, the Company’s share-based compensation costs recognized during the fiscal years after the adoption consisted of compensation costs for all share-based payment awards granted subsequent to April 1, 2006 and of compensation costs related to share-based payment awards that were unvested on April 1, 2006. The Company adopted the straight-line method of allocating employee compensation cost over the requisite service period of the related award. As share-based compensation expense recognized in the statements of operations is based on options ultimately expected to vest, it has been reduced by the amount of estimated forfeitures. Forfeitures are estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from estimates.

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Determining the fair value of share-based awards at the grant date requires the input of various assumptions, including fair value of the underlying ordinary share, expected future share price volatility, expected term, risk-free interest rate and dividend rate. The Company established the

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

expected term and estimated forfeiture rates based on the historical average period of time that options were outstanding as adjusted for expected changes in future exercise patterns. The Company based its estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected life of the options. The expected dividend yield is zero because the Company has not historically paid dividends and has no present intention to pay dividends.

The Company recognizes non-employee share-based compensation expenses based on the estimated fair value of the equity instrument determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. The fair value of the non-employee awards is remeasured at each reporting period until services required under the arrangement have been completed, which is the vesting date.

The accounting guidance for share-based compensation prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. As a result, the Company only recognizes a benefit from share-based compensation in paid-in capital if an incremental tax benefit is realized or realizable after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect benefits of share-based compensation on the U.S. federal and California state research tax credits through the consolidated statements of operations rather than through paid-in capital.

Net Income (Loss) Per Share

The Company applies the two-class method for calculating and presenting net income (loss) per ordinary share. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with ordinary shares according to a predetermined formula. Basic net income (loss) per share is calculated by dividing net income allocable (loss attributable) to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income allocable (loss attributable) to ordinary shareholders and income allocable to participating securities to the extent they are dilutive, by the weighted average number of ordinary shares and potential dilutive ordinary share equivalents outstanding during the period if the effect is dilutive. The Company’s potential dilutive ordinary share equivalents consist of incremental ordinary shares issuable upon the exercise of options to purchase ordinary shares and upon conversion of its redeemable convertible preference shares.

Effective April 1, 2009, the Company adopted the new accounting guidance for determining whether instruments granted in share-based payment transactions are participating securities. The guidance clarified that share-based payment awards that have not yet vested meet the definition of a participating security provided the right to receive the dividend is non-forfeitable and non-contingent. These participating securities should be included in the computation of basic net income per share under the two-class method. The Company has concluded that its non-vested restricted share awards and the non-vested early-exercised options meet the definition of a participating security and should be included in the Company’s computation of basic earnings per share. All prior period net income per share data presented have been prepared to conform with the provisions of this accounting guidance.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Reclassifications

Certain prior period balances have been reclassified to conform to the current period financial statement presentation. The reclassifications are primarily related to the adoption of new accounting guidance on accounting for uncertainty in income taxes effective April 1, 2007. Other reclassifications did not have material impact on historical consolidated financial statements.

Recent Authoritative Accounting Guidance

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance applies prospectively to the Company’s business combinations, if any, for which the acquisition date was on or after April 1, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial position, results of operations or disclosures.

In December 2007, the FASB revised the authoritative guidance to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The guidance was effective for the Company’s fiscal year beginning April 1, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial position, results of operations or disclosures.

In May 2009, the FASB issued new accounting guidance relating to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. This accounting guidance is effective for interim or annual periods ending after June 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial position, results of operations or disclosures.

In June 2009, the FASB revised the authoritative guidance for variable interest entities, which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new accounting guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. The new accounting guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company does not expect that the adoption of the guidance will have a material impact on its consolidated financial position, results of operations or disclosures.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Effective July 2009, the FASB adopted the FASB Accounting Standards Codification, or the Codification, as the official single source of authoritative U.S. GAAP. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change U.S. GAAP, but it will change the way U.S. GAAP is organized and presented. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification did not have an impact on the Company’s financial position condition or results of operations, or disclosures.

In September 2009, the FASB reached final consensus on a new revenue recognition guidance regarding revenue arrangements with multiple deliverables. The new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The new accounting guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company is currently evaluating the potential impact of the new accounting guidance on its consolidated position, results of operations and disclosures.

Note 2 — BALANCE SHEET COMPONENTS:

Inventories

The following table sets forth the inventories on the Company’s consolidated balance sheets:

	March 31,		September 30,
	2008	2009	2009
			(Unaudited)
	(in thousands)
Raw materials	$8,722	$3,542	$2,927
Work-in-progress	934	2,456	3,533
Finished goods	4,195	2,363	2,047

	$13,851	$8,361	$8,507

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Property and Equipment, Net

The following table sets forth the property and equipment, net, on the Company’s consolidated balance sheets:

	March 31,		September 30,
	2008	2009	2009
			(Unaudited)
	(in thousands)
Computer, office and lab equipment	$1,781	$4,343	$5,169
Computer software	957	1,805	4,278
Furniture and fixtures	145	214	391
Leasehold improvements	12	249	276

	2,895	6,611	10,114
Less: Accumulated depreciation and amortization	(1,181)	(2,484)	(3,759)

	$1,714	$4,127	$6,355

Depreciation and amortization expense was $400,000, $591,000 and $1.3 million for the years ended March 31, 2007, 2008 and 2009, respectively, and $464,000 (unaudited) and $1.3 million (unaudited) for the six months ended September 30, 2008 and 2009, respectively.

Property and equipment includes $280,000, $321,000 and $321,000 (unaudited) of equipment under capital leases at March 31, 2008 and 2009, and September 30, 2009, respectively. Accumulated amortization of assets under capital leases totaled $114,000, $212,000 and $265,000 (unaudited) at March 31, 2008 and 2009, and September 30, 2009, respectively.

Accrued Expense and Other Liabilities

The following table sets forth the accrued expense and other liabilities on the Company’s consolidated balance sheet:

	March 31,		September 30,
	2008	2009	2009
			(Unaudited)
	(in thousands)
Accrued payroll	$372	$818	$1,159
Accrued bonus	206	1,014	1,012
Accrued product development costs	54	1,306	1,265
Accrued taxes	238	803	884
Accrued consulting and professional services	378	641	1,160
Accrued manufacturing costs	499	435	627
Accrued rebates	—	—	4,633
Accrued warranty	116	46	70
Other accrued liabilities	478	596	569

	$2,341	$5,659	$11,379

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 3 — CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

As of March 31, 2008 and 2009 and September 30, 2009, the Company had $32.5 million, $78.8 million and $134.9 million (unaudited), respectively, in cash, cash equivalents and short-term marketable securities investments. The Company maintains an investment portfolio of various security holdings, types and maturities. The Company places its cash investments in instruments that meet credit quality standards, as specified in its investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

The following table sets forth the Company’s cash, cash equivalents and short-term investments by security type:

	March 31, 2008		March 31, 2009			September 30, 2009
	Amortized Cost	Estimated Fair Value	Amortized Cost	Unrealized Gain	Estimated Fair Value	Amortized Cost	Unrealized Gain	Estimated Fair Value
(in thousands)						(Unaudited)
Cash	$5,824	$5,824	$32,996	$—	$32,996	$23,236	$—	$23,236
Money market funds	26,645	26,645	43,799	—	43,799	38,743	—	38,743
U.S. Treasury bills	—	—	1,997	1	1,998	72,957	12	72,969

Total	$32,469	$32,469	$78,792	$1	$78,793	$134,936	$12	$134,948

Classified as
Cash and cash equivalents		$32,469			$76,795			$61,979
Short-term investments		—			1,998			72,969

Total		$32,469			$78,793			$134,948

All of the Company’s cash equivalents and short-term investments had maturities of one year or less at March 31, 2009 and September 30, 2009 (unaudited). Gross unrealized loss was not material and there were no sales of marketable securities for all periods presented.

Note 4 — FAIR VALUE MEASUREMENTS

Effective April 1, 2008, the Company adopted the new authoritative guidance for fair value measurements with respect to its financial assets and financial liabilities, and the guidance for fair value option for financial assets and financial liabilities. Effective April 1, 2009, the Company adopted the new authoritative guidance for fair value measurements with respect to its non-financial assets and non-financial liabilities. The adoption of the guidance for fair value measurement did not have a material impact on the Company’s consolidated financial statements and the resulting fair values calculated after adoption were not significantly different than the fair values that would have been calculated under previous guidance. The guidance for the fair value option for financial assets and financial liabilities provides companies the irrevocable option to measure financial assets and liabilities at fair value with unrealized gains and losses recognized in earnings. The Company has not elected to measure any financial assets or liabilities at fair value that were not previously required to be measured at fair value.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Effective April 1, 2009, the Company also adopted the new authoritative guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value. In addition, the Company adopted another new authoritative guidance for recognition and presentation of other than temporary impairments, which amends the previous guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities in the financial statements. Where credit losses exist, the portion of the impairment related to those credit losses should be recognized in earnings. The adoption of the new accounting guidance did not have a material impact on the Company’s consolidated financial position, results of operations or disclosures.

Under the new guidance, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The 3-tier fair value hierarchy is as follows:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All of the Company’s investments are classified as cash equivalents and marketable securities and consist of money market funds and U.S Treasury bills. The Company determines the fair value of all of its investments based on Level 1 inputs. The money market funds are traded in active exchange markets and the U.S. Treasury securities are highly liquid and are actively traded in over-the-counter markets. The Company does not have any assets or liabilities that are classified within Level 2 or Level 3.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 5 — INCOME TAXES

Income tax expense consisted of the following for the periods indicated:

	Year Ended March 31,
	2007	2008	2009
	(in thousands)
Current:
U.S. federal tax	$—	$2,679	$2,826
U.S. state taxes	—	59	152
Non-U.S. foreign taxes	—	162	1,412

	$—	$2,900	$4,390

Deferred:
U.S. federal tax	—	—	(721)
U.S. state taxes	—	—	(131)
Non-U.S. foreign taxes	—	—	(160)

	—	—	(1,012)

Total income tax expense	$—	$2,900	$3,378

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended March 31,
	2007	2008	2009
	(in thousands)
U.S. operations	$(1,406)	$10,989	$2,001
Non-U.S. operations	(10,297)	(987)	42,248

Income (loss) before income taxes	$(11,703)	$10,002	$44,249

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:

	Year Ended March 31,
	2007	2008	2009
	(in thousands)
U.S. federal tax at statutory rate	$(3,979)	$3,401	$15,045
U.S. state taxes	—	58	(32)
Non-U.S. foreign tax differential	3,501	1,178	(10,648)
Change in valuation allowance	463	(915)	(187)
U.S. federal R&D credits	—	(832)	(840)
Other	15	10	40

Total income tax expense	$—	$2,900	$3,378

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities were as follows:

	March 31,
	2008	2009
	(in thousands)
Deferred tax assets:
Accruals and reserves	$127	$969
R&D credits	888	1,318
Property and equipment	39	20
Stock-based compensation	56	127
Net operating loss carryforwards	688	—
Other	6	4

Gross deferred tax assets	1,804	2,438

Valuation allowance	(1,804)	(1,068)

Total deferred tax assets	—	1,370

Deferred tax liabilities:
Property and equipment	—	(358)

Net deferred tax assets	$—	$1,012

As a multinational corporation, the Company conducts its business in several countries and regions and is subject to taxation in those jurisdictions. The Company is incorporated in the Cayman Islands with subsidiaries in the U.S., China and other foreign countries and regions. As a result, the Company’s worldwide operating income is subject to varying rates of tax. Dividend distributions received from the Company’s U.S. subsidiary and certain other foreign subsidiaries may be subject to local country withholding taxes when, and if, distributed. Deferred tax liabilities have not been recorded on unremitted earnings of certain subsidiaries because management’s intent is to indefinitely reinvest any undistributed earnings in those subsidiaries. It is not practical to determine the amount of the liability if dividends from those subsidiaries were to occur. Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $6.0 million at March 31, 2009.

The Company has federal and California state research and development credit carryforwards of approximately $250,000 and $1.6 million at March 31, 2009, respectively. The Company also has $51,000 of California minimum tax credit carryforward at March 31, 2009. The federal research credit will expire in 2029. The California credits can be carried forward indefinitely. The Company is reporting a valuation allowance against the credit carryforwards due to uncertainty regarding the future utilization of these deferred tax assets.

As of March 31, 2008 and 2009, the Company had deferred tax assets (net of deferred tax liabilities) before valuation allowance, of $1.8 million and $2.1 million, respectively. Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Management evaluates the recoverability of deferred tax assets and the level of the valuation allowance in light of this uncertainty and had established a valuation allowance in an amount equal to the deferred tax assets at March 31, 2008. During the fourth quarter of fiscal 2009, the

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Company released the valuation allowance on all federal and California deferred tax assets other than California credit carryforwards as the Company has sufficient positive evidence to indicate that the valuation allowance should be released as a result of the Company’s history of profitable operations in the United States. The net valuation allowance decreased by approximately $1.2 million and $736,000 during the years ended March 31, 2008 and 2009, respectively.

Utilization of the research credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the U.S. Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the research credit carryforwards before utilization.

Effective April 1, 2007, the Company adopted the provisions of FASB’s guidance on accounting for uncertainty in income taxes. The implementation did not result in a material adjustment to the liability for unrecognized income tax benefits. At the adoption date of April 1, 2007, the Company had approximately $740,000 of unrecognized tax benefits, all of which would affect the Company’s effective tax rate if recognized. As of March 31, 2009, the Company had approximately $5.1 million in unrecognized tax benefits, all of which would affect the Company’s effective tax rate if recognized. The following table sets forth a reconciliation of the beginning and ending amount of unrecognized tax benefits:

	Year Ended March 31,
	2008	2009
	(in thousands)
Beginning balance	$740	$1,442
Gross increase for tax positions of current year	702	3,498
Gross increase for tax positions of prior years	—	202

Ending balance	$1,442	$5,142

The Company classified $1.0 million and $3.8 million of income tax liabilities as noncurrent liabilities as of March 31, 2008 and 2009, respectively, because payment of cash or settlement is not anticipated within one year from the balance sheet date. The Company recorded $0 and $215,000 of interest expense and penalties related to uncertain tax positions for the years ended March 31, 2008 and 2009, respectively. These noncurrent income tax liabilities totaling $1.0 million and $4.1 million were recorded as long-term tax liabilities in the consolidated balance sheets as of March 31, 2008 and 2009, respectively.

The Company files U.S. federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The Company’s tax returns for the fiscal 2005 through fiscal 2009 tax years remain subject to examination by federal tax authorities, and the fiscal 2005 through fiscal 2009 tax years remain subject to examination by state tax authorities. The U.S. Internal Revenue Service is currently examining the fiscal 2008 tax return of the Company’s U.S. subsidiary. In significant foreign jurisdictions the fiscal 2006 through fiscal 2009 tax years generally remain subject to examination by tax authorities.

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, the Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next 12 months.

Note 6 — NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of the basic and diluted income (loss) per share for the periods indicated:

	Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
				(Unaudited)
	(in thousands, except share and per share amounts)
Numerator:
Net income (loss)	$(11,703)	$7,102	$40,871	$26,029	$39,357
Less: Amount allocable to participating preference shareholders	—	(6,049)	(30,320)	(19,291)	(28,599)
Less: Amount allocable to unvested share-based payment awards	—	(53)	(169)	(141)	(126)

Net income (loss) allocable to ordinary shareholders — basic	$(11,703)	$1,000	$10,382	$6,597	$10,632

Add: Amount allocable to unvested share-based payment awards	—	53	169	141	—

Net income (loss) allocable to ordinary shareholders — diluted	$(11,703)	$1,053	$10,551	$6,738	$10,632

Denominator:
Weighted-average ordinary shares outstanding	13,770,197	15,815,152	17,088,886	16,701,184	18,013,740
Less: Weighted-average unvested ordinary shares subject to repurchase	(5,320,192)	(2,834,970)	(406,008)	(493,747)	(251,398)

Weighted-average shares — basic	8,450,005	12,980,182	16,682,878	16,207,437	17,762,342

Effect of potentially dilutive securities:
Add: Weighted-average unvested ordinary shares subject to repurchase	—	2,834,970	406,008	493,747	—
Add: Options to purchase ordinary shares	—	4,901,319	6,806,840	6,547,879	7,882,251

Adjusted weighted-average shares — diluted	8,450,005	20,716,471	23,895,726	23,249,063	25,644,593

Net income (loss) per share:
Basic	$(1.38)	$0.08	$0.62	$0.41	$0.60

Diluted	$(1.38)	$0.05	$0.44	$0.29	$0.41

Net income has been allocated to the ordinary shares, redeemable convertible participating preference shares and unvested restricted ordinary shares based on their respective rights to share in dividends.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following weighted-average potentially dilutive securities were excluded from the computation of diluted net income (loss) per share computation as their effect would have been antidilutive:

	Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
				(Unaudited)
Options to purchase ordinary shares	2,691,909	1,165,511	2,179,653	2,036,469	2,367,150
Ordinary shares subject to repurchase	5,320,192	—	—	—	251,398
Redeemable convertible preference shares (if-converted basic)	38,424,424	44,542,931	45,930,060	45,930,060	45,930,060

	46,436,525	45,708,442	48,109,713	47,966,529	48,548,608

Unaudited Pro Forma Net Income per Share

Pro forma basic and diluted net income per share have been computed to give effect to the conversion of the Company’s redeemable convertible preference shares (using the if-converted method) into ordinary shares as though the conversion had occurred at the beginning of the periods presented.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table sets forth the computation of unaudited pro forma basic and diluted net income per share for the periods indicated:

	Year Ended March 31, 2009	Six Months Ended September 30, 2009
	(Unaudited)
	(in thousands, except share and per share amounts)
Numerator:
Net income	$40,871	$39,357
Less: Amount allocable to unvested restricted ordinary shares	(169)	(126)

Net income allocable to ordinary shareholders — basic	$40,702	$39,231

Add: Amount allocable to unvested share-based payment awards	169	126

Net income allocable to ordinary shareholders — diluted	$40,871	$39,357

Denominator:
Weighted-average shares used to compute basic net income per share	16,682,878	17,762,342
Pro forma adjustments to reflect assumed weighted effect of conversion of preference shares	45,930,060	45,930,060

Pro forma weighted-average shares — basic	62,612,938	63,692,402

Pro forma weighted-average shares — basic	62,612,938	63,692,402
Add: Weighted-average unvested ordinary shares subject to repurchase	406,008	251,398
Add: Options to purchase ordinary shares	6,806,840	7,882,251

Pro forma adjusted weighted-average shares — diluted	69,825,786	71,826,051

Pro forma net income per share:
Basic	$0.65	$0.62

Diluted	$0.59	$0.55

Note 7 — REDEEMABLE CONVERTIBLE PREFERENCE SHARES

Redeemable convertible preference shares at March 31, 2008 and 2009 and September 30, 2009 (unaudited) consisted of the following:

			# of Ordinary Shares Could be Issued upon Conversion	Initial Liquidation Preference	Proceeds Net of Issuance Costs
	Shares
Series	Authorized	Outstanding
				(in thousands)
A	26,057,102	26,057,102	26,057,102	$14,722	$14,481
B	12,385,108	12,385,108	12,385,108	15,905	15,786
C	7,500,000	7,487,850	7,487,850	20,330	20,366

	45,942,210	45,930,060	45,930,060	$50,957	$50,633

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

In December 2007, the board of directors authorized a two-for-one forward stock split of the Company’s share capital. The par value and the number of redeemable convertible preference shares have been retrospectively adjusted to the earliest period presented in these financial statements.

The rights, preferences and privileges of the Series A redeemable convertible preference shares (“Series A preference shares”), Series B redeemable convertible preference shares (“Series B preference shares”) and Series C redeemable convertible preference shares (“Series C preference shares”) are as follows:

Dividends

The holders of the outstanding Series A preference shares, Series B preference shares and Series C preference shares are entitled to receive, when, as and if declared by the board of directors upon the approval of the holders of at least a majority of the outstanding redeemable convertible preference shares, a noncumulative dividend at the rate of $0.03395, $0.0771 and $0.1629 per share per annum on each outstanding Series A preference share, Series B preference share and Series C preference share, respectively. Such dividends are payable in preference to any dividends for ordinary shares or Class A ordinary shares declared by the board of directors. After payments of such dividends, any dividends shall be distributed among the holders of preference shares and ordinary shares pro rata based on the numbers of ordinary shares then held by each holder (assuming conversion of all such preference shares into ordinary shares). No dividends have been declared or paid to date.

Conversion Rights

Each redeemable convertible preference share is convertible, at the option of the holder, at any time, into ordinary shares determined by dividing (i) $0.5650 in the case of the Series A preference shares, (ii) $1.2842 in the case of the Series B preference shares, and (iii) $2.715 in the case of the Series C preference shares by the conversion price applicable to such redeemable convertible preference share. The initial conversion price per share is $0.5650 for Series A preference shares, $1.2842 for Series B preference shares and $2.715 for Series C preference shares. The initial conversion price is the same as the original issue price, except for 122,682 Series C preference shares, for which the original issue price was $4.075, and the conversion price is $2.715. The conversion price is subject to adjustment.

Each redeemable convertible preference share shall automatically be converted into a number of ordinary shares at the then-effective conversion price for each redeemable convertible preference share immediately upon the earlier of: (i) the Company’s sale of its ordinary shares in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price which results in aggregate gross proceeds to the Company of not less than $30 million (before deduction of underwriting discounts and commissions), (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding Series A and Series B preference shares, voting together as a single class, or (iii) with respect to each of the Series C preference shares, the date specified by written consent or agreement by the holders of 66 2/3 of the then outstanding Series C preference shares, voting as a separate class.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Initial Liquidation Preference

Upon liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the redeemable convertible preference shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of ordinary shares or Class A ordinary shares, an amount equal to $0.5650, $1.2842 and $2.715 per share for each Series A preference share, Series B preference share and Series C preference share, respectively, plus any declared but unpaid dividends on such share. If, upon the occurrence of such event, the assets and funds distributed among the holders of the preference shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among holders of the redeemable convertible preference shares in proportion to the preferential amount each such holder is otherwise entitled to receive.

Second Liquidation Preference

Upon completion of the initial liquidation preference distribution, the holders of Series C preference shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A preference shares, Series B preference shares, ordinary shares and Class A ordinary shares, an aggregate amount per share equal to $4.0725 per share for each Series C preference share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of Series C preference shares is insufficient to permit payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed among the holders of Series C preference shares pro rata based on the number of Series C preference shares held.

Distribution Following Initial and Secondary Liquidation Preferences

Upon the completion of the initial and secondary liquidation preferences, the remaining assets of the Company available for distribution to the shareholders shall be distributed among the holders of the redeemable convertible preference shares, ordinary shares and Class A ordinary shares pro rata based on the number of ordinary shares held by each (assuming conversion of all such redeemable convertible preference shares and Class A ordinary shares into ordinary shares), provided that as between holders of redeemable convertible preference shares, the redeemable convertible preference share portion of the remaining assets shall be distributed ratably in proportion to the preferential amount each holder is entitled to receive, until (i) with respect to the holders of Series A preference shares, such holders shall have received $1.6956 per share, (ii) with respect to the holders of Series B preference shares, such holders shall have received $3.8526 per share and (iii) with respect to the holder of Series C preference shares, such holders shall have received $8.145 per share. If assets remain in the Company, the holders of ordinary shares or Class A ordinary shares shall receive all of the remaining assets of the Company pro rata based on the number of ordinary shares held (assuming conversion of all such Class A ordinary shares into ordinary shares).

Deemed Liquidation

A liquidation, dissolution or winding up of the Company shall be deemed to occur if the Company sells, conveys, or otherwise disposes of all or substantially all of its property or business or merges with or into or consolidate with any other company. The redeemable convertible preference shares are redeemable upon liquidation of the Company.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Voting Rights

The holders of Series A, Series B and Series C preference shares have the same voting rights as the holders of ordinary shares and are entitled to the number of votes equal to the number of ordinary shares into which redeemable convertible preference shares could be converted.

Note 8 — ORDINARY SHARES

The Company has two classes of ordinary shares: ordinary shares and Class A ordinary shares. The Company’s amended and restated memorandum and articles of association authorize the Company to issue 80,000,000 ordinary shares of a par value of $0.00005 each and 1,000,000 Class A ordinary shares of a par value of $0.00005 each. Each ordinary share has the right to one vote. The holders of Class A ordinary shares have no voting rights and are not entitled to vote on any matter. The holders of ordinary shares and Class A ordinary shares are entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holder of preference shares outstanding having priority rights as to dividends. No dividends have been declared or paid to date.

Each Class A ordinary share shall automatically be converted into one ordinary share immediately prior to the closing of the Company’s initial public offering.

In December 2007, the board of directors authorized a two-for-one forward stock split of the Company’s share capital. The par value and the number of ordinary share have been retrospectively adjusted to the earliest period presented in these financial statements.

Note 9 — EQUITY INCENTIVE PROGRAM

Stock Option Plan

The Company’s 2004 Share Plan (“the 2004 Plan”) was adopted in August 2004 and has been amended through December 2008 by the board of directors. The 2004 Plan provides for the issuance of options to purchase ordinary shares and Class A ordinary shares and rights to purchase restricted ordinary shares and Class A ordinary shares to employees, directors and consultants of the Company. Subject to adjustment for certain changes in the Company’s capital structure, the maximum aggregate number of ordinary shares and Class A ordinary shares that may be issued under the 2004 Plan is 21,600,000.

Options granted under the 2004 Plan may be either incentive share options (“ISO”) or nonqualified share options (“NSO”). ISOs may be granted only to employees and NSOs may be granted to employees, directors and consultants. The exercise price of an ISO and NSO shall not be less than 100% and 85%, respectively, of the fair value of the shares on the date of grant, and the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted under the 2004 Plan generally have a term of five to ten years from the date of grant. The 2004 Plan allows for time-based and performance-based vesting for equity incentive awards. As of September 30, 2009, the Company had not issued any performance-based equity incentive awards.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Options granted to new employees become exercisable over a period of up to four years, generally with one-fourth of the shares vesting one year from the vesting commencement date, and the remaining shares vesting in 36 equal monthly installments thereafter. Vesting schedules for options granted to employees vary but may not exceed ten years, subject to approval by the board of directors.

Certain employees have the right to early-exercise unvested options, subject to rights held by the Company to repurchase unvested shares at their original purchase price in the event of termination of employment. Shares issued under the 2004 Plan and later repurchased by the Company pursuant to any repurchase right are not available for future grant under the 2004 Plan. During the year ended March 31, 2008, 114,792 nonvested forfeited shares were repurchased. As of March 31, 2009 and September 30, 2009, there were 285,000 and 213,750 (unaudited) nonvested shares, respectively, subject to the Company’s repurchase rights.

The following table sets forth the option activity under the Company’s 2004 Plan for the periods indicated:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price ($ per share)	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
					(in thousands)
Balance at March 31, 2006	3,686,334	7,131,500
Options granted	(3,912,700)	3,912,700	$0.37
Options exercised		(2,353,168)	0.15
Options forfeited or canceled	262,086	(262,086)	0.26

Balance at March 31, 2007	35,720	8,428,946	0.21
Shares authorized	4,000,000
Options granted	(3,550,000)	3,550,000	0.93
Options exercised		(646,478)	0.28
Options forfeited or canceled	506,916	(506,916)	0.26

Balance at March 31, 2008	992,636	10,825,552	0.44
Shares authorized	5,500,000
Options granted	(5,245,900)	5,245,900	2.15
Options exercised		(1,608,974)	0.27
Options forfeited or canceled	376,167	(376,167)	1.03

Balance at March 31, 2009	1,622,903	14,086,311	1.09	7.83	$17,121
Options granted (unaudited)	(1,890,500)	1,890,500	4.18
Options exercised (unaudited)		(478,484)	0.77		1,244
Options forfeited or canceled (unaudited)	901,000	(901,000)	2.03

Balance at September 30, 2009 (unaudited)	633,403	14,597,327	1.44	7.55	60,755

Vested at March 31, 2009		5,961,175	0.43	6.50	10,888
Vested and expected to vest at March 31, 2009		13,836,360	1.07	7.80	16,974

Vested at September 30, 2009 (unaudited)		7,040,430	0.58	6.30	35,345
Vested and expected to vest at September 30, 2009 (unaudited)		14,156,848	1.40	7.50	59,478

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

As of March 31, 2009 and September 30, 2009, 600,000 and 750,000 (unaudited) shares, respectively, of the outstanding options were exercisable into Class A ordinary shares.

The intrinsic value of options outstanding, exercisable and expected-to-vest is calculated based on the difference between the exercise price and the fair value of the Company’s ordinary shares as of the respective balance sheet date. The intrinsic value of exercised options is calculated based on the difference between the exercise price and the fair value of the Company’s ordinary shares as of the exercise date.

The following table summarizes information about options outstanding and exercisable at March 31, 2009:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($ per share)	Number Outstanding	Weighted Average Exercise Price ($ per share)
$0.04 - $0.30	4,179,162	6.07	$0.13	3,607,160	$0.11
$0.39 - $0.75	2,545,840	7.01	0.48	1,129,041	0.46
$0.85 - $1.375	2,167,461	6.66	1.09	939,389	1.17
$1.50 - $2.25	3,285,848	9.21	1.87	229,545	1.76
$2.40 - $2.70	1,908,000	9.46	2.63	56,040	2.70

	14,086,311	7.83		5,961,175

The following table summarizes information about options outstanding and exercisable at September 30, 2009 (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($ per share)	Number Outstanding	Weighted Average Exercise Price ($ per share)
$0.04 - $0.055	2,786,786	5.34	$0.05	2,786,786	$0.05
$0.30 - $0.50	3,221,570	6.40	0.37	2,144,526	0.36
$0.75 - $1.05	1,655,562	8.03	0.90	670,464	0.89
$1.25 - $1.50	1,947,811	7.54	1.42	940,780	1.41
$2.25 - $3.00	3,547,098	9.19	2.49	489,666	2.52
$3.45 - $4.50	1,259,000	9.80	4.40	499	3.45
$5.60	179,500	9.96	5.60	—	—

	14,597,327	7.55		7,032,721

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table summarizes the Company’s options granted in fiscal 2009 through the six months ended September 30, 2009 (April 1, 2008 through September 30, 2009), and its contemporaneous valuations:

Month of Grant	Number of Shares	Exercise Price ($ per share)	Fair Value ($ per share)	Intrinsic Value
May 2008	1,602,000	$1.50	$1.50	$—
June 2008	43,000	1.50	1.50	—
July 2008	922,500	2.25	2.25	—
September 2008	832,500	2.70	2.70	—
November 2008	599,000	2.70	2.50	—
January 2009	770,400	2.25	2.25	—
March 2009	476,500	2.40	2.40	—
May 2009 (unaudited)	452,000	3.00	3.00	—
June 2009 (unaudited)	121,000	3.45	3.45	—
July 2009 (unaudited)	1,138,000	4.50	4.50	—
September 2009 (unaudited)	179,500	5.60	5.60	—

Share-Based Compensation

Total share-based compensation expense by category is set forth in the following table:

	Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
				(Unaudited)
	(in thousands)
Share-based compensation by type of award
Restricted stock	$78	$26	$—	$—	$—
Employee stock options	708	655	1,861	754	1,266
Non-employee stock options	138	374	245	194	322

	$924	$1,055	$2,106	$948	$1,588

Share-based compensation by expense category
Cost of sales	$—	$12	$25	$15	$12
Research and development	735	749	1,057	515	926
Sales and marketing	100	72	480	143	247
General and administrative	89	222	544	275	403

	$924	$1,055	$2,106	$948	$1,588

At March 31, 2009 and September 30, 2009, there was $6.4 million and $8.7 million (unaudited), respectively, of unrecognized share-based compensation expense that will be recognized over the remaining weighted-average period of 3.25 and 3.23 years, respectively.

The weighted-average fair value of options granted was $0.31, $0.55 and $1.13 per share for the years ended March 31, 2007, 2008 and 2009, respectively, and $2.28 (unaudited) per share for the six months ended September 30, 2009.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The fair value of options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
				(Unaudited)
Risk-free interest rate	4.79%	3.87%	2.89%	3.37%	2.36%
Expected life (years)	5.0	6.1	5.7	6.0	5.2
Volatility	66%	56%	54%	53%	57%
Expected dividends	0%	0%	0%	0%	0%

Restricted Share Awards

In May 2004, the Company issued 11,999,998 of its ordinary shares to its founders at $0.00005 per share under ordinary share purchase agreements. These shares were subject to a right of repurchase at the option of the Company in the event of voluntary or involuntary termination of employment of the founders, which rights lapsed over a period of 48 months and all such shares fully vested in May 2008.

The fair value of restricted share awards is measured using the estimated fair value of the Company’s ordinary shares at the grant date. The share-based compensation expense related to restricted share awards is being amortized using the accelerated attribution method over the vesting period of the awards. The Company has recorded compensation expense of $78,000, $26,000 and $300 related to restricted share awards for the years ended March 31, 2007, 2008 and 2009, respectively. At March 31, 2009, there was no unrecognized share-based compensation expense related to these shares as all of the restricted share awards were fully vested.

Non-employee Share-Based Compensation

The fair value of options granted to non-employees is estimated using the Black-Scholes option pricing model at each grant date and remeasured at each reporting date until such options vest. The share-based compensation expense related to a grant will fluctuate as the fair value of the Company’s ordinary shares fluctuates over the period from the grant date to the vesting date. The Company recorded non-employee share-based compensation expense of $138,000, $374,000 and $245,000 for the years ended March 31, 2007, 2008 and 2009, respectively, and $194,000 (unaudited) and $322,000 (unaudited) for the six months ended September 30, 2008 and 2009, respectively.

Note 10 — EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) tax-deferred savings plan (the “Plan”) which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company may, at its discretion, make matching contributions to the Plan. Furthermore, the Company is responsible for administrative costs of the Plan. The Company has not made contributions to the Plan since its inception.

Note 11 — SEGMENT REPORTING

The Company operates in one reportable segment, the development and sale of mobile TV solutions. The Company’s Chief Executive Officer, who is considered to be the chief operating decision

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

maker, manages the Company’s operations as a whole and reviews financial information presented on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources. Revenues by region are classified based on the locations of the customer’s principal offices, even though customers’ revenues are attributable to end customers that are located in a different location.

The following table sets forth the Company’s revenue by geographic region:

	Year Ended March 31,			Six Months Ended September 30,
	2007	2008	2009	2008	2009
				(Unaudited)
	(in thousands)
Hong Kong	$74	$29,122	$103,118	$59,161	$79,002
United States	186	13,655	6,836	87	13,284
China	61	6,830	4,106	2,491	581
Taiwan	—	—	9,817	5,145	18,249

	$321	$49,607	$123,877	$66,884	$111,116

Substantially all of the Company’s long-lived assets are located in the United States.

Note 12 — RELATED PARTY TRANSACTIONS

The Company entered into several software license and maintenance agreements and service agreements with Cadence Design Systems, Inc. (“Cadence”), a related party company. A member of the Company’s Board of Directors is also the Chief Executive Officer, President and a director of Cadence.

In October 2004, the Company entered into a software license agreement and a service agreement with Cadence. Cadence granted the Company the right to use certain licensed programs and related documentation and agreed to provide design consulting services to the Company. The Company committed to pay Cadence $1.5 million, which were to be paid in several payments provided that Cadence meet certain milestones. The Company paid an aggregate total of $950,000 in periods prior to fiscal 2007. The service agreement was amended in January 2006 and the previous consulting service program was replaced by a new program. Under the amendment, the Company committed to pay Cadence $2.0 million over the life of the contract through June 2007. All the payments have been made and there were no outstanding commitments under this agreement at March 31, 2008.

In June 2007, the Company entered into a software license and maintenance agreement with Cadence. Cadence granted the Company the right to use licensed programs and related documentation. The Company committed to pay Cadence $2.3 million payable in 14 quarterly payments through November 2010. The Company paid $399,000, $531,000 and $1.3 million (unaudited) in the year ended March 31, 2008 and 2009 and the six months ended September 30, 2009, respectively, with a remaining commitment of $1.4 million and $996,000 (unaudited) at March 31, 2009 and September 30, 2009, respectively, of which $1.1 million and $996,000 (unaudited) was recorded as accrued liabilities, respectively.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

In December 2007, the Company entered into a service agreement with Cadence. The Company committed to pay Cadence $450,000 over the life of the contract through June 2009. The agreement was amended in September 2008 to extend the service agreement through December 2011 for an additional fee of $2.1 million. The Company paid $150,000, $1.4 million and $342,000 (unaudited) in the year ended March 31, 2008 and 2009 and the six months ended September 30, 2009, respectively, with a remaining commitment of $990,000 and $648,000 (unaudited) at March 31, 2009 and September 30, 2009, respectively.

In August 2008, the Company entered into a software license and maintenance agreement with Cadence. Cadence granted the Company the right to use licensed programs and related documentation. The Company committed to pay Cadence $4.2 million and has paid the amount in full in fiscal 2009. The balance of $4.2 million and $4.0 million (unaudited) was recorded as prepaid expenses in the Company’s consolidated balance sheets at March 31, 2009 and September 30, 2009, respectively.

In April 2009, the Company entered into a software license and maintenance agreement with Cadence. Cadence granted the Company the right to use licensed programs and related documentation. The Company committed to pay Cadence $1.1 million and has paid the amount in full in April 2009. The balance of $1.1 million (unaudited) was recorded as prepaid expenses as of September 30, 2009.

In the year ended March 31, 2007, 2008 and 2009, and the six months ended September 30, 2008 and 2009, the Company incurred a total of $1.1 million, $1.0 million, $1.8 million, $632,000 (unaudited) and $1.9 million (unaudited), respectively, in costs and expenses related to license and/or maintenance fees under the above agreements with Cadence. The Company had the following prepaid expenses or accrued liabilities related to license and/or maintenance fees under the agreements with Cadence:

	March 31,		September 30,
	2008	2009	2009
			(Unaudited)
	(in thousands)
Prepaid expenses	$536	$5,663	$5,520
Accrued liabilities	361	1,136	1,041

In May 2006, the Company entered into a consulting agreement with a member of its board of directors which agreement was terminated in December 2007. The Company incurred $80,000 of expenses related to the services provided under the agreement in the year ended March 31, 2008 and none in the year ended March 31, 2009. The amount due to this board member was $40,000 and $0 as of March 31, 2008 and 2009, respectively.

Note 13 — COMMITMENTS

Leases

The Company leases office space and equipment under several noncancelable operating and capital leases with various expiration dates through November 2013. Rent expense was $136,000, $375,000 and $691,000 for the years ended March 31, 2007, 2008 and 2009, respectively, and $355,000 (unaudited) and $342,000 (unaudited) for the six months ended September 30, 2008 and 2009, respectively.

TELEGENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Future minimum lease payments under noncancelable operating and capital leases as of March 31, 2009 and September 30, 2009 are as follows:

	As of March 31, 2009		As of September 30, 2009
	Capital Leases	Operating Leases	Capital Leases	Operating Leases

			(Unaudited)
	(in thousands)
Year Ending March 31,
2010	$14	$659	$7	$628
2011	13	385	13	1,207
2012	12	—	12	419
2013	12	—	12	—
2014	8	—	8	—

Total future minimum lease payments	59	$1,044	52	$2,254

Less: Amount representing interest	(17)		(14)

Present value of capital lease obligations	42		38
Less: Current portion	(8)		(7)

Long-term portion	$34		$31

Noncancelable Purchase Obligations

The Company’s noncancelable purchase obligations consisted primarily of inventory purchase obligations and license and maintenance fees the Company committed to pay under several software license and maintenance agreements. As of March 31, 2009 and September 30, 2009, the Company’s future noncancelable purchase obligations are as follows:

	As of March 31, 2009	As of September 30, 2009
		(Unaudited)
	(in thousands)
Year Ending March 31,
2010	$3,265	$5,856
2011	901	901
2012	216	216

Total future noncancelable purchase obligations	$4,382	$6,973

Note 14 — UNAUDITED SUBSEQUENT EVENTS

In October 2009, the Company’s board of directors approved amendments to the 2004 Plan to increase the number of shares reserved for issuance by an aggregate of 5,700,000 shares. These amendments have not yet been submitted to the Company’s shareholders for approval.

In October 2009, the Company’s board of directors approved the issuance of options to purchase an aggregate of 4,468,550 shares with a weighted average exercise price and fair value of $7.95 per share.

In October 2009, the Company’s board of directors approved the filing of a registration statement with the SEC for an initial public offering of the Company’s common shares, as well as the adoption of the Company’s 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan, subject to shareholder approval, to become effective upon the effectiveness of the offering.

TELEGENT SYSTEMS
TV on Every Screen™
Television-on-a-chip™

                         Shares

Common Shares

Prospectus

Goldman, Sachs & Co.	J.P. Morgan

Jefferies & Company	Oppenheimer & Co.	Piper Jaffray

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ filing fee.

Amount to be Paid
SEC registration fee		$13,950
FINRA filing fee		25,500
NASDAQ filing fee		150,000
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	to be filed by amendment

ITEM 14.	Indemnification of Directors and Officers.

We are an exempted company with limited liability incorporated in the Cayman Islands. As such, we are subject to and governed by the laws of the Cayman Islands with respect to the indemnification provisions. Although the Companies Law (2009 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain English case law (which is likely to be persuasive in the Cayman Islands), however, indicate that the indemnification is generally permissible, unless there had been fraud, willful default or reckless disregard on the part of the director or officer in question.

Our amended and restated memorandum and articles of association provide that our directors, agents and officers shall be indemnified to the maximum extent permitted by law out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such director, agent or officer.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Telegent Systems, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Telegent Systems, Inc.

At present, there is no pending litigation or proceeding involving a director or officer of Telegent Systems, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our directors, certain officers and controlling persons against liabilities under the Securities Act of 1933, as amended.

ITEM 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since our inception through September 30, 2009 and gives effect to the two-for-one forward stock split effected December 14, 2007:

(a)	Since inception through September 30, 2009, we granted stock options to purchase 23,086,100 common shares to employees, consultants and directors pursuant to our 2004 Share Plan. Of these options, 2,119,503 shares have been cancelled without being exercised, 6,369,270 have been exercised of which 114,792 shares have been repurchased and 14,597,327 remain outstanding.

(b)	In April 2004, we issued an aggregate of 11,999,998 common shares to two founders, at $0.00005 per share, for an aggregate purchase price of $599.99.

(c)	In August 2004, we issued an aggregate of 1,260,612 Series A preference shares to 12 accredited investors, at $0.4522 per share, as consideration for the conversion of $569,998 in debt, and an aggregate of 24,079,970 Series A preference shares to 15 accredited investors, at $0.5650 per share, for an aggregate purchase price of $13,609,999.

(d)	In November 2004, we issued an aggregate of 566,132 Series A preference shares to three accredited investors, at $0.5650 per share, for an aggregate purchase price of $319,978.

(e)	In December 2004, we issued an aggregate of 150,388 Series A Preference shares to three accredited investors, at $0.5650 per share, for an aggregate purchase price of $84,999.

(f)	In November 2005, we issued an aggregate of 11,719,356 Series B preference shares to five accredited investors, at $1.2842 per share, for a combination of cash and conversion of $10,561 in debt for an aggregate purchase price of $15,049,997.

(g)	In December 2005, we issued an aggregate of 190,774 Series B preference shares to six accredited investors, at $1.2842 per share, for an aggregate purchase price of $244,992.

(h)	In January 2006, we issued an aggregate of 428,274 Series B preference shares to two accredited investors, at $1.2842 per share, for an aggregate purchase price of $549,989.

(i)	In August 2006, we issued an aggregate of 46,704 Series B preference shares to two accredited investors, at $1.2842 per share, for an aggregate purchase price of $59,977.

(j)	In June 2007, we issued an aggregate of 6,813,998 Series C preference shares to five accredited investors, at $2.715 per share, for an aggregate purchase price of $18,500,004.

(k)	In July 2007, we issued an aggregate of 551,170 Series C preference shares to 11 accredited investors, at $2.715 per share, for an aggregate purchase price of $1,496,427.

(l)	In December 2007, we issued an aggregate of 122,682 Series C preference shares to three accredited investors, at $4.075 per share, for an aggregate purchase price of $499,929.

The offers, sales and issuances of the securities described in Item 15(a) and (b) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Items 15(c) through 15(k) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Memorandum and Articles of Association of Telegent Systems, Inc. in effect prior to the closing of this offering.

3.2	Form of Amended and Restated Memorandum and Articles of Association of Telegent Systems, Inc. to be effective immediately prior to the closing of this offering.

4.1	Reference is made to exhibits 3.1 and 3.2.

4.2*	Form of Share Certificate.

5.1*	Opinion of Maples and Calder.

10.1	Amended and Restated Investors’ Rights Agreement, dated June 1, 2007, between Telegent Systems, Inc. and certain of its shareholders.

10.2	Form of Indemnity Agreement between Telegent Systems, Inc. and each of its directors and executive officers.

10.3(i)	2004 Share Plan, as amended.

10.3(ii)	Form of Option Agreement under 2004 Share Plan.

10.4(i)*	2010 Equity Incentive Plan.

10.4(ii)*	Form of Option Agreement and Form of Option Grant Notice under 2010 Equity Incentive Plan.

10.5*	2010 Employee Stock Purchase Plan.

10.6(i)	Employment Agreement, dated May 1, 2004, by and between Telegent Systems, Inc. and Samuel Sheng.

10.6(ii)	Amendment to Employment Agreement, dated December 31, 2008, by and between Telegent Systems, Inc. and Samuel Sheng.

10.7(i)	Employment Agreement, dated May 1, 2004, by and between Telegent Systems, Inc. and Weijie Yun.

Exhibit Number	Description of Document

10.7(ii)	Amendment to Employment Agreement, dated December 30, 2008, by and between Telegent Systems, Inc. and Weijie Yun.

10.8	Offer Letter, dated May 16, 2005, by and between Telegent Systems USA, Inc. and Qing Wang.

10.9(i)	Offer Letter, dated March 19, 2007, by and between Telegent Systems USA, Inc. and Stephen J. Zadig.

10.9(ii)	Amendment to Offer Letter, dated March 24, 2009, by and between Telegent Systems USA, Inc. and Stephen J. Zadig.

10.10(i)	Offer Letter, dated November 17, 2008, by and between Telegent Systems USA, Inc. and Donald Stark.

10.10(ii)	Amendment to Offer Letter, dated December 31, 2008, by and between Telegent Systems USA, Inc. and Donald Stark.

10.11(i)	Offer Letter, dated March 31, 2008, by and between Telegent Systems USA, Inc. and Geoffrey Ribar.

10.11(ii)	Amendment to Offer Letter, dated December 29, 2008, by and between Telegent Systems USA, Inc. and Geoffrey Ribar.

10.12(i)	Lease, dated August 21, 2007, by and between Silicon Valley CA-I, LLC and Telegent Systems USA, Inc.

10.12(ii)	First Amendment to Lease, dated June 30, 2009, by and between Silicon Valley CA-I, LLC and Telegent Systems USA, Inc.

10.13*	Fiscal 2009 Executive Bonus Plan.

10.14*	Fiscal 2010 Executive Bonus Plan.

21.1	Subsidiaries of Telegent Systems, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Maples and Calder (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this Registration Statement).

*	To be filed by amendment.

(b) Consolidated Financial Statement Schedules.

No consolidated financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 23rd day of November, 2009.

TELEGENT SYSTEMS, INC.

By:	/S/ SAMUEL SHENG
Samuel Sheng Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Samuel Sheng, Geoffrey Ribar and Weijie Yun, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ SAMUEL SHENG Samuel Sheng	Chief Executive Officer (Principal Executive Officer)	November 23, 2009

/S/ GEOFFREY RIBAR Geoffrey Ribar	Chief Financial Officer (Principal Financial and Accounting Officer)	November 23, 2009

/S/ WEIJIE YUN Weijie Yun	Executive Chairman of the Board	November 23, 2009

/S/ FENG DENG Feng Deng	Director	November 23, 2009

/S/ PAUL R. GRAY Paul R. Gray	Director	November 23, 2009

/S/ ELI HARARI Eli Harari	Director	November 23, 2009

/S/ REED E. HUNDT Reed E. Hundt	Director	November 23, 2009

Signature	Title	Date

/S/ SCOTT SANDELL Scott Sandell	Director	November 23, 2009

/S/ A. BROOKE SEAWELL A. Brooke Seawell	Director	November 23, 2009

/S/ LIP-BU TAN Lip-Bu Tan	Director	November 23, 2009

/S/ GIUSEPPE ZOCCO Giuseppe Zocco	Director	November 23, 2009

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Memorandum and Articles of Association of Telegent Systems, Inc. in effect prior to the closing of this offering.

3.2	Form of Amended and Restated Memorandum and Articles of Association of Telegent Systems, Inc. to be effective immediately prior to the closing of this offering.

4.1	Reference is made to exhibits 3.1 and 3.2.

4.2*	Form of Share Certificate.

5.1*	Opinion of Maples and Calder.

10.1	Amended and Restated Investors’ Rights Agreement, dated June 1, 2007, between Telegent Systems, Inc. and certain of its shareholders.

10.2	Form of Indemnity Agreement between Telegent Systems, Inc. and each of its directors and executive officers.

10.3(i)	2004 Share Plan, as amended.

10.3(ii)	Form of Option Agreement under 2004 Share Plan.

10.4(i)*	2010 Equity Incentive Plan.

10.4(ii)*	Form of Option Agreement and Form of Option Grant Notice under 2010 Equity Incentive Plan.

10.5*	2010 Employee Stock Purchase Plan.

10.6(i)	Employment Agreement, dated May 1, 2004, by and between Telegent Systems, Inc. and Samuel Sheng.

10.6(ii)	Amendment to Employment Agreement, dated December 31, 2008, by and between Telegent Systems, Inc. and Samuel Sheng.

10.7(i)	Employment Agreement, dated May 1, 2004, by and between Telegent Systems, Inc. and Weijie Yun.

10.7(ii)	Amendment to Employment Agreement, dated December 30, 2008, by and between Telegent Systems, Inc. and Weijie Yun.

10.8	Offer Letter, dated May 16, 2005, by and between Telegent Systems USA, Inc. and Qing Wang.

10.9(i)	Offer Letter, dated March 19, 2007, by and between Telegent Systems USA, Inc. and Stephen J. Zadig.

10.9(ii)	Amendment to Offer Letter, dated March 24, 2009, by and between Telegent Systems USA, Inc. and Stephen J. Zadig.

10.10(i)	Offer Letter, dated November 17, 2008, by and between Telegent Systems USA, Inc. and Donald Stark.

10.10(ii)	Amendment to Offer Letter, dated December 31, 2008, by and between Telegent Systems USA, Inc. and Donald Stark.

10.11(i)	Offer Letter, dated March 31, 2008, by and between Telegent Systems USA, Inc. and Geoffrey Ribar.

10.11(ii)	Amendment to Offer Letter, dated December 29, 2008, by and between Telegent Systems USA, Inc. and Geoffrey Ribar.

10.12(i)	Lease, dated August 21, 2007, by and between Silicon Valley CA-I, LLC and Telegent Systems USA, Inc.

10.12(ii)	First Amendment to Lease, dated June 30, 2009, by and between Silicon Valley CA-I, LLC and Telegent Systems USA, Inc.

10.13*	Fiscal 2009 Executive Bonus Plan.

Exhibit Number	Description of Document

10.14*	Fiscal 2010 Executive Bonus Plan.

21.1	Subsidiaries of Telegent Systems, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Maples and Calder (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this Registration Statement).

*	To be filed by amendment.